IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101Technical Report for Northgate Minerals Corporation (Northgate) by AMEC Americas Limited (AMEC). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AMEC’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Northgate subject to the terms and conditions of its contract with AMEC. This contract permits Northgate to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under Canadian securities law, any other uses of this report by any third party are at that party’s sole risk

YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

C O N T E N T S

1.0	SUMMARY			1-1
	1.1	Property Setting		1-1
	1.2	Tenure and Agreements		1-2
	1.3	Previous Work		1-2
	1.4	Geology and Mineralization		1-2
	1.5	Mineral Resource Estimate		1-4
	1.6	Mineral Reserves		1-6
	1.7	Mine Development and Mine Plan		1-7
	1.8	Metallurgy and Processing		1-9
	1.9	Cost Estimates and Financial Analysis		1-10
	1.10	Environmental Considerations		1-10
	1.11	Conclusions and Recommendations		1-11
2.0	INTRODUCTION AND TERMS OF REFERENCE			2-1
	2.1	Introduction		2-1
	2.2	Terms of Reference		2-1
3.0	RELIANCE ON OTHER EXPERTS			3-1
	3.1	Mineral Tenure		3-1
	3.2	Surface Rights, Access and Permitting		3-1
	3.3	Environmental		3-1
	3.4	Taxes		3-2
	3.5	Royalties		3-2
4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Location		4-1
	4.2	Property, Title and Mineral Claims		4-1
	4.3	Environmental Regulations		4-9
		4.3.1	Existing Environmental Approvals	4-9
		4.3.2	Required Environmental Approvals	4-9
	4.4	Agreements		4-10
	4.5	Environmental and Socio-Economic Issues		4-11
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources and Infrastructure		5-2
	5.4	Physiography and Vegetation		5-2
6.0	HISTORY			6-1
	6.1	Historical Production and Exploration		6-1
		6.1.1	Young-Davidson Property	6-2
		6.1.2	Matachewan Consolidated Mines Property	6-3
		6.1.3	Welsh Claims	6-4

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		6.1.4	Shirriff Claims	6-4
		6.1.5	Schaus-Clarke-Shirriff Claims	6-5
	6.2	Previous Mineral Resource Estimates		6-5
7.0	GEOLOGICAL SETTING			7-1
8.0	DEPOSIT TYPE			8-1
9.0	MINERALIZATION			9-1
10.0	EXPLORATION			10-1
11.0	DRILLING			11-1
	11.1	Drill Logs		11-2
	11.2	Drill Collar and Down Hole Surveys		11-4
	11.3	Core Size		11-5
	11.4	Core Recovery		11-5
12.0	SAMPLING METHOD AND APPROACH			12-1
	12.1	Sample Lengths		12-1
13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY			13-1
	13.1	Sample Preparation		13-1
	13.2	Analysis		13-1
	13.3	Security		13-2
	13.4	Quality Control and Quality Assurance		13-2
14.0	DATA VERIFICATION			14-1
	14.1	Northgate 2008 Data Verification		14-1
	14.2	AMEC 2008 Data Verification		14-1
	14.3	Northgate 2007 Data Verification		14-1
	14.4	Northgate 2006 Data Verification		14-2
	14.5	Scott Wilson RPA 2006 Data Verification		14-2
	14.6	Micon 2004 Data Verification		14-3
15.0	ADJACENT PROPERTIES			15-1
16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			16-1
	16.1	Grinding		16-2
		16.1.1	Gravity Concentration and Intensive Cyanidation	16-3
		16.1.2	Flotation	16-4
		16.1.3	Flotation Concentrate Cyanidation	16-5
		16.1.4	Flotation Tailings Cyanidation	16-8
		16.1.5	Overall Gold and Silver Recovery	16-9
		16.1.6	Cyanide Destruction	16-9
		16.1.7	Flotation Concentrate and Tailings Thickening	16-10
		16.1.8	Grinding Circuit Pilot Plant	16-10
		16.1.9	Design Criteria	16-10
		16.1.10	Process Flowsheet	16-11
		16.1.11	Process Plant Description	16-13
17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			17-1

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	17.1	YD Resource Database		17-1
		17.1.1	Geological Interpretation	17-1
		17.1.2	Composite Control Intervals	17-2
	17.2	Wireframe Models		17-2
		17.2.1	Mineralization Wireframes	17-2
		17.2.2	Density	17-4
		17.2.3	Resource Assay Statistics	17-4
		17.2.4	Capping High Assays	17-7
		17.2.5	Cut-off Grade	17-9
		17.2.6	Compositing	17-10
		17.2.7	Variography	17-10
		17.2.8	Trend analysis	17-11
		17.2.9	Mineral Resource Classification	17-11
	17.3	Block Modelling		17-13
		17.3.1	Underground Block Model Geometry and Block Size	17-13
		17.3.2	Open Pit Block Model Geometry and Block Size	17-13
	17.4	Grade Interpolation and Search Strategy		17-14
	17.5	Block Model Validation		17-15
	17.6	Mineral Resources		17-19
	17.7	Open Pit Mineral Reserves		17-20
	17.8	Underground Mineral Reserves		17-21
		17.8.1	Cut-off Grade	17-21
		17.8.2	Mineral Reserve Estimation Methodology	17-23
		17.8.3	Recovery and Dilution	17-25
		17.8.4	Underground Mineral Reserve Summary and Discussion	17-29
18.0	0THER RELEVANT DATA AND INFORMATION			18-1
	18.1	Open-Pit Mine Design and Production Schedule		18-1
		18.1.1	Introduction	18-1
		18.1.2	Mining Method	18-1
		18.1.3	Block Model Dilution	18-2
		18.1.4	Optimized Pit Shell Evaluation	18-2
		18.1.5	Detailed Pit Design	18-9
		18.1.6	Mine Schedule	18-12
	18.2	Underground Mining		18-13
		18.2.1	Mining Methods	18-13
		18.2.2	Sublevel Caving	18-14
		18.2.3	Longhole Shrinkage	18-16
		18.2.4	Longhole Shrinkage for Wide Zones	18-18
		18.2.5	Longhole Shrinkage with Barrier Pillars	18-22
		18.2.6	Longitudinal Sublevel Retreat	18-25
		18.2.7	Longitudinal Retreat with Rib and Sill Pillars	18-25
		18.2.8	Avoca Longitudinal Retreat	18-27
		18.2.9	Pillar Mining	18-29
	18.3	Underground Rock Mechanics		18-29
	18.4	Mine Design		18-30
		18.4.1	Mine Stoping Layout	18-30

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		18.4.2	Mine Sublevels	18-32
		18.4.3	Ramp Access	18-34
		18.4.4	Ore Handling	18-34
		18.4.5	Waste and Backfill Handling	18-35
		18.4.6	Shaft Location and Design	18-36
		18.4.7	Underground Mine Equipment	18-37
		18.4.8	Ventilation	18-37
		18.4.9	Mine Infrastructure	18-38
	18.5	Underground Production Schedule		18-39
	18.6	Development Requirements and Schedule		18-42
	18.7	Underground Mine Capital and Operating Costs		18-43
		18.7.1	Underground Mine Capital Costs	18-43
		18.7.2	Underground Mine Personnel	18-43
		18.7.3	Mine Operating Costs	18-44
		18.7.4	Site Power	18-46
		18.7.5	Infrastructure and Ancillary Buildings	18-46
		18.7.6	Roads	18-49
		18.7.7	Waste Rock and Temporary Mill Feed Storage	18-49
	18.8	Markets		18-49
	18.9	Contracts		18-49
	18.10	Environmental Considerations		18-50
	18.11	Taxes		18-50
	18.12	Capital Costs		18-51
	18.13	Economic Analysis		18-53
		18.13.1	Summary Results	18-53
		18.13.2	Valuation Methodology	18-53
		18.13.3	Financial Model Parameters	18-53
		18.13.4	Results of the Financial and Sensitivity Analyses	18-56
19.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES			19-1
20.0	INTERPRETATION AND CONCLUSIONS			20-1
	20.1	Summary		20-1
	20.2	Mineral Resources		20-1
	20.3	Mineral Reserves		20-3
	20.4	Mine Development and Mine Plan		20-4
	20.5	Metallurgy and Processing		20-5
	20.6	Environmental Considerations		20-5
	20.7	Cost Estimates and Financial Analysis		20-5
21.0	RECOMMENDATIONS			21-1
	21.1	Geology and Resource		21-1
	21.2	Mining		21-1
	21.3	Metallurgy and Processing		21-4
	21.4	Environmental Considerations		21-4
22.0	DATE AND SIGNATURE PAGE			22-1

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23.0	REFERENCES	23-1

T A B L E S

Table	1-1: December 2008 Underground Mineral Resource Estimate Summary	1-5
Table	1-2: December 2008 Open Pit Mineral Resource Estimates	1-5
Table	1-3: Open Pit and Underground Mineral Reserve	1-6
Table	2-1: Site Visits Completed by QPs in Support of the Technical Report	2-3
Table	4-1: Young Davidson Property Mineral Claims Details	4-4
Table	4-2: Permits Applied for and/or Granted	4-10
Table	6-1: Historical Production at the Young-Davidson Property (SWRPA, 2007)	6-2
Table	9-1: Lateral and Vertical Extents for the Mineralized Zones	9-4
Table	11-1: Drilling Summary	11-2
Table	12-1: Resource Assay Sample Length Statistics	12-2
Table	16-1: Gravity Separation Results for Master Comp 3	16-4
Table	16-2: Intensive Cyanidation Results	16-4
Table	16-3: Summary of CIL Tests on Master Comp 3 Flotation Concentrate	16-5
Table	16-4: Summary of Leach Kinetic Testwork	16-5
Table	16-5: Summary of CIL Testwork on Flotation Tailing	16-8
Table	16-6: Overall Recovery of Gold and Silver from Master Comp 3	16-9
Table	17-1: YD Resource Database	17-1
Table	17-2: Specific Gravity Data (2006)	17-4
Table	17-3: Resource Assay Statistics	17-5
Table	17-4: Capping Sensitivity By sector on Assays	17-8
Table	17-5: Breakeven Cut-Off Grade Assumptions	17-9
Table	17-6: Resource Maximum Extrapolation Distance Guidelines for YD Project Syenite-Hosted Mineralization	17-12
Table	17-7: Search Ellipsoid Orientations and Radii	17-15
Table	17-8: November 2008 Underground Mineral Resource Estimate	17-20
Table	17-9: Pit Optimization Parameters	17-21
Table	17-10: Recovery and Dilution Factors	17-26
Table	17-11: Summary of Young-Davidson Underground Reserves by Lens	17-30
Table	17-12: Summary of Young-Davidson Reserves by Mining Method	17-30
Table	18-1: Pit Optimization Slope Parameters	18-4
Table	18-2: Open Pit Material Movement Schedule	18-12
Table	18-3: Ore Delivery Schedule	18-13
Table	18-4: Underground Mobile Equipment Fleet	18-37
Table	18-5: Stope Scheduling Parameters	18-40
Table	18-6: Underground Production Schedule by Mining Area	18-41
Table	18-7: Underground Production by Mining Method (%)	18-41
Table	18-8: Development Requirements (m)	18-41
Table	18-9: Underground Mine Manpower Requirements	18-44
Table	18-10: Average Life-of-Mine Underground Mine Operating Costs	18-45
Table	18-11: Underground Mine Operating Costs by Cost Type	18-46
Table	18-12: Young Davidson Project Capital	18-51
Table	18-13: Capital Cost Estimate	18-52

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Table 18-14: Gold Doré Refinery Terms			18-54
Table 18-15: Operating Cost Estimate			18-54
Table 18-16: Young-Davidson Cash Flows			18-57
Table 18-17: Sensitivity Analysis Tabulated Results (‘000 $’s)			18-58
Table 20-1: December 2008 Mineral Resource Estimate Summary			20-2
Table 20-2: December 2008 Mineral Resource Estimates			20-2
Table 20-3: Open Pit and Underground Mineral Reserve			20-3

F I G U R E S

Figure	2-1:	Location Map	2-2
Figure	4-1:	Project Location	4-1
Figure	4-2:	Land Tenure Map	4-3
Figure	9-1:	3D Perspective Showing Mineralization Wireframes coloured by lens	9-3
Figure	9-2:	3D Perspective Showing Mineralization Wireframes coloured by sector	9-4
Figure	9-3:	3D North View Longitudinal Showing Underground Mineralization Wireframes shaded by lens	9-6
Figure	9-4:	3D North View Longitudinal Showing Underground Mineralization Wireframes shaded by sector	9-6
Figure	11-1:	Surface Plan Showing Drilling and Underground Openings	11-3
Figure	16-1:	Composite sample locations	16-2
Figure	16-2:	Mass Pull vs Gold Recovery	16-3
Figure	16-3:	Gold Leaching Kinetics	16-7
Figure	16-4:	Carbon Adsorption Kinetics	16-8
Figure	16-5:	Process Flow Schematic	16-12
Figure	17-1:	Mineralization Wireframes	17-3
Figure	17-2:	Gold Resource Assay Histograms	17-7
Figure	17-3:	Resource Assays: Gold – Silver Correlation	17-8
Figure	17-4:	Cut Gold Grade Block Model - (500m grid)	17-17
Figure	17-5:	Resource Classification Block Model Inferred = blue; Indicated = red; Measured = yellow	17-18
Figure	18-1:	South Wall Pit Angle Geometry	18-4
Figure	18-2:	Underground Workings near Final Pit (oblique view looking North)	18-5
Figure	18-3:	Pit by Pit Graph	18-7
Figure	18-4:	Revenue Factor 1.0 Pit Shell with Proposed Highway 566 Alignment	18-9
Figure	18-5:	Ultimate Pit Design	18-10
Figure	18-6:	Typical North-South Cross Section	18-11
Figure	18-7:	Existing Glory Hole Exposure on Pit Design	18-11
Figure	18-8:	Sublevel Cave Mining Method – UBZ Zone	18-15
Figure	18-9:	Longhole Shrinkage – Wide Zones (Page 1 of 2)	18-20
Figure	18-10:	Longhole Shrinkage – Wide Zones (Page 2 of 2)	18-21
Figure	18-11:	Longhole Shrinkage with Barrier Pillars	18-24
Figure	18-12:	Longitudinal Sublevel Retreat	18-26
Figure	18-13:	Avoca Longitudinal Retreat	18-28
Figure	18-14:	General Mine Layout	18-31
Figure	18-15:	Typical Sublevel - 9440 m level	18-33

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Figure	18-16:	Conceptual Site Infrastructure Layout	18-48
Figure	18-17:	Sensitivity Analyses on Metal Price, Head Grade, Capex, Opex and Foreign Exchange Rate (Base Case is after-tax NPV at 5%).	18-58

A P P E N D I C E S

Appendix A:	Technical Report on Underground And Open Pit Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

1.0	SUMMARY

Northgate Minerals Corporation (Northgate) commissioned AMEC Americas Limited (AMEC), to provide a Preliminary Feasibility Study (PFS) NI43-101 Technical Report (the Report) for the Young-Davidson (YD) open-pit and underground gold project (the Project) located near the town of Matachewan, Ontario, Canada.

The following people served as the Qualified Persons (QP) responsible for the preparation of the Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the Technical Report):

	●	Gary Taylor, P.Eng.; Manager of Mining, AMEC Saskatoon office
	●	Jay C. Melnyk, P. Eng., Principal Mining Engineer, AMEC Vancouver office
	●	Lionel Magumbe, P. Eng. Senior Process Engineer, AMEC Oakville office
	●	Sheila Daniel, P. Geo., Head, Environmental Management, AMEC Mississauga office
	●	Carl Edmunds, M.Sc., P.Geo., Exploration Manager, Northgate Minerals Corporation

Northgate updated the Mineral Resource statement and ensured compliance with the CIM code.

Several effective dates are appropriate for this report, as shown below:

	●	Effective Date of the report: 14 July 2009.
	●	Effective Date of the open pit mineral resources statement: December 2008.
	●	Effective Date of the underground mineral resources statement: December 2008
	●	Effective date of the open pit mineral reserve statement: 14 July 2009
	●	Effective date of the underground mineral reserve statement: 14 July 2009
	●	Effective date of the financial model and cash flow analysis: 14 July 2009.

1.1	Property Setting

The Project is located 3 kilometres (km) west of the community of Matachewan in northern Ontario. Kirkland Lake is 60 km east of the Project site and Timmins, which is the regional centre, is located 170 km by road northwest of the site. There are a number of other communities also within reasonable daily commuting distance to the Project. The Matachewan First Nation Reserve, located approximately 12 km north of the Project, is the closest First Nation community to the site.

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The site is connected by means of Highway 566 to the northern Ontario highway network. A new bridge across the West Montreal River at Matachewan allows ready transport of large equipment. Relocation of a section of Highway 566 is proposed to support Project development as a portion of the existing highway intersects the proposed open pit.

1.2	Tenure and Agreements

The Project is situated on the Northgate claim block which occupies an area of approximately 5,685 hectares (ha). The claim block includes mineral claims and dispositions.

The claim block is located in the Powell, Yarrow and Cairo townships, within the Larder Lake Mining district. A majority of the claim block is found between Mistinikon Lake to the west and the West Montreal River to the east.

On August 1, 2006, Northgate completed an amalgamation with three of its wholly- owned subsidiaries: Northgate Resources Limited, Young-Davidson Mines Limited, and Kemess Mines Ltd. The common shares of Northgate are publicly traded on the Toronto Stock Exchange and on the New York Stock Exchange.

1.3	Previous Work

Historical records show that the local area was first staked by two prospectors in 1910: Jake Davidson identified the YD prospect and Sam Otisse the Matachewan Consolidated prospect. This eventually led to gold production between 1934 and 1956 from two significant gold mines located in close proximity: the YD Mine and the Matachewan Consolidated Mine (MCM). The mines together produced approximately 970,000 ounces (oz) of gold from 9.8 million tonnes (Mt) of ore (SWRPA 2007).

1.4	Geology and Mineralization

The Project is situated within the south-western section of the Abitibi Greenstone Belt in north-east Ontario. The Abitibi Greenstone Belt consists of a complex and diverse array of volcanic, sedimentary, and plutonic rocks typically metamorphosed to greenschist facies grade, but locally attaining amphibolite facies grade. Volcanic rocks range in composition from rhyolitic to komatiitic and commonly occur as mafic to felsic volcanic cycles. Sedimentary rocks consist of both chemical and clastic varieties and occur as both intravolcanic sequences and as unconformably overlying sequences. A wide spectrum of mafic to felsic, pre-tectonic, syn-tectonic and post-tectonic intrusive rocks is present. All lithologies are cut by late, generally northeast-trending Proterozoic diabase dikes.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

The Abitibi Greenstone Belt rocks have undergone a complex sequence of deformation events ranging from early fabricless folding and faulting through later upright folding, faulting and ductile shearing resulting in the development of large, dominantly east-west trending, crustal-scale structures (“breaks”) that form a lozenge-like pattern. The regional Larder Lake-Cadillac Fault Zone (LLCFZ) cuts across the Project. The LLCFZ has a subvertical dip and generally strikes east-west. The LLCFZ is characterized by chlorite-talc-carbonate schist and the deformation zone can be followed for over 120 miles from west of Kirkland Lake to Val d’Or.

There are three important groups of Archean sedimentary rocks in the district. The oldest are Pontiac Group quartz greywacke and argillite, which occur as thick assemblages in Québec, while interbedded within the Larder Lake Group volcanic rocks are turbiditic siltstones and greywackes of the Porcupine Group. Unconformably overlying is Timiskiming Group conglomerate, turbidite and iron formation with minor interbedded alkalic volcaniclastic units.

Archean intrusive rocks are numerous in the district but are largely manifested as small stocks, dikes and plugs of augite syenite, syenite and feldspar porphyry occurring in close temporal and spatial association with the distribution of Timiskiming Group sediments. The main syenite mass, which hosts most of the gold mineralization on the property, measures almost 900m east-west by 300m north-south.

Huronian Proterozoic sedimentary rocks onlap and define the southern limit of the Abitibi in Ontario. In the project area these rocks are correlative to the Gowganda Formation tillite. Post-Archean dike rocks include Matachewan Diabase and younger Nipissing Diabase, which respectively bracket the Huronian unconformity in the project area.

Essentially all of the historical production at the YD Mine and approximately 60% of the production from the MCM Mine is from syenite-hosted gold mineralization (Lovell, 1967). Most of the current open pit and underground resources are also related to syenite-hosted gold. The syenite-hosted gold mineralization consists of a stockwork of quartz veinlets and narrow quartz veins, rarely greater than a few inches in thickness, situated within a broader halo of disseminated pyrite and potassic alteration. Visible gold is common in the narrower, glassy-textured quartz veinlets. In general, gold grades increase with quartz veinlet abundance, pyrite abundance, and alteration intensity. Mineralized areas are visually distinctive and are characterized by brick red to pink K-feldspar-rich syenite containing two to three percent disseminated pyrite and several orientations of quartz extension veinlets and veins. The quartz veins and veinlets commonly contain accessory carbonate, pyrite, and feldspar.

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1.5	Mineral Resource Estimate

A new underground resource estimates was completed for the Upper Boundary Zone (UBZ), Lower Boundary Zone (LBZ), the Lucky Zone, and the YD Zone. All Mineral Resource estimates comply with National Instrument 43-101 (NI43-101). The current resource estimate incorporates new interpretations for all of the underground mineralization, and is also based on a new interpretation of the diabase dikes. The current resource estimate is based on all of the historical drill holes and on recent (2008) surface drill holes up to hole YD08-83.

Overall, approximately two-thirds of the Northgate drill holes that reached their targets were successful in expanding the underground resources reflecting a high success ratio for a technically challenging deep drilling program on gold mineralization in a complex geological environment.

All of the Open Pit resources have been reassessed since an initial resource estimate prepared by Micon International Limited (Micon) in 2004 in compliance with NI 43-101. The updated Open Pit resource estimate, together with the underground resource estimate, form the YD Project resource for the PFS.

For both underground and open pit areas, a block model was built, constrained by 3D mineralization and barren diabase wireframes, to estimate the resources.

For underground a USD$750/oz (CDN$806/oz) gold price was used, a USD$11/oz (CDN$11.83) silver price, a 91.5% gold recovery, and a CDN$41.63/tonne operating cost to estimate a breakeven cut-off of approximately 1.7g/tonne Au. A minimum true thickness of approximately 3 metres and an incremental cut-off grade of approximately 1.3g/tonne Au were used to define the resource mineralization intersections. The 1.3g/tonne Au breakeven cut-off grade was used to constrain the resource wireframes. Some exceptions were made in order to preserve internal zone continuity.

For underground, the Measured Mineral Resources for the UBZ totals 3.17 million tonnes at an average cut grade of 3.95g/tonne gold and 0.70 g/tonne silver containing 402,000 ounces of gold and 71,000 ounces of silver. For underground, the Indicated Mineral Resources, for the UBZ, LBZ, Lucky Zone, and YD Zone total 23.7 million tonnes at an average cut grade of 3.56g/tonne gold and 1.19g/tonne silver containing 2.72 million ounces of gold and 904,000 ounces of silver. The Inferred Mineral Resources for the four above mentioned underground mineralized zones total 5.95 million tonnes at an average cut grade of 3.40g/tonne gold and 1.13g/tonne silver containing 650,000 ounces of gold and 216,000 ounces of silver (Table 1-1).

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Table 1-1: December 2008 Underground Mineral Resource Estimate Summary

Classification	Tonnage	Gold [1]	Silver [1]	Gold [1]	Silver [1]
	(tonnes)	(g/t)	(g/t)	(ozs)	(ozs)
UG Measured Resource	3,170,000	3.95	0.70	402,000	71,000
UG Indicated Resource	23,727,000	3.56	1.19	2,719,000	904,000
UG Inferred Resources	5,950,000	3.40	1.13	650,000	216,000

Notes:
1.	Assays are cut to 20g/tonne gold and 20 g/tonne silver for all zones.
2.	Mineral Resources are estimated using an average long-term gold price of USD$750 per ounce (CDN$806 per ounce).
3.	Underground mineralized wireframes constructed based on approximately a 1.70g/tonne Au cut-off grade, and a 1.3 g/tonne incremental cut-off grade and a minimum true thickness of three metres.
4.	Open Pit mineralized wireframes constructed based on approximately a 0.60g/tonne Au cut-off grade, and a minimum true thickness five metres.
5.	Resources are reported at a 2.3 g/tonne internal cut-off grade.
6.	Underground blocks are 15m by 15m by 7m wide while Open Pit blocks are 5m by 5m by 5m. Both block models have a percent mineralization field.
7.	3.0m equal length composites created within the mineralized wireframes.
8.	Inverse distance squared grade interpolation.
9.	Standard search radii lengths and orientations employed for each mineralized lens.
10.	A 2.69 specific gravity was used.
11.	Maptek’s Vulcan® 7.5 software was used.

For Open Pit resources a USD$750/oz (CDN$806/oz) gold price was used, a 91.5% gold recovery, and a CDN$17.90/tonne operating cost to estimate a breakeven cut-off of approximately 0.6g/tonne Au. A minimum true thickness of approximately 5 metres was employed in defining the mineralized drill intercepts.

Open Pit Indicated Mineral Resource totals 4.9 million tonnes at an average cut grade of 1.7g/tonne gold and contain 270,000 ounces of gold. The Inferred Mineral Resources for the Open Pit total 15,000 tonnes at an average cut grade of 1.74g/tonne gold and contain 850 ounces of gold (Table 1-2).

Table 1-2: December 2008 Open Pit Mineral Resource Estimates

Classification	Tonnage (tonnes)	Gold*	Contained Gold*
		(g/t)	(ozs)
Total Indicated Open Pit Resources	4,955,000	1.70	270,000
Total Inferred Open Pit Resources	15,000	1.74	850
* High assays cut to 20g/tonne Au

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

1.6	Mineral Reserves

The open pit and underground mineral reserves have an effective date of July 14, 2009 and assume a gold price of USD$725 per ounce and an exchange rate of USD$/CDN$0.85. The details are detailed in Table 1-3:

Table 1-3: Open Pit and Underground Mineral Reserve

Zone	Category	Tonnes	Gold		Silver
		(000)	Grade (g/t)	Ounces	Grade (g/t)	Ounces
Open Pit[1]	Probable	4,939	1.66	264,000	n/a	n/a
Underground[2]	Proven	3,469	3.22	359,000	0.58	65,000
	Probable	22,740	2.92	2,135,000	0.97	708,000
		31,148	2.75	2,758,000	0.92	773,000
Total Proven and Probable Reserve		31,148	2.75	2,758,000	0.92	773,000

1

The open pit gold cut-off considers ore-based operating costs of USD$12.11/tonne (processing, G&A), a gold recovery of 91%, a USD$0.68/tonne stockpile rehandle cost and royalty costs as appropriate within the claim boundaries. A 0.62 g/ tonne cut-off was applied within royalty free claims, 0.68 g/tonne cut-off and 0.69 g/onne cut-off applied to claims subject to royalty agreements.

2

A 1.7 g/tonne gold cut-off grade was applied to the underground resource model for the sublevel cave and longhole shrinkage mining methods based on 15% dilution, mining costs of CDN$21.74, process costs of CDN$11.40 and G&A costs of CDN$2.75 and a gold recovery of 92.5%. A 2.3 g/tonne gold cut-off grade was applied to the longhole retreat mining method to account for the additional capital development and lower productivity of this mining method. A 0 g/tonne cut-off grade was used for silver.

The open pit mineral reserves have been estimated within a detailed pit design, which was based on a Lerchs-Grossman optimized pit shell generated using the cost and economic parameters shown in Footnote 1 of Table 1-3 above, a mining cost of $2.30/tonne of material mined and using inter-ramp pit slopes, which vary from 49 to 53 degrees depending on rock type and wall orientation. The cut-offs have been applied to a diluted block model and a 2% mining loss has been applied to the resulting ore tonnages.

The underground mineral reserves have been estimated within a detailed underground mine design based on the use of three bulk mining methods: 1) longhole shrinkage for 8 metre (“m”) to 40m thick ore zones at depth; 2) sublevel cave for the 20m to 40m wide near surface UBZ zone; and, 3) sublevel longitudinal retreat for 5m to 10m wide zones. The stopes will be backfilled with unconsolidated waste rock from the open pit and development except for the longhole retreat stopes in the upper levels, which will be left open in combination with rib and sill pillars. The UBZ sublevel cave zone will be connected to the open pit and waste rock backfill will be added from the pit as this zone is mined.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Stope designs were developed according to the cut-off grade criteria and applicable mining methods. Internal dilution, below the cut-off grades, contained within the stope designs, is 5.1%. Mining recovery and external dilution factors were applied to the mineral resources contained within the stope shapes and varied by mining method, resource geometry and geotechnical considerations. The resulting average external dilution is 14.9%, for an overall internal and external dilution of 20%.

1.7	Mine Development and Mine Plan

The open pit operation will have a three year life following a six month pre production period. Mining will be performed by a contractor using conventional methods on 5 m benches, using 8 m3 Front-End loaders (FEL), 55 t haul trucks, appropriately sized drills and support equipment.

A historical open stope exists at the east end of the proposed pit design. In order to remove the safety risks of working near an open stope, and to minimize dilution and mining loss, the stope will be filled with waste rock early in the mine life. The waste rock backfill will then be mined out as part of regular bench mining activities.

The open pit mining plan has been generated to feed the mill at a rate of 2.16 Mt/yr. The plan includes the use of a low grade stockpile so that the head grade is higher during the first two years of the project.

Approximately 13.5 Mt of waste rock will be generated by the open pit. Approximately 1.5 Mt of this material will be used for construction of the tailings dams and other infrastructure, with the remainder being placed in the waste dump to the north of the pit. This waste dump will be a temporary repository as the material will be required to backfill underground voids for geotechnical purposes. After the pit is exhausted, a raise will connect the underground development to the bottom of the open pit and an owner fleet will rehandle the waste rock from the ex-pit dump to the underground workings as required.

The underground deposit is located approximately 210 m to 1,500 m below surface. A new 6.5 m diameter shaft will be sunk to the east of the deposit to a depth of 1,500m and will provide for the hoisting of ore and waste and the supply of ventilation. The mine will also be accessed by a ramp, which will be extended to the bottom of the mine from the existing exploration ramp, currently at a depth of 460 m below surface. The mine design has taken into consideration the existing MCM #3 and the YD shafts and other existing openings for ventilation and early works.

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The underground mine has been designed for low operating costs through the use of large modern equipment, gravity transport of ore and waste through raises, shaft hoisting, minimal ore and waste re-handling, high productivity bulk mining methods and unconsolidated waste rock backfill. The shrinkage mining method will be accessed by sublevels at 60m vertical intervals while the other methods will accessed by sublevels at 30m intervals. The mine will operate 20 mt scooptrams to load, haul and transfer stope production to the ore pass system from where it will be hoisted to the surface via 18 mt skips. Waste rock for mine backfill will be distributed underground by gravity through a waste pass system extending from surface through to the lower levels and hauled to the stopes by 20 mt scooptrams.

The underground will have a mine life of 13 years at a production rate of 2.16 Mt/yr (6,000 t/d). Production from the underground mine will be phased in during year three as the pit becomes exhausted. For the last 12 years of the projected mine life, mill feed will be provided exclusively from the underground mine.

The preproduction development requirements comprise 1,500 m of shaft, 20,670 m of lateral and 5,170 m of raises. Lateral development during operations will average approximately 7,500 m/yr including capital, operating and ore categories for the first eight years of the underground mine operation. In the last three years of the underground mine life, the development requirements drop off sharply as the mine is close to being fully developed.

The average underground personnel requirements are estimated to be 190 persons. The mine will operate seven days a week with two 11 hour shifts per day working a four days on and four days off schedule. The mine will be owner operated with only diamond drilling and raising being contracted.

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1.8	Metallurgy and Processing

The metallurgical testwork programs considered for this phase were completed in 2008 and early 2009 at SGS Lakefield. Results of these tests provided the data used for the design criteria.

The tests were conducted on samples from 32 holes selected across the mineralization from which five zone composites and a master composite were prepared. Flowsheet optimization was conducted on the master composite. Once the metallurgical parameters were optimized, the five zone composite and 32 individual samples were tested used for variability testing.

The grinding characteristics of the design mineralized material, an equal mixture of UBZ, LBZ and Pit Zone material as combined material for pilot plant feed gives an average Bond Work Index (BWI) of 15.6 kWh/t at 100 mesh (106µm) of grind. The selected six zone samples work index ranged from 14.7 to 18.3 kWh/t or an average of 16.5 kWh/t. Most samples tested fell in the medium to hard range of hardness with respect to impact breakage and Bond rod mill / ball mill grindability work indices while there was one waste sample which fell in the very hard range of hardness. All samples have been classified as abrasive or very abrasive.

The gravity recoverable gold was determined to be about 25% of the gold contained in the composite sample tested when cleaning of the primary centrifugal concentrator product on a Mozley table was completed to a target 0.05% weight recovery of the initial feed material.

The metallurgical test programs support the selection of single stage autogenous grinding (AG) circuit with a gravity circuit followed by flotation. The flotation concentrate is to be further ground and leached in a conventional carbon-in-leach (CIL). The flotation tailings will also be leached in a CIL circuit. The gold will be recovered from the carbon followed by electro-winning and pouring doré bars.

A gold recovery of 92.5% is indicated for the head grade of the samples on which the test work was performed and is the basis for the pre-feasibility phase.

The combined leach tailings were used for the cyanide destruction testwork. The YD CIL tailings is amenable to the SO2/Air cyanide destruction method.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

1.9	Cost Estimates and Financial Analysis

Capital and operating costs reflect Canadian dollars (CDN$) unless otherwise stated. AMEC estimated the operating costs as follows:

Mining – Open-pit: $3.09/t mined
Mining – Underground: $20.74/t mill feed
Milling: $10.20/t mill feed
G&A: $2.65/t mill feed

Capital costs were estimated at $531 M ($344 M for pre-production capital and $187 M for sustaining capital).

The financial analysis of the base case (USD$725/oz gold price, an exchange rate of USD$/CDN$0.85 and a discount rate of 5%), showed the pre-tax project Net Present Value (NPV) to be $275 M and the internal rate of return (IRR) to be 13.2%, and the post-tax project NPV and IRR of $183 M and 11.1% respectively. The cumulative post-tax undiscounted cash flow value for the project is $475 M and the payback period is 6.4 years. The project is most sensitive to metal prices and head grade, and less sensitive to currency exchange rate, operating and capital costs.

The results of the economic analysis represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Factors and assumptions that may change include the following:

Ability to obtain permits and approvals.
Sourcing equipment in a timely manner.
Obtaining skilled labour force and contractors.
Operating costs and capital costs estimates.

1.10	Environmental Considerations

The Project will be required to comply with applicable environmental legislation and regulatory requirements.

A number of environmental approvals remain valid from the late 1990's when the site was explored by Royal Oak Mines. Three Provincial class Environmental Assessments (EA) are anticipated to require completion based on the current Project design:

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Ministry of Transportation Class EA for Provincial Transportation Facilities
Ministry of the Environment Class EA for Electricity Projects
Ministry of Natural Resources Class EA for MNR Resource Stewardship and Facility Development Projects.

Additional environmental approvals will be required to construct, operate and close the new mine. On September 19, 2007 the Canadian Environmental Assessment Agency instructed Northgate that the Project design as presented in an Environmental Prospectus did not trigger the requirement to prepare a Federal EA pursuant to the

Canadian Environmental Assessment Act.

1.11	Conclusions and Recommendations

Geology

In the opinion of the author, the 2008 drilling program has been successful in expanding the YD Project underground resources.

The syenite-hosted gold mineralization exhibits good gold grade continuity. The mineralization occurs generally as east-west striking, steeply south dipping, vertically attenuated lenses with local flexures and tapered flanks. Gold-silver mineralization is present in several overlapping lens over an area measuring 1,070m east-west by 1,340m in the vertical dimension. The A lens is the largest measuring 615m by 1,230m, covering the YD, Lucky, and LBZ sectors. Mineralization reaches a maximum thickness is 70m, achieved in the lower portion of the UBZ at 23,645mE and 9800mEL.

The current resource estimate is based on a US$750/oz gold price. There is potential to increase the true thicknesses in some of the resource drill hole intersections if a lower incremental cut-off grade is used in future resource estimates that are based on higher gold prices.

There is also evidence that there are a number of subparallel, possibly anastomosing, generally east-west striking, alteration corridors that host the resource lenses defined so far. Drilling history on the YD Project has demonstrated that these lenses may grow and merge with adjacent lenses as the results from infill drilling become available. With detailed underground drill information, it may be possible to correlate continuous alteration corridors using the gold assays at a low cut-off grade, the multi- element data, and other information.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

The following work is warranted:

Continue the surface drilling and surface exploration program. This includes the following activities:

●	Continue data verification and validation program on drill holes that support Open Pit and UBZ resources, particularly in reference to surveying underground workings.

●	Review the capping levels prior to the next resource estimate.

●

As new data become available, carry out trend analysis work including grade, thickness, and grade-times-thickness contouring on longitudinal projections, and geostatistical studies to determine possible plunge orientations and ranges of continuity for each lens.

●	Continue to refine the diabase wireframes. An area has been identified that suggests a refined interpretation could add resource tonnes in the LBZ U Lens.

●	Construct updated wireframes for the main rock types.

●	Try to correlate continuous alteration corridors using the gold assays at a low cut- off grade, the multi-element data, and other information.

●	Continue to carry out detailed structural mapping of surface outcrops, pits and underground workings.

●	Investigate the grade, distribution and metallurgical characteristics of the tungsten rich areas.

●	Continue exploration on the property as this is a significant sized gold system that is incompletely explored.

Mining

With regards to the proposed open pit operation, AMEC recommends:

●	Review and update of mining dilution and mining loss estimates during feasibility mine planning.

●

Prepare detailed geotechnical design of individual structural domains for use in feasibility pit design. Pit optimization and pit design will be revisited as required based on the results of this analysis.

●	Investigate incorporating a two phase mining approach to better distribute the waste quantities mined from year to year.

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●	Obtain updated contractor quotations for contract mining.

With regards to the proposed underground operation, AMEC recommends:

Mining Methods:

●	During the Feasibility Study each Longitudinal Sublevel Retreat stope should be carefully re-evaluated to ensure it is economic considering capital as well as direct operating costs.

Rock Mechanics:

●

Further study using numerical modelling including detailed evaluation of ore zone sequencing, pillar stability, ore/waste mixing and draw control, and analysis of supplemental exploration holes for feasibility level design.

●

For the shrinkage stoping method, the evaluation of hanging wall stability has been assessed on average conditions encountered primarily from the underground ore exposure on the 6 level, and further evaluation of the geotechnical holes complemented with information from the exploration holes needs to be performed to assess the rock mass conditions of other zones, which may impact on local stope dilution especially where dykes intersect the ore zones.

●	Evaluation of parallel ore lenses will require a review of the sequencing, to determine this viability or preferential sequencing of some zones.

●	Incorporation of a microseismic system for monitoring any potential failure in large stopes is recommended.

●	Confirmation of the stress field should be performed by in situ stress measurements using overcoring techniques in the ramp.

Shaft

●	For the PFS costing was done on the basis of a 6.5 m diameter shaft, however, it is recommended that this be reviewed and optimized during the Feasibility Study.

●	The use of the existing MCM #3 shaft for hoisting of ore, personnel and supply of materials should be investigated during the Feasibility Study.

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Process

AMEC recommends completing the following tasks prior to finalizing a Feasibility Study:

●

Complete grinding circuit simulations using calibrated model for pilot plant indications using Kemess ball mill dimensions as equipment and for various ore blends, to establish operating conditions and grate discharge preliminary design.

● Integrate cyclone simulations with grinding simulations to confirm average/design circulating load.

Environmental

Additional provincial and federal environmental approvals will be required to construct, operate and close the new mine.

AMEC understands that Northgate is developing a positive relationship with the local Matachewan First Nation as demonstrated through the signing of an Impact and Benefits Agreement (IBA). Continuation along this path will be critical to ensuring that Project timelines are not impacted.

AMEC recommends completing the following tasks prior to finalizing a Feasibility Study:

● Continuation of the environmental approval process for long lead approvals as information becomes available.

● Continuation of public and First Nations consultation activities.

Cost Estimation and Financial Analysis

AMEC concludes that operating and capital cost estimated for this PFS are within the level of accuracy expected for this type of study.

The financial analysis using a discount rate of 5%, showed the after-tax project NPV to be $183 M and the IRR to be 11.1%. The cumulative undiscounted cash flow value for the project is $475 M and the payback period is 6.4 years. AMEC concludes that development of the YD Project is supported by positive economic factors.

The project is most sensitive to metal prices, head grade and currency exchange rate, and least sensitive to operating and capital costs.

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The results of the economic analysis represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

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2.0	INTRODUCTION AND TERMS OF REFERENCE

2.1	Introduction

The YD Project is at an Advanced Exploration Stage with an access ramp being advanced for exploration and delineation drilling of underground mineralized zones.

The following people served as the Qualified Persons (QP) as defined in NI 43-101 responsible for the preparation of this Report.

Gary Taylor, P.Eng.; Manager of Mining, AMEC Saskatoon office
Jay C. Melnyk, P. Eng., Principal Mining Engineer, AMEC Vancouver office
Lionel Magumbe, P. Eng. Senior Process Engineer, AMEC Oakville office
Sheila Daniel, P. Geo., Head, Environmental Management, AMEC Mississauga office
Carl Edmunds, M.Sc., P.Geo., Exploration Manager, Northgate Minerals Corporation

AMEC understands that this report will be used by Northgate in support of a news release disclosing an update to the mineral reserve estimate and the results of Preliminary Feasibility Study (PFS) on the YD Project.

2.2	Terms of Reference

Northgate commissioned AMEC to provide a PFS NI 43-101 Technical Report for the YD Project located near the town of Matachewan, Ontario, Canada (Figure 2-1). The purpose of the report is to evaluate the geological potential, provide a mineral resources and reserves estimate (using the CIM code) and prepare a PFS of the Project.

Each of the QP’s listed above has visited the YD property at various dates since 2007 as shown in Table 2-1, with the exception of Lionel Magumbe (QP for Process).

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Figure 2-1: Location Map

Timmins
Rouyn-Noranda
IR 72
Kirkland Lake
Matachewan
Young-Davidson Project Site
New Liskeard
Témiscaming
Sudbury
Sault Ste. Marie
North Bay
Cornwall
Owen Sound
Barrie
Peterborough
Kingston
Toronto
Sarnia
London
Windsor
LEGEND
Young-Davidson Project Site
Select City/Large Community
Highways
Ontario
Quebec
United States
0 75 150 300 450 600 Kilometres
Projection: North America Lambert Conformal Conic
N
W
E
S
Northgate Minerals Corporation
amec
YOUNG-DAVIDSON PROJECT
Project Location
SCALE: 1:4,860,300
DATE: January 2008
PROJECT No: TC71502
FIGURE: 2-1

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Table 2-1: Site Visits Completed by QPs in Support of the Technical Report s
	Date(s) of Site Visit		Sections of Responsibility
Qualified Person	from	to	(or Shared Responsibility)

Gary Taylor, P.Eng	May 20, 2009	May 21, 2009	1 to 3, 4.1, 4.2, 4.4, 5, 6, 15,
17.8, 18.2 to 18.9, 18.11 to
18.13, 19, 20.1, 20.3, 20.4,
20.7, 21.2

Jay Melnyk, P. Eng.	May 27, 2009	May 28, 2009	17.7, 18.1, 20.4, 21.2

Carl Edmunds, M.Sc.,	October 3, 2008	October 10, 2008	7 to 14, 17.1 to 17.6, 20.2,
P.Geo.	January 12, 2009	January 16, 2009	20.5, 21.1
Lionel Magumbe	None	None	16, 20.5, 21.3
Sheila Daniel, P.Geo.	March 31, 2007;	(single days)	4.3, 4.4, 18.10, 20.6, 21.4
October 2, 2007; May
13, 2008

AMEC is independent of Northgate and the YD property. AMEC’s fees for this Technical Report are not dependent in whole or in part on any prior or future engagement or understanding resulting from the conclusions of this report. These fees are in accordance with standard industry fees for work of this nature, and AMEC’s previously provided fee estimates are based solely on the approximate time needed to assess the various data and reach the appropriate conclusions.

Several effective dates are appropriate for this report, as shown below:

●	Effective Date of the report: 14 July 2009.
●	Effective Date of the open pit mineral resources statement: December 2008.
●	Effective Date of the underground mineral resources statement: December 2008
●	Effective date of the open pit mineral reserve statement: 14 July 2009
●	Effective date of the underground mineral reserve statement: 14 July 2009
●	Effective date of the financial model and cash flow analysis: 14 July 2009.

All measurement units used in this report are metric and currency is expressed in Canadian dollars (CDN$), unless stated otherwise.

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3.0	RELIANCE ON OTHER EXPERTS

Each of the AMEC and Northgate QP’s, authors of this Technical Report, state that they are qualified persons for those areas identified in the applicable “Certificate of Qualified Person” attached to this report. The authors have relied, and believe there is a reasonable basis for this reliance, upon the expert reports regarding mineral rights, surface rights, permitting, and environmental issues in sections of this Technical Report as noted below. The AMEC QP’s disclaim responsibility for this expert information.

3.1	Mineral Tenure

AMEC QP’s have not reviewed the mineral tenure, nor independently verified the legal status or ownership of the Project area or underlying property agreements. AMEC has relied upon Northgate experts for this information through the following document:

Mineral Tenure Status Review – Young Davidson Project, Ontario. Letter sent to AMEC by Gene Gulajec (EG Resource Consultants Inc.) dated 7 August, 2008.

The above information was used in Section 4 of this report.

3.2	Surface Rights, Access and Permitting

AMEC QP’s have relied upon Northgate experts to provide information regarding Surface Rights, Road Access and Permits and the following documents:

Mineral Tenure Status Review – Young Davidson Project, Ontario. Letter sent to AMEC by Gene Gulajec (EG Resource Consultants Inc.) dated 7 August, 2008.

The above information was used in Section 4 of this report.

3.3	Environmental

AMEC’s knowledge is based on field work and reliance on published and non-published material regarding the site, including environmental documentation developed in support of Royal Oak Mines and Northgate, exploration and development activities. The following documents were provided to AMEC by Northgate:

Knight Piesold 2006. Northgate Minerals Corporation, Young-Davidson Project, 2006 Environmental Studies. Ref. No. NB102-00255/1-5. January 26, 2007.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Northgate Minerals 2006. Advanced Exploration Amended Closure Plan, Prepared by Knight Piesold Ltd. for Northgate Minerals. Ref. No. NB102-00255/1-1. August 1, 2006.

Royal Oak Mines 1997. Matachewan Project Comprehensive Study Report and Environmental Impact Statement, Volumes I to 3.

Royal Oak Mines 1998. Matachewan Project Comprehensive Study Report.

Knight Piesold, 2006; Northgate Minerals, 2006; Royal Oak Mines, 1997; Royal Oak Mines, 2008).

The above information was used in Section 4 of this report.

3.4	Taxes

AMEC QP’s have relied upon opinions of experts retained by Northgate for information regarding the taxes applicable to the project through the following document:

A letter from Eugene Lee, VP Finance, Northgate Minerals Corporation, dated 5 August, 2008.

The above information was used in Section 18 of this report, namely for cashflow forecast and financial analysis.

3.5	Royalties

AMEC QP’s have relied upon opinions of experts retained by Northgate for information regarding the royalties applicable to the project through the following documents:

Northgate Minerals Corporation, Project Alex Property, Property Interests and Royalty Agreement - Matachewan Consolidated Property, Royalty Agreement between Pamour Porcupine Mines Limited and Matachewan Consolidated Mines Limited. Dated June 1,1979 and amended on July 9, 1981, December 13, 1984 and April 27,1988 and extended on June 13, 2000.

Northgate Minerals Corporation, Project Alex Property, Property Interests and Royalty Agreement - Welsh Property, Royalty Agreement between Pamour Porcupine Mines Limited and George S. Welsh. Dated April 26, 1979 and amended on March 11, 1986.

The above information was used in Section 18 of this report, namely for mine design and cash flow forecast.

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4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Young-Davidson Project is located 3 km west of the community of Matachewan in northern Ontario at UTM 5310205 N 522230 E, or latitude 47°56’48” N and longitude 80°40’28” W (Figure 4-1). The Project is situated on the claim block which occupies an area of approximately 5,685 ha. The claim block includes patent leases and mineral claims.

Figure 4-1: Project Location

4.2	Property, Title and Mineral Claims

Northgate is a mid-tier mining company whose primary business is the acquisition, exploration, mining and extraction of precious and base metals. Northgate was originally incorporated in 1919 under the Ontario Companies Act.

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The claim block on which the Project is situated is located in the Powell, Yarrow and Cairo townships, within the Larder Lake Mining district. A majority of the claim block is found between Mistinikon Lake to the west and the West Montreal River to the east (Figure 4-2). A complete list of claims is shown in Table 4-1.

On August 1, 2006, Northgate completed an amalgamation with three of its wholly-owned subsidiaries: Northgate Resources Limited, Young-Davidson Mines Limited, and Kemess Mines Ltd. The common shares of Northgate are publicly traded on the Toronto Stock Exchange and on the New York Stock Exchange.

In AMEC’s opinion, the current status of mining rights enables Northgate to proceed with the development of a mining operation on the YD property.

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Figure 4-2: Land Tenure Map

BELL ISLAND
MATACHEWAN
POWELL TOWNSHIP
CAIRO TOWNSHIP
Mine Rock Stockpile
Open Pit
Fee simple surface rights (held by Northgate)
Surface rights held under MLO 11167
Davidson Lake
Hollinger Lake
Otisse Lake
LEGEND
Existing Roads *
Streams *
Lakes and Rivers *
Township Boundary **
Private Property Holders
Land Tenure ***
Mining Leases held by Northgate or by Agreement (Labeled with Title ID)
Surface Rights held by Northgate (Opawica Agreement))
Surface Rights held by Northgate under MLO 11167
Land Tenure Requirements ***
Mining Leases held by Northgate and/or Agreement Holders or held by Northgate under option Agreement (Labeled with Title ID)
Mining Claims held by Northgate and/or Agreement Holders or held by Northgate under option Agreement (Labeled with Title ID)
0 0.5 1 2 3 4 5 Kilometres
Northgate Minerals Corporation
amec
YOUNG-DAVIDSON PROJECT
Northgate Claim Block
SCALE: 1:20,000
DATE: January 2008
PROJECT No: TC71502
FIGURE: 2-2

Project No. 158985 August 2008	Page 4-3

YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Table 4-1: Young Davidson Property Mineral Claims Details

	Revised : July 14, 2009
Land Tenure Holdings by Agreement	Tenures	Area (ha)	Area (acres)
Schaus, Clarke & Shirriff - Yarrow Twp. Property	28	466.23	1,152.04
Kiernicki & Fekete Property	3	48.56	120
Welsh Property	2	24.54	60.64
Matachewan Consolidated Mines Property	24	371.58	918.17
Shirriff Property	36	597.11	1,475.45
Sedex Mining Corp. - OKA Property	18	328.82	812.5
Young-Davidson Property	45	2194.07	5,421.54
	156	4030.89	9,960.34

Notes:

YDM Property: Licence of Occupation L.11167 & Fee Simple Title CL4871 surface right area included within claim or lease area.
Matachewan Property : Licence of Occupation L.1007 area included - tenure holds surface rights & undersurface rights. Location:
Davidson Mine location - NTS: 041P/15; UTM NAD83 Z17N - 5310000N; 523000E, Long. 80 41', Lat. 47 56'
Claim Maps: Larder Lake Mining Division, Plans G3218, G3209, M0260, M207, M0237

Schaus, Clarke & Shirriff Yarrow Twp. Property
Northgate 100% subject to Letter Agreement between Royal Oak Mines Inc. and Schaus, Clarke, Shirriff dated September 9, 1992

Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Only Exploration Rights	Expiry / Renewal Date	Royalty	Subject to Surface & Mining Rights Withdraw Order No.
YARROW	494591	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012	2% NSR
YARROW	494592	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012	2% NSR
YARROW	494593	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012	2% NSR
YARROW	494594	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012	2% NSR
YARROW	494595	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012	2% NSR
YARROW	495895	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012	2% NSR
YARROW	495896	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012	2% NSR	W-LL-F1715
YARROW	495897	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012	2% NSR	W-LL-F1715
YARROW	495898	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012	2% NSR
YARROW	495899	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012	2% NSR
YARROW	523116	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011	2% NSR	(N/A)WL-21/95, F1715
YARROW	523117	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011	2% NSR	(N/A)W-L-21/95
YARROW	523118	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011	2% NSR	N/A-21/95, F1600,F171
YARROW	523119	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011	2% NSR	(N/A)WL-21/95, F1715
YARROW	523141	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011	2% NSR	(N/A)WL-21/95, F1715
YARROW	523142	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011	2% NSR	(N/A)W-L-21/95
YARROW	523143	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011	2% NSR	(N/A)W-L-21/95
YARROW	523144	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011	2% NSR	(N/A)W-L-21/95
YARROW	523145	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011	2% NSR	(N/A)W-L-21/95
YARROW	MR 29666	4938LT	106668	21	Northgate Minerals Corporation	start ↓		N	Y		30-Nov-2013	2% NSR	P* W-LL-F1715
YARROW	MR 29667	4938LT	106668	21	Northgate Minerals Corporation	↓		N	Y		30-Nov-2013	2% NSR
YARROW	MR 29668	4938LT	106668	21	Northgate Minerals Corporation	↓		N	Y		30-Nov-2013	2% NSR
YARROW	MR 29669	4938LT	106668	21	Northgate Minerals Corporation	↓		N	Y		30-Nov-2013	2% NSR
YARROW	MR 29670	4938LT	106668	21	Northgate Minerals Corporation	↓		N	Y		30-Nov-2013	2% NSR
YARROW	MR 29671	4938LT	106668	21	Northgate Minerals Corporation	↓		N	Y		30-Nov-2013	2% NSR
YARROW	MR 29672	4938LT	106668	21	Northgate Minerals Corporation	↓		N	Y		30-Nov-2013	2% NSR	P* W-LL-F1715
YARROW	MR 29675	4938LT	106668	21	Northgate Minerals Corporation	↓		N	Y		30-Nov-2013	2% NSR	P* W-LL-F1715
YARROW	MR 29676	4938LT	106668	21	Northgate Minerals Corporation	158.653		N	Y		30-Nov-2013	2% NSR
	28					466.23

Ontario MNDM Withdraw Order No.
(N/A) W-L-21/95: Surface & Mining Rights withdrawn from prospecting, staking, sale or lease. These claims were acquired before 1995 and are exempted from Order.
W-LL-F1715 & W-LL-F1600: Living Legacy Withdraw area, P* indicates portion of claim withdrawn.

Project No. 158985 August 2008	Page 4-4

YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Kiernicki & Fekete Property Northgate 100% subject to Purchase Agreement between Young-Davidson Mines, Limited and Kiernicki & Fekete dated May 8, 2003
Twp.	Title ID	Parcel No. or Claim Status			Registered Tenure Holder	Area (ha.)		Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	Royalty	Subject to Surface & Mining Rights Withdraw Order No.
CAIRO	1199662	Active Claim			Northgate Minerals Corporation	16.188		N	Y		26-Aug-2010	2% NSR	P* W-LL-F1715
CAIRO	1199663	Active Claim			Northgate Minerals Corporation	16.188		N	Y		26-Aug-2010	2% NSR
CAIRO	1199664	Active Claim			Northgate Minerals Corporation	16.188		N	Y		26-Aug-2010	2% NSR
	3					48.56

Welsh Property Northgate 100% subject to terms of Mining Lease Agreement between Pamour Porcupine Mines Limited and George Welsh dated April 26, 1979 and Amendment dated March 12, 1986
Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Terms (Yrs)	Registered Tenure Holder	Area (ha.)		Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	Royalty	Subject to Surface & Mining Rights Withdraw Order No.
POWELL	L-316523	5397LT	107282	21	Northgate Minerals Corporation	14.524		Y	Y		30-Jun-2022	C$1.50/ ton
POWELL	L-511097	5454LT	107440	21	Northgate Minerals Corporation	10.016		Y	Y		30-Apr-2024	C$1.50/ ton
	2					24.54

Matachewan Consolidated Mines Property
Northgate 100% subject to Mining Lease Agreement between Pamour Porcupine Mines Limited and
Matachewan Consolidated Mines dated June 1, 1979 & Amendments dated (1981, 1984, 1988, 2000, 2006)
Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Terms (Yrs)	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	Royalty	Subject to Surface & Mining Rights Withdraw Order No.
CAIRO	T 18264	1172SEC	Patent		Matachewan Consolidated Mines Ltd.	14.41		Y	Y		N/A	US$1/ton+
POWELL	MR 5379	3193LT	19020	10	Matachewan Consolidated Mines Ltd.	16.106		Y	Y		30-Sep-2008	US$1/ton+
POWELL	MR 5380	3194LT	19019	10	Matachewan Consolidated Mines Ltd.	19.951		Y	Y		30-Sep-2008	US$1/ton+
POWELL	MR 5402	4901LT	106561	21	Matachewan Consolidated Mines Ltd.	19.142		N	Y		30-Sep-2008	US$1/ton+
POWELL	MR 5396	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	start ↓		N	Y		30-Sep-2008	US$1/ton+
POWELL	MR 5412	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	↓		N	Y		30-Sep-2008	US$1/ton+
POWELL	MR 5414	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	↓		N	Y		30-Sep-2008	US$1/ton+
POWELL	MR 5415	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	↓		N	Y		30-Sep-2008	US$1/ton+
CAIRO	MR 5417	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	↓		N	Y		30-Sep-2008	US$1/ton+
CAIRO	MR 5454	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	↓		N	Y		30-Sep-2008	US$1/ton+
CAIRO	MR 5455	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	↓		N	Y		30-Sep-2008	US$1/ton+
CAIRO	MR 5707	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	↓		N	Y		30-Sep-2008	US$1/ton+
POWELL	MR 5712	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	139.321		N	Y		30-Sep-2008	US$1/ton+
POWELL	MR 5397	5126LT	106716	21	Matachewan Consolidated Mines Ltd.	start ↓		N	Y		31-Dec-2014	US$1/ton+
POWELL	MR 5398	5126LT	106716	21	Matachewan Consolidated Mines Ltd.	↓		N	Y		31-Dec-2014	US$1/ton+
POWELL	MR 5401	5126LT	106716	21	Matachewan Consolidated Mines Ltd.	↓		N	Y		31-Dec-2014	US$1/ton+
POWELL	MR 5403	5126LT	106716	21	Matachewan Consolidated Mines Ltd.	↓		N	Y		31-Dec-2014	US$1/ton+
POWELL	MR 5406	5126LT	106716	21	Matachewan Consolidated Mines Ltd.	↓		N	Y		31-Dec-2014	US$1/ton+
POWELL	MR 5408	5126LT	106716	21	Matachewan Consolidated Mines Ltd.	100.664		N	Y		31-Dec-2014	US$1/ton+
POWELL	MR 5413	5127LT	106953	21	Matachewan Consolidated Mines Ltd.	19.142		N	Y		31-Mar-2015	US$1/ton+
CAIRO	MR 9655	5128LT	106954	21	Matachewan Consolidated Mines Ltd.	10.927		N	Y		30-Apr-2015	US$1/ton+	P* W-LL-F1715
POWELL	MR 5991	5287LT	107051	21	Matachewan Consolidated Mines Ltd.	15.726		N	Y		31-Dec-2017	US$1/ton+
CAIRO	537314	Active Claim			Northgate Minerals Corporation	16.188	1	N	N	Y	30-Sep-2009	US$1/ton+

Licence of Occupation with Undersurface rights & Surface rights (Montreal River area)
CAIRO	L0 1007		T18264		Matachewan Consolidated Mines Ltd.	2.995		Y	Y		N/A		W-LL-F1715
	24					371.58
Note: Licence of Occupation L.1007 enables holder to remove all ores & minerals from land covered by water (see Title T18264)
Ontario MNDM Withdraw Order No.
	W-LL-F1715: Living Legacy Withdraw area, P* indicates portion of claim withdrawn.

Project No. 158985 August 2008	Page 4-5

YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Shirriff Property Northgate 100% subject to Agreement between Thomas J. Obradovich and John F. Shirriff dated September 25, 2001
Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Units	Surface Rights	Mining Rights	Exploration	Rights	Expiry / Renewal Date	Shirriff Royalty	Subject to Surface & Mining Rights Withdraw Order No.
POWELL	MR 5386	4982LT	106655	21	Northgate Minerals Corporation	start ↓		Y	Y			31-Mar-2014	2% NSR
POWELL	MR 5400	4982LT	106655	21	Northgate Minerals Corporation	↓		Y	Y			31-Mar-2014	2% NSR
POWELL	MR 5568	4982LT	106655	21	Northgate Minerals Corporation	↓		Y	Y			31-Mar-2014	2% NSR
POWELL	MR 5569	4982LT	106655	21	Northgate Minerals Corporation	↓		Y	Y			31-Mar-2014	2% NSR
POWELL	MR 5570	4982LT	106655	21	Northgate Minerals Corporation	↓		Y	Y			31-Mar-2014	2% NSR
POWELL	MR 5657	4982LT	106655	21	Northgate Minerals Corporation	↓		Y	Y			31-Mar-2014	2% NSR
POWELL	MR 5659	4982LT	106655	21	Northgate Minerals Corporation	↓		Y	Y			31-Mar-2014	2% NSR
POWELL	MR 5922	4982LT	106655	21	Northgate Minerals Corporation	↓		Y	Y			31-Mar-2014	2% NSR
POWELL	MR 6032	4982LT	106655	21	Northgate Minerals Corporation	↓		Y	Y			31-Mar-2014	2% NSR
POWELL	MR 9835	4982LT	106655	21	Northgate Minerals Corporation	173.08		Y	Y			31-Mar-2014	2% NSR
POWELL	MR 33919	5060LT	106881	21	Northgate Minerals Corporation	start ↓		Y	Y			31-Oct-2014	2% NSR	P* W-LL-F1715
POWELL	MR 33920	5060LT	106881	21	Northgate Minerals Corporation	↓		Y	Y			31-Oct-2014	2% NSR
POWELL	MR 33921	5060LT	106881	21	Northgate Minerals Corporation	↓		Y	Y			31-Oct-2014	2% NSR
POWELL	MR 33922	5060LT	106881	21	Northgate Minerals Corporation	↓		Y	Y			31-Oct-2014	2% NSR
POWELL	MR 33923	5060LT	106881	21	Northgate Minerals Corporation	↓		Y	Y			31-Oct-2014	2% NSR
POWELL	MR 33924	5060LT	106881	21	Northgate Minerals Corporation	↓		Y	Y			31-Oct-2014	2% NSR
POWELL	MR 34250	5060LT	106881	21	Northgate Minerals Corporation	↓		Y	Y			31-Oct-2014	2% NSR
POWELL	MR 34251	5060LT	106881	21	Northgate Minerals Corporation	↓		Y	Y			31-Oct-2014	2% NSR
POWELL	MR 34252	5060LT	106881	21	Northgate Minerals Corporation	↓		Y	Y			31-Oct-2014	2% NSR	P* W-LL-F1715
POWELL	MR 34253	5060LT	106881	21	Northgate Minerals Corporation	139.843		Y	Y			31-Oct-2014	2% NSR
POWELL	MR 34242	5365LT	107257	21	Northgate Minerals Corporation	start ↓		N	Y			30-Jun-2020	2% NSR
POWELL	MR 34243	5365LT	107257	21	Northgate Minerals Corporation	20.598		N	Y			30-Jun-2020	2% NSR
POWELL	MR 35807	5390LT	106880	21	Northgate Minerals Corporation	start ↓		Y	Y			31-Jul-2014	2% NSR	P* W-LL-F1715
POWELL	MR 38931	5390LT	106880	21	Northgate Minerals Corporation	↓		Y	Y			31-Jul-2014	2% NSR	P* W-LL-F1715
POWELL	MR 39023	5390LT	106880	21	Northgate Minerals Corporation	63.831		Y	Y			31-Jul-2014	2% NSR	W-LL-F1715
POWELL	MR 35902	5392LT	106882	21	Northgate Minerals Corporation	start ↓		N	Y			31-Jul-2014	2% NSR	W-LL-F1715
POWELL	MR 39022	5392LT	106882	21	Northgate Minerals Corporation	29.684		N	Y			31-Jul-2014	2% NSR	W-LL-F1715
POWELL	MR 40066	5391LT	106755	21	Northgate Minerals Corporation	start ↓		N	Y			31-Jul-2014	2% NSR	W-LL-F1715
POWELL	MR 40067	5391LT	106755	21	Northgate Minerals Corporation	32.65		N	Y			31-Jul-2014	2% NSR	W-LL-F1715
POWELL	MR 40068	5389LT	106757	21	Northgate Minerals Corporation	30.52		Y	Y			31-Jul-2014	2% NSR	W-LL-F1715
POWELL	MR 40071	5389LT	106757	21	Northgate Minerals Corporation	11.04		Y	Y			31-Jul-2014	2% NSR	W-LL-F1715
POWELL	MR 50439	5145LT	106876	21	Northgate Minerals Corporation	start ↓		N	Y			31-Dec-2015	2% NSR	W-LL-F1715
POWELL	MR 50440	5145LT	106876	21	Northgate Minerals Corporation	47.296		N	Y			31-Dec-2015	2% NSR	W-LL-F1715
POWELL	512587	Active			Northgate Minerals Corporation	16.188	1	N	N		Y	30-Sep-2009	2% NSR
POWELL	512588	Active			Northgate Minerals Corporation	16.188	1	N	N		Y	30-Sep-2009	2% NSR	P* W-LL-F1715
POWELL	512589	Active			Northgate Minerals Corporation	16.188	1	N	N		Y	30-Sep-2009	2% NSR	P* W-LL-F1715
	36				597.11
Ontario MNDM Withdraw Order No. W-LL-F1715: Living Legacy Withdraw area, P* indicates portion of claim withdrawn.

Project No. 158985 August 2008	Page 4-6

YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Sedex Mining Corp. OKA Property Northgate - 80%; Property subject to Option and Joint Venture Agreement between 1519864 Ontario Limited & Sedex Mining Corp. dated October 1, 2002
Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	Royalties	Subject to Surface & Mining Rights Withdraw Order No.
POWELL	1205862	Active Claim		Fred S. Kiernicki - 100%	16.188	1	N	N	Y	27-Apr-2010	Nil
POWELL	1206077	Active Claim		Opawica - B/S Error; Steven Stanwick - 50% & Suzaane Guimond	5.059	1	N	N	Y	15-Sep-2010	3.0% NSR
POWELL	1206081	Active Claim		Fred S. Kiernicki - 100% Thomas J. Obradovich - 50%	16.188	1	N	N	Y	14-Dec-2010	3.0% NSR
POWELL	1206147	Active Claim		Canadian Royalties Inc. - 50% Thomas J. Obradovich - 50%	16.188	1	N	N	Y	4-Apr-2010	2.5% NSR
POWELL	1206148	Active Claim		Canadian Royalties Inc. - 50% Thomas J. Obradovich - 50%	16.188	1	N	N	Y	4-Apr-2010	2.5% NSR
POWELL	1206150	Active Claim		Canadian Royalties Inc. - 50%	16.188	1	N	N	Y	4-Apr-2010	2.5% NSR
POWELL	1213838	Active Claim		Fred S. Kiernicki - 100%	48.56	3	N	N	Y	27-May-2011	3.0% NSR
CAIRO	1223270	Active Claim		Thomas J. Obradovich - 100%	16.188	1	N	N	Y	17-May-2010	2.5% NSR
POWELL	1223271	Active Claim		Thomas J. Obradovich - 100%	32.376	2	N	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223281	Active Claim		Thomas J. Obradovich - 100%	16.188	1	N	N	Y	17-May-2010	2.5% NSR
POWELL	1223283	Active Claim		Thomas J. Obradovich - 100%	16.188	1	N	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223284	Active Claim		Thomas J. Obradovich - 100%	16.188	1	N	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223285	Active Claim		Thomas J. Obradovich - 100%	16.188	1	N	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223286	Active Claim		Thomas J. Obradovich - 100%	16.188	1	N	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223287	Active Claim		Thomas J. Obradovich - 100%	16.188	1	N	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223288	Active Claim		Thomas J. Obradovich - 100%	16.188	1	N	N	Y	10-Apr-2010	2.5% NSR
POWELL	1224878	Active Claim		Alcanex Ltd. - 100%	16.188	1	N	N	Y	10-Apr-2010	3.0% NSR
POWELL	3009961	Active Claim		Thomas J. Obradovich - 100%	16.188	1	N	N	Y	20-Sep-2010	2.5% NSR
	18				328.82	21

Project No. 158985 August 2008	Page 4-7

YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Young-Davidson Property Northgate - 100%
Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	Royalty	Subject to Surface & Mining Rights Withdraw Order No.
CAIRO	537315	Active Claim		Northgate Minerals Corporation	8.094	1	N	N	Y	30-Sep-09	NIL	W-LL-F1715
CAIRO	537316	Active Claim		Northgate Minerals Corporation	2.023	1	N	N	Y	30-Sep-09	NIL
CAIRO	537317	Active Claim		Northgate Minerals Corporation	8.094	1	N	N	Y	30-Sep-09	NIL	W-LL-F1715
POWELL	1207501	Active Claim		Northgate Minerals Corporation	16.188		N	N	Y	6-Apr-10	NIL	W-LL-F1715,F1600
POWELL	1207502	Active Claim		Northgate Minerals Corporation	259		N	N	Y	6-Apr-10	NIL	W-LL-F1715,F1600
POWELL	1207503	Active Claim		Northgate Minerals Corporation	32.376		N	N	Y	6-Apr-10	NIL
YARROW	1207504	Active Claim		Northgate Minerals Corporation	259		N	N	Y	6-Apr-10	NIL	W-LL-F1715,F1600
POWELL	1207505	Active Claim		Northgate Minerals Corporation	194.256		N	N	Y	6-Apr-10	NIL
YARROW	1207506	Active Claim		Northgate Minerals Corporation	242.82		N	N	Y	6-Apr-10	NIL
YARROW	1207507	Active Claim		Northgate Minerals Corporation	259		N	N	Y	6-Apr-10	NIL
POWELL	1207508	Active Claim		Northgate Minerals Corporation	48.564		N	N	Y	6-Apr-10	NIL
POWELL	1207509	Active Claim		Northgate Minerals Corporation	64.752		N	N	Y	6-Apr-10	NIL
POWELL	1207510	Active Claim		Northgate Minerals Corporation	16.188		N	N	Y	6-Apr-10	NIL
POWELL	1207511	Active Claim		Northgate Minerals Corporation	48.564		N	N	Y	6-Apr-10	NIL
POWELL	1207512	Active Claim		Northgate Minerals Corporation	16.188		N	N	Y	6-Apr-10	NIL
POWELL	1207513	Active Claim		Northgate Minerals Corporation	16.188		N	N	Y	6-Apr-10	NIL
POWELL	1207514	Active Claim		Northgate Minerals Corporation	64.752		N	N	Y	6-Apr-10	NIL	P* W-LL-F1715
YARROW	1207515	Active Claim		Northgate Minerals Corporation	32.376		N	N	Y	6-Apr-10	NIL	W-LL-F1715,F1600
YARROW	1207516	Active Claim		Northgate Minerals Corporation	129.504		N	N	Y	6-Apr-10	NIL
CAIRO	1207518	Active Claim		Northgate Minerals Corporation	80.94		N	N	Y	6-Apr-10	NIL	P* W-LL-F1715
POWELL	1207521	Active Claim		Northgate Minerals Corporation	8.1347		N	N	Y	15-Sep-10	NIL
POWELL	1207522	Active Claim		Northgate Minerals Corporation	16.188		N	N	Y	6-Apr-09	NIL
POWELL	1207550	Active Claim		Northgate Minerals Corporation	16.188		N	N	Y	6-Apr-09	NIL
CAIRO	1248827	Active Claim		Northgate Minerals Corporation	16.188		N	N	Y	7-Jun-09	0.5 % NSR
CAIRO	1248828	Active Claim		Northgate Minerals Corporation	32.376		N	N	Y	7-Jun-09	0.5 % NSR
CAIRO	1248829	Active Claim		Northgate Minerals Corporation	16.188		N	N	Y	5-Jun-09	0.5 % NSR
CAIRO	3004550	Active Claim		Northgate Minerals Corporation	48.564		N	N	Y	16-Sep-10	NIL	P* W-LL-F1715
CAIRO	3004551	Active Claim		Northgate Minerals Corporation	32.376		N	N	Y	18-Sep-10	NIL
POWELL	MR 12506	3858LT	19190 10	Northgate Minerals Corporation	22.237		Y	Y		30-Apr-13	NIL
POWELL	MR 12507	3857LT	19191 10	Northgate Minerals Corporation	15.362		Y	Y		30-Apr-13	NIL
POWELL	MR 12508	3856LT	19192 10	Northgate Minerals Corporation	12.93		Y	Y		30-Apr-13	NIL
POWELL	MR 12509	3861LT	19197 10	Northgate Minerals Corporation	9.741		Y	Y		30-Apr-13	NIL
POWELL	MR 12510	3860LT	19196 10	Northgate Minerals Corporation	14.225		Y	Y		30-Apr-13	NIL
POWELL	MR 12511	3859LT	19195 10	Northgate Minerals Corporation	13.124		Y	Y		30-Apr-13	NIL
POWELL	MR 12512	3855LT	19194 10	Northgate Minerals Corporation	12.351		Y	Y		30-Apr-13	NIL
POWELL	MR 12610	3854LT	19193 10	Northgate Minerals Corporation	3.849		Y	Y		30-Apr-13	NIL
POWELL	MR 5371	3104LT	19574 10	Northgate Minerals Corporation	14.933		Y	Y		30-Sep-17	NIL
POWELL	MR 5372	3105LT	19575 10	Northgate Minerals Corporation	13.476		Y	Y		30-Sep-17	NIL
POWELL	MR 5374	3106LT	19576 10	Northgate Minerals Corporation	10.522		Y	Y		30-Sep-17	NIL
POWELL	MR 5375	3107LT	19577 10	Northgate Minerals Corporation	15.216		Y	Y		30-Sep-17	NIL
POWELL	MR 5376	4215LT	19411 10	Northgate Minerals Corporation	17.766		Y	Y		30-Sep-16	NIL
POWELL	MR 5383	3108LT	19578 10	Northgate Minerals Corporation	11.372		Y	Y		30-Sep-17	NIL
POWELL	MR 5399	4314LT	18848 10	Northgate Minerals Corporation	21.893		Y	Y		31-Mar-17	NIL
	43				2,194.07
Surface Rights Only- Fee Simple Lot within MR5408 & Licence of Occupation - Davidson Lake area
Patent
POWELL	CL4871/MR5408	23381		Northgate Minerals Corporation	0.228		Y	N		N/A
Licence of Occupation
POWELL	MR 9839 et al	1207509	LO 11167	Northgate Minerals Corporation	24.127		Y	N		N/A
	2

	W-LL-F1715: Living Legacy Withdraw area, P* indicates portion of claim withdrawn.
	W-LL-F1600: Living Legacy Withdraw area.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

4.3

Environmental Regulations

The Project will be required to comply with applicable environmental legislation and regulatory requirements. AMEC has assisted Northgate with implementing a program to meet the permitting and approval requirements for the YD Project site and necessary offsite infrastructure. A list of existing and required permits for construction and operation of the mine is displayed in Table 4-2.

4.3.1

Existing Environmental Approvals

A number of environmental approvals remain valid from the late 1990's when the site was explored by Royal Oak Mines. These include:

  A Closure Plan (approved in 1996)

  A Certificate of Approval for Industrial Sewage Works originally approved in 1996 (#4-0053-96-987) and amended and consolidated in 1998 (#4-0053-96-987).

In order to support advanced exploration activities, Northgate submitted a certified amendment to the original Closure Plan (August 2006), amended the existing Certificate of Approval (#4-0053-96-987; September 2006) and obtained a Permit to Take Water to allow shaft dewatering (#8331-6XDQF3; January 2007).

4.3.2

Required Environmental Approvals

Additional environmental approvals will be required to construct, operate and close the new mine. On September 19, 2007 the Canadian Environmental Assessment Agency instructed Northgate that the Project design as presented in an Environmental Prospectus did not trigger the requirement to prepare an EA pursuant to the Canadian Environmental Assessment Act.

Three Provincial class EAs are anticipated to require completion based on the current Project design:

  Ministry of Transportation Class EA for Provincial Transportation Facilities

  Ministry of the Environment Class EA for Electricity Projects

  Ministry of Natural Resources Class EA for MNR Resource Stewardship and Facility Development Projects.

It is not expected that a Class EA for Provincial Parks and Conservation Reserves will be required, based on current understanding of land tenure investigations and placement of Project-related facilities. The YD Project site is located close to the West Montreal River Provincial Waterway Park.

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Table 4-2: Permits Applied for and/or Granted
Permit/Licence/Assessment	Agency	Description
Responsible
Closure Plan Amendment	Ministry of Northern	For mine production
Mining Act	Development and
Mines
Comprehensive Certificate of Approval	Ministry of the	Approval to discharge air
– Air and Noise	Environment	emissions and noise
Environmental Protection Act
Amendment to Certificate of Approval	Ministry of the	Approval to treat and discharge
– Industrial Sewage Works	Environment	effluent (mine / pit water, TIA,
Ontario Water Resources Act		septic field, oil water separator)
Certificate of Approval	Ministry of the	Operation of a landfill and/or
– Waste Disposal	Environment	waste transfer site
Environmental Protection Act
Permits to Take Water	Ministry of the	Water takings from surface or
Ontario Water Resources Act	Environment	ground water (multiple permits
expected to be required)
Forest Resource Licence (Cutting	Ministry of Natural	Clearing of Crown merchantable
Permit)	Resources	timber
Crown Forest Sustainability Act
Plans and Specifications Approval	Ministry of Natural	Dams and dikes in watercourses,
Lakes and Rivers Improvement Act	Resources	including tailings impoundment
area
Work Permit	Ministry of Natural	Work / construction on Crown
Public Lands Act	Resources	land
Land Use Permit	Ministry of Natural	Temporary form of tenure for
Public Lands Act	Resources	Crown land (transmission line)
Leave to Construct	Ontario Energy	Approval to construct a
Ontario Energy Board Act	Board	transmission line
Approval of Works in Navigable Waters	Transport Canada	Construction of transmission line
Navigable Waters Protection Act		crossing over the West Montreal
River.
Letter(s) of Advice	Fisheries and	Disruption to creeks and ponds
Fisheries Act	Oceans Canada	supporting fish populations;
approval for groundwater
dewatering effects.
Licence for a Magazine for Explosives	Natural Resources	Construction and operation of an
Explosives Act	Canada	explosives magazine.

4.4

Agreements

Northgate is working to establish and maintain cooperative relationships with the Matachewan First Nation (MFN), the closest First Nation to the Project site. The MFN community is located on Indian Reserve (IR) 72 approximately 10 km north of the Town of Matachewan and has an area of approximately 4,160 ha (INAC 20071[1]). The MFN is one of seven First Nation members of the Wabun Tribal Council, is a signatory of Treaty 9 and is affiliated with the Nishnawbe-Aski Nation. Northgate has signed a Memorandum of Understanding and an Impact and Benefits Agreement with the MFN which addresses a joint consultation approach which sets out a framework through which MFN and Northgate will cooperate in, among other things, the permitting and development of the Project.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

A small portion of the YD resource is bound by two royalty agreements: one on the Welsh claims and the other one on the MCM claims.

4.5

Environmental and Socio-Economic Issues

As the Project involves the redevelopment of an area where two mines previously operated (Matachewan Consolidated Mine and Young-Davidson Mine) there is historic environmental liability associated with the property. This includes:

  Historic concrete building foundations and structures.

  Six open pits including the YD Pit together having a surface expression of 3.1 ha.

  Extensive underground workings (approximately 19 km and more than 20 levels).

  'The Boundary Pit' which represents a stope open to surface and has a surface expression of 0.9 ha.

  Five shafts.

  Five historic tailings storage areas covering approximately 78 ha; only one of these areas covering approximately 2.4 ha is potentially acid generating (tailings from the custom milling of ore from the Matarrow Mine).

  Mine rock stockpiles.

The historic mining operations appear to have been closed in a manner consistent with industry standards, regulatory reclamation requirements at the time and the former operator's policies. The historic tailings areas are actively eroding and are prone to becoming airborne or washing downslope. Some of the other facility remnants may pose a physical hazard.

Reclamation of these historic liabilities is addressed in the closure plan prepared on behalf of Royal Oak Mines in 1996. AMEC has not reviewed the assessment of costs associated with this closure plan.

______________________________________
1[1] Indian and Northern Affairs Canada 2007. http://pse2-esd2.ainc-inac.gc.ca/FNProfiles/FNProfiles_home.htm

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Northgate submitted a certified amendment to the original Closure Plan in August 2006 to address the then proposed advanced exploration work that is now underway.

AMEC understands that financial assurance for the reclamation and monitoring associated with the original and amended closure plans has been provided to the Ministry of Northern Development and Mines for a total amount of $539,100 (Northgate, 2006).

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

5.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1

Accessibility

The Project site is 3 km west of the community of Matachewan in northern Ontario. Kirkland Lake is 60 km east of the project site and Timmins, which is the regional centre, is located 170 km by road northwest of the site (Figure 4-1). There are a number of other communities also within daily commute distance to the YD Project. The MFN Reserve, located approximately 12 km north of the site, is the closest First Nation community to the site.

The site is connected by means of Highway 566 to the northern Ontario highway network. A new bridge across the West Montreal River at Matachewan allows ready transport of large equipment. Relocation of a section of Highway 566 is proposed to support Project development as a portion of the existing highway intersects the proposed open pit.

5.2

Climate

The Matachewan area experiences cold winters and warm summers, typical of most of northern Ontario. The nearest climatic station to the site is Kirkland Lake, located approximately 55 km to the northeast, and serves as the reference station for the project site. The climate in Kirkland Lake can be summarized as follows, based on climate normal data (1950 to 1995):

Average annual daily temperature is 1.7°C. Monthly average daily temperatures range from -16.9°C in January to 17.6°C in July.

Precipitation averages 790 mm/yr. The highest average monthly precipitation generally occurs in September with 95.8 mm. The lowest average precipitation falls in February with 47.1 mm.

The maximum average monthly snowfall is 123.2 cm falling during the month of January (Environment Canada 2007).

Information on wind speed and direction is not available for the Kirkland Lake station. The next closest weather station to the project site is in Timmins approximately 70 km to the northwest. Winds in Timmins are gentle to moderate, averaging 11.9 km/h annually. Monthly averages range from 9.8 km/h to 13.5 km/h, with calmer conditions prevailing during the summer months.

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5.3

Local Resources and Infrastructure

The site is currently connected to the provincial electrical grid by a 44 kV transmission line. The line is heavily loaded and there is no excess capacity. Redevelopment of the property will require existing transmission line upgrades and new transmission line construction.

Matachewan is located near Kirkland Lake and Timmins, two mining towns with a significant pool of personnel that would allow Northgate to recruit and retain employees during the life of mine of the proposed open-pit and underground mines.

A comprehensive investigation was completed to ascertain the most appropriate tailings impoundment area location balancing all factors. AMEC believes a geotechnically acceptable location has been selected that has benefits from the environmental approvals perspective. This site does not require approval through a federal Environmental Assessment process, nor listing on Schedule 2 of the Metal Mining Effluent Regulations, developed under the Fisheries Act Canada.

Several locations are available to store mine waste rock on the property over the life of mine. The preferred location is on top of a previously disturbed area, which is expected to be capable of storing all mine rock produced, although other locations including in-pit disposal are possible.

AMEC has reviewed the proposed location of the process plant and is of the opinion that Northgate has sufficient room to build and operate the process plant during the expected life of mine.

5.4

Physiography and Vegetation

The Project site is located on a raised plateau within an area of rugged hummocky terrain and significant topographic relief. Elevation changes in the range of 20 m to 50 m are common. Elevation at the project site is approximately 350 m above mean sea level (amsl) while the West Montreal River is only 300 m amsl.

The local area has been defined as bedrock knobs with subdominant areas of ground moraine or till (Roed and Hallett 1979). Shallow soils are present, within limited organic topsoil. Sandy loam soil characterizes the area surrounding the project area. The low areas between the bedrock knobs often contain waterbodies or marsh areas.

Undisturbed portions of the site are covered by a conifer-dominated boreal forest. Dominant species within the local forest stands include: balsam fir, black spruce, white birch with some white spruce and trembling aspen. This vegetation is typical of the region and representative of the local climate and subsurface conditions.

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6.0

HISTORY

Historical records show that the local area was first staked by two prospectors in 1910: Jake Davidson identified the YD prospect and Sam Otisse the Matachewan Consolidated prospect. This eventually led to gold production between 1934 and 1956 from two significant gold mines located in close proximity: the Young-Davidson Mine and the Matachewan Consolidated Mine. The mines together produced approximately 970,000 oz of gold from 9.8 Mt of ore (SWRPA 2007).

There was no mining on the property from 1956 until Pamour Porcupine Mines Limited operated a short-lived, small, open pit mine to extract near surface mineralization between 1981 and 1982. All ore was trucked offsite and there was no processing on site or tailings resulting from this operation. Since that time there were a series of exploration programs conducted by Pamour Porcupine Mines Limited, and its successors Pamour Inc. and Royal Oak Mines between 1982 and the mid-1990's but no further mining on the property.

Royal Oak Mines Inc. (RYO) continued its involvement in the property and completed a number of engineering studies and environmental baseline investigations between 1995 and 1997. It is Northgate's understanding that RYO withdrew from the environmental approvals process for corporate reasons prior to its completion. The property remained inactive for a number of years after this withdrawal.

Northgate became interested in the Matachewan area for its exploration potential and in November 2005 Young-Davidson Mines Limited became a wholly-owned subsidiary of Northgate. Northgate owns 100% of mineral rights to all of the Young-Davidson Mine and Matachewan Consolidated Mine claims.

6.1

Historical Production and Exploration

The following summary of past exploration and production on the YD property is excerpted mostly from Micon (2004). Almost one million ounces of gold has been produced from the YD property (Table 6-1).

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Table 6-1: Historical Production at the Young-Davidson Property (SWRPA, 2007)
Period	Mine	Tons	Grade (oz/ton Au)	Contained Ounces Au
1934 to 1957	YD	6,218,272	0.094	585,690
1934 to 1954	MCM	3,525,200	0.107	378,101
1981 to 1982	MCM	106,000	0.069	7,314
Total		9,849,472	0.099	971,105

A chronological listing of the historical exploration and development work on the main claim groups is summarized below.

6.1.1

Young-Davidson Property

A great deal of work has been done on the YD property over the years, beginning with the initial gold discovery on the Davidson Claims by Mr. Jake Davidson in 1916.

Since then, much exploration and development has been done on the property, including excavation of two shafts, six production levels, and one exploration level. Production of gold from this property took place mainly from 1934 to 1957. A brief chronological summary is detailed below:

  1916-1933: Young-Davidson Mines Ltd.: surface prospecting, hand trenching and stripping. Pre-production activities.

  1934-1957: Hollinger Corporation: production of gold under contract from Young-Davidson Mines. According to records maintained by the Ontario Geological Survey, a total of 6,218,272 tons were produced at an average grade of 0.094 oz/ton (3.22 g/tonne) Au (585,690 oz Au).

  1979: Pamour: concluded Option Agreement.

  1980: Pamour: Diamond drilling, 44 holes totalling 12,841 feet (ft).

  1986: Pamour: additional diamond drilling in Boundary Pit Area, 84 holes totaling 32,130 ft.

  1988: Pamour: diamond drilling, 10 holes totalling 3,882 ft, testing shallow targets and upper portions of the Boundary Zone.

  1989: Pamour: diamond drilling, 10 holes totalling 13,052 ft, testing Boundary Zone (underground target).

  1990: Pamour: diamond drilling, 34 holes, testing several targets in syenite.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

  1995: Royal Oak Mines Inc: diamond drilling, 68 holes totalling 71,102 ft that tested selected underground targets, and testing for the western and depth extensions of the open pit mineralization 1996: Royal Oak Mines Inc: diamond drilling, 23 holes totalling 11,832 ft, confirming the western and depth extensions of the open pit mineralization, and to confirm the assay values indicated by the 1980 vintage drill holes.

  1997: Royal Oak Mines Inc: diamond drilling, 9 holes totalling 3,383 ft.

  2003: Young-Davidson Mines, Limited: diamond drilling, 10 holes totalling 5,407 ft.

6.1.2

Matachewan Consolidated Mines Property

The initial gold discovery on the adjoining Davidson Claims in 1916 sparked a staking rush which resulted in the discovery of gold on the MCM property later that year. Since then, much exploration and development has been done on the property, including excavation of three shafts and eleven production levels. Production of gold from this property took place mainly from 1934 to 1954. A brief chronological summary is detailed below:

  1916: Discovery of gold on the mine property by Samuel Otisse.

  1916-1933: Ventures Limited: surface prospecting, hand trenching and stripping. Pre-production activities.

  1934-1954: Ventures Limited: production period. According to records maintained by the Ontario Geological Survey, a total of 3,525,200 tons were produced at an average grade of 0.107 oz/ton (3.67 g/tonne) Au (378,101 oz Au).

  1980: Pamour: concluded Option Agreement.

  1981-1982: Pamour: gold production from five small open pits, whole ore trucked back to Pamour mill for processing. Internal company documents indicate that 106,000 tons at an average grade of 0.069 oz/ton Au were produced (Skeeles, 1989).

  1995: Royal Oak Mines Inc.: diamond drilling, 34 holes totalling 22,984 ft testing for the eastern extensions of the open pit mineralization.

  1996: Royal Oak Mines Inc.: diamond drilling, 6 holes totalling 2,717 ft testing for the eastern extensions of the open pit mineralization. Commencement of an underground exploration program in the fall of 1996 and proceeding through to the Fall of 1997. Work completed included dewatering to the 9th Level loading pocket, shaft rehabilitation to the 8th Level station, and geological mapping and sampling to the 5th Level. Preparation of necessary documentation to produce a Comprehensive Study Report and Environmental Impact Statement in fulfillment of the requirements outlined in the Canadian Environmental Assessment Act.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

  1997: Royal Oak Mines Inc: trenching program, including geological mapping and channel sampling. Reconnaissance level Induced Polarization (IP) survey.

  2000: 1519864 Ontario, Limited: diamond drilling, 11 holes totalling 983 ft to test for the presence of gold mineralization in the crown pillars of selected stopes. Limited stripping and trenching.

  2002: Young-Davidson Mines, Limited: Line cutting, IP and magnetometer surveys, soil sampling, trenching, and geological mapping of the area located from the MCM #3 shaft eastwards to the Montreal River. Diamond drilling, 21 holes totalling 12,793 ft to test selected IP anomalies or geological targets for their potential of hosting significant gold values.

  2003: Young-Davidson Mines, Limited: Diamond drilling, 37 holes totalling 17,759 ft.

6.1.3

Welsh Claims

  1916: Discovery of gold on adjoining claims.

  1979: Pamour: concluded Option Agreement.

  1986: Pamour: diamond drilling to test for the western extension of the Boundary Pit mineralization.

  1995: Royal Oak Mines Inc.: diamond drilling, total 4,982 ft in 18 holes.

  1996: Royal Oak Mines Inc.: diamond drilling, total 1,375 ft in 7 holes.

  1997: Royal Oak Mines Inc.: diamond drilling, total 2,812 ft in 6 holes.

6.1.4

Shirriff Claims

  1936: Matachewan Consolidated Mines: 3 drill holes completed on the Shirriff claims just south of the YD Mine.

  1949: British Matachewan Gold Mines Ltd.: Diamond drilling, 1 hole (1,001 ft).

  1960-1966: British Matachewan Gold Mines Ltd.: Diamond drilling, 7 holes totaling 3,858 ft.

  1971: British Matachewan Gold Mines Ltd.: Magnetic and electro-magnetic (EM) surveys in the Mistinikon Lake area. Diamond drilling, 2 holes.

  1973: British Matachewan Gold Mines Ltd.: IP survey.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

  1990: Pamour: Line cutting, magnetic and CSAMT surveys, geological mapping, diamond drilling (4,335 ft in one complete hole, 1 partial hole, crossing claim boundary (YD90-21)).

  1994: Royal Oak Mines Inc.: Minor line cutting, diamond drilling (9,568.1 ft in 3 holes).

  1995: Royal Oak Mines Inc.: Minor line cutting, diamond drilling (4,801 ft in 3 holes).

  2003: Young-Davidson Mines, Limited: Diamond drilling, one hole totalling 2,579.7 ft to search for the western depth projection of the Young-Davidson deposit.

6.1.5

Schaus-Clarke-Shirriff Claims

The Ministry of Northern Development and Mines assessment files have no records of exploration activities conducted on the Schaus-Clarke-Shirriff claims.

6.2

Previous Mineral Resource Estimates

Details from a previous Micon resource estimate are disclosed in a NI 43-101 technical report dated August 2004.

In December 2006, Scott Wilson, Roscoe, Postle and Associates (SWRPA) estimated the underground Mineral Inventory for the Lower Boundary Zone, the Lucky Zone, and the Lower YD Zone.

In December 2008, Northgate Minerals Corporation estimated the open pit and underground resources as disclosed in a NI 43-101 technical report dated January 23, 2009.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

7.0

GEOLOGICAL SETTING

A detailed description of the YD geological setting including regional, local and structural geology, lithology, metamorphism and alteration is presented in Section 7 of the April 2008 Technical Report and Preliminary Assessment: “NI 43-101 Technical Report and Preliminary Assessment on the Young-Davidson Property,Matachewan, Canada”.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

8.0

DEPOSIT TYPE

The YD deposit comprised of the Lower Boundary Zone (LBZ), Upper Boundary Zone (UBZ), Lucky Zone (LKY), Young-Davidson Zone (YD) and Open Pit collectively can be described as an Archean, syenite-hosted gold deposit. The gold mineralization is mostly related to quartz veinlet stockworks and disseminated pyrite mineralization, and is frequently associated with broader zones of potassic alteration.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

9.0

MINERALIZATION

At least five styles of gold mineralization are recognized at the YD Project. They are described in detail in Micon (2004) and Rhys (2003).

1. Syenite-hosted gold mineralization

2. Mafic volcanic-hosted gold mineralization (MCM Mine)

3. Timiskaming sediment-hosted gold mineralization

4. Ultramafic-hosted gold mineralization

5. Hanging wall contact gold mineralization

Essentially all of the historical production at the YD Mine and approximately 60% of the production from the MCM Mine is from syenite-hosted gold mineralization (Lovell, 1967). Most of the current Open Pit and underground resources are also related to syenite-hosted gold.

The syenite-hosted gold mineralization consists of a stockwork of quartz veinlets and narrow quartz veins, rarely greater than a few inches in thickness, situated within a broader halo of disseminated pyrite and potassic alteration. Visible gold is common in the narrower, glassy-textured quartz veinlets. In general, gold grades increase with quartz veinlet abundance, pyrite abundance, and alteration intensity. Mineralized areas are visually distinctive and are characterized by brick red to pink K-feldspar-rich syenite containing two to three percent disseminated pyrite and several orientations of quartz extension veinlets and veins. The quartz veins and veinlets commonly contain accessory carbonate, pyrite, and feldspar.

At least two orientations for the quartz veins and veinlets are recognized. Most dip gently to the north and are ladder-type flat veins and some dip steeply to the north. The flat veinlets are common in the large outcrop exposures and small pits on surface. Previous workers noted that the syenite-hosted gold mineralization is generally more extensive and lower grade near surface and appears to be more channeled and concentrated into higher grade corridors at depth (SWRPA, 2007).

In 2008 as part of a Northgate – NSERC funded research study the ore cross cut driven at 23,600mE / 10,120EL in the UBZ was mapped and sampled at a very detailed scale. The mapping showed that there are two stages of mineralization: an early stage manifest as boudinaged quartz-albite veins, folded quartz-pyrite veins with accessory disseminated sulphide, and a later stage comprised of planar gently north-dipping quartz-carbonate veins with sulphides that are much less deformed (Linnen pers. comm. 2009).

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Ore shoots within the syenite may plunge moderately to the southwest parallel to the L3 lineation (Rhys, 2003), however, a strong vertical down dip attenuation and plunge direction is indicated by the historical open pits and underground stopes. The current mineralization wireframes suggest that the mineralization may plunge steeply to the south-southwest or rake subvertically to moderately to the west. Actual plunge direction(s) for the underground syenite-hosted gold mineralization will become more evident as new data become available.

The current Northgate underground and Open Pit mineralization wireframes are shown in Figures 9-1 and 9-2. The 2008 Northgate Open Pit mineralization wireframes are shown in red and are partly hidden by the Northgate pit shell in brown. Historical underground development, the YD glory hole stope, and the UBZ stopes are shown in black. The Northgate mineralization wireframes are shown in other colours that are described below and shown in more detail in Figures 9-3 and 9-4.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Figure 9-1: 3D Perspective Showing Mineralization Wireframes coloured by lens

Note: Individual east-west lenses may traverse one or more sectors)

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Figure 9-2: 3D Perspective Showing Mineralization Wireframes coloured by sector

The underground mineralization has been subdivided into four main sectors, three of which are comprised by numerous lenses. In large, mineralization is near continuous with continuity broken by post-mineral dykes. In 2008 sector naming conventions were introduced to reflect east-west trending mineralized regions of syenite between the northerly trending dykes. The approximate lateral and vertical extents for the main sectors of underground and Open Pit mineralization are summarized in Table 9-1 with specific colour reference by lens grouping in Figure 9-1.

Table 9-1: Lateral and Vertical Extents for the Mineralized Zones

		Approximate	Approximate	Approximate	Approximate
Zone	Lens	Easting	Easting	Elevation	Elevation
Name	Count	Minimum	Maximum (m)	Minimum (m)	Maximum (m)
		(m)
YD (blue)	4	22,700	23,100	8,950	10,250
Lucky(beige)	3	22,875	23,330	8,930	10,120
LBZ(cyan)	3	22,900	23,620	8,820	10,030
UBZ(purple)	1	23,470	23,830	9,580	10,150
OP(red)	5	22,850	23,750	10,200	10,320

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Of the 11 underground resource lenses, the A and U solids form the most continuous and laterally extensive zones spanning 3 of the 4 sectors. The A solid (blue – Figure 9-1) is located footwall to the U solid (beige – Figure 9-1) along the northern margin of the syenite. The next largest solids are the UBZ (purple – Figure 9-1) and LBZ X lens (tan – Figure 9-1) solids, followed by YD solids F, B, C, H and FF. The Lucky sector is comprised of the NN and Q lenses. YD lens FF is the northern-most solid occurring in the footwall to the extensive A-solid.

The general arrangement of the solids is that of near continuous over lapping en-echelon zones, which step to the right in plan going from east to west. Down dip the individual solids appear to dip steeper than their enveloping surfaces, such that the base of a given solid is overlapped by the top of an adjacent one occurring in the hanging wall.

Open Pit solids occur up dip from the underground resource and are comprised of broader areas of similar mineralization, although at a lower grade. The central or Open Pit Middle (OPM) lens forms the largest solid in the Open Pit area.

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Figure 9-3: 3D North View Longitudinal Showing Underground Mineralization Wireframes shaded by lens

Figure 9-4: 3D North View Longitudinal Showing Underground Mineralization Wireframes shaded by sector

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10.0	EXPLORATION

Northgate acquired YD in November 2005. Essentially, all of the significant exploration work completed on the YD Project since that time by Northgate has been surface or underground diamond drilling, and this is summarized in the next section. A complete accounting of all recent exploration work including geochemistry, geophysics, trenching and surface mapping is presented in Section 10 of the April 2008 Technical Report and Preliminary Assessment: “NI 43-101 Technical Report and Preliminary Assessment on the Young-Davidson Property, Matachewan, Canada”.

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11.0	DRILLING

Northgate began a deep surface drilling program in early 2006 designed to confirm and expand the underground and Open Pit resources at the YD Property. This work was completed by Forage Orbit of Val D’Or Quebec under Northgate’s supervision through Jim Janzen, Senior Geologist (YD Project).

Northgate drilled 274 drill holes and wedge holes (YD06-01 to YD08-83) totaling 116,722.8m up until October 14, 2008, which is the data cut-off date for the resource estimate discussed in this report. Resource intersections were defined in 186 of the 274 holes drilled by Northgate. Of the Northgate holes an additional five drill holes contain isolated intersections that may be incorporated into future resource estimates and 22 holes had to be abandoned, due to deflection or other technical concerns. Eight holes intersected diabase at mineralization projections which should happen less frequently in the future as the accuracy of the deeper portions of the diabase wireframes improves. Another nine drill holes yielded sub-economic intersections, which is normal in drill holes that delimit zone extremities.

Overall, approximately two-thirds of the drill holes that reached their targets were successful in expanding the underground resources reflecting a high success ratio for a technically challenging deep drilling program on gold mineralization in a complex geological environment.

The Northgate drilling database for the YD Project currently contains some 1,461 surface and underground diamond drill holes totaling 275,985m. Current Open Pit and underground resources extend from approximately 22500mE to 24000mE. Between these coordinates the YD Resource Database contains 956 surface and underground diamond drill holes totaling 222,451.1m (Table 11-1). The YD Resource Database surface and underground drill hole traces and the underground mine development are shown in Figure 11-1.

The gold mineralization has a fairly uniform dip of -75[o] to the south and an east west strike, described in greater detail below. The relationship between the sample length and true thickness of the mineralization varies with the inclination of the drill holes and the dip of the deposit where it is intersected. The true thickness of the mineralization is interpreted using the Vulcan® software to measure the thickness on cross sections as described below.

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Table 11-1: Drilling Summary

	Minimum	Maximum	Number of	Total Length
Time Period	Hole No	Hole No	Holes	(m)
Unknown	BM1U	BM5U	5	826.0
Unknown	V-1	V-7	6	1021.7
1930s to 1950s	YD70	YD130	32	2344.2
1930s to 1950s	MCM46	MCM1312	280	22279.2
1980	YD80-01	YD80-62	61	5255.6
1986	YD86-01	YD86-97	84	9811.5
1988	YD88-01	YD88-10	10	1183.2
1989	YD89-01	YD89-10	10	3978.3
1990	YD90-01	YD90-34	29	18416.4
1995	MCM9502	MCM9530	28	6480.8
1995	YD9535	YD95107	74	24368.8
1996	MCM9619	MCM9637	8	1227.1
1996	MW96-07	MW96-10	3	36.3
1996	YD96105	YD96128	24	4515.4
1997	WL9701	WL9706	6	857.1
1997	YD97129	YD97137	9	1030.8
2003	M03-42	M03-65	13	2096.1
2006 (water)	MW-06-01	MW-06-05	3	27.7
2006	YD06-01	YD06-32	53	37327.7
2007 (ug)	M6-01	M6-06	6	485.7
2007 (ug)	MR-01	MR-06	6	563.8
2007 (Open Pit)	OP07-01	OP07-55	55	5140.1
2007 (ug)	R-01	R-06	7	1880.9
2007	YD07-33	YD07-58	49	34815.4
2008 (ug)	MR-07	MR-07	1	96.0
2008	YD08-59	YD08-83	42	29245.6
2008	YDFS-3	YDOPFS-7	7	1093.0
2008 (ug)	YR-07	YR-51	45	6046.9
			956	222451.1
* Historical compilation for mine and resource related drill holes (22500E to 24000E).

11.1	Drill Logs

A complete set of drill logs are available for the drilling by Pamour Gold Mines Ltd (Pamour) or Pamorex Minerals (Pamorex) from 1980 to 1995, the drilling by Royal Oak Mines Ltd (Royal Oak) from 1996 to 1997, by YDM in 2003, and by Northgate in 2006 to 2008. The drill logs related to mostly underground drilling at both mines from the 1930’s to 1950’s no longer exist, however, the drill hole traces and assays have been digitized from level plans and sections. All of the 2006-2008 core was photographed prior to splitting.

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Figure 11-1: Surface Plan Showing Drilling and Underground Openings

11000 N
10500 N
10000 N
22500 E
23000 E
23500 E
24000 E
24500 E

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11.2	Drill Collar and Down Hole Surveys

Collar survey records by professional land surveyors or trained technicians are available for most of the 1988 to 1996 drill holes and all of the 2006 through 2008 drill holes. It is assumed that most of the pre-1988 surface drill hole collars were not surveyed and were chained from the exploration grid lines. The collar coordinate uncertainty in these older holes could be in the order of plus or minus ten metres or so, which is insignificant for drill hole intersections that are spaced at 30 to 150m apart. It is believed that the underground drill holes are accurately located with respect to the surface drill holes; however it is known that an approximate 1.25 degree rotational difference exists between the modeled underground workings’ position and the present locations of underground drill collars. The shaft collars have been surveyed and the MCM Mine was partially dewatered and remapped in 1997.

In 2007 the project was converted over to metric NAD 83 UTM survey base and the details for this translation are documented in company files. The conversion amounted to a scale change and an Easting, Northing and Elevation translation from the origin of the imperial survey base. Check surveying of previous holes initially located in the imperial grid is an on-going task which occasionally results in revisions to drill hole collar locations. Most revisions are less than 10m, but one historic drill hole collar (YD86-08) supporting the Micon 2004 Open Pit resource was found to have a 75.4m error in its recorded easting, while another (YD88-08) was found to have a 33.5m error in its recorded elevation.

Northgate regularly used a FLEXIT and a gyroscopic instrument to measure hole deviation in order to locate the mineralized zones as accurately as possible. Historical downhole survey tests were taken every few hundred feet or so by using a tropari instrument made by Pajari Instruments Ltd., or a single shot camera and compass instrument made by Sperry Sun, or by using acid tests. Essentially all of the holes since 1980 have downhole survey data.

Mineralization at YD generally strikes east-west and dips 75[o] to the south, however there are localized areas where the orientations can deviate by 40[o] in strike and 25[o] in dip. Most drilling from surface has been conducted from south to north, while most underground holes are oriented to transect mineralization at a high angle. Most YD Project core length intercepts do not represent true orthogonal width of mineralization, but rather a variable fraction of the core length intercept, depending on relative orientation of each hole and mineralization. All reported widths in Appendix A (Composite Control Intervals) and Section 17 hereof are reported as true thicknesses, and the 3D wireframe modeling employed herein volumetrically accounts for the acute (<90o) angles between mineralization and drill hole.

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Northgate considers that the locations of all of the surface and underground drill holes in the YD Resource Database are reasonable and that all of the drill holes should be included for resource estimation work.

11.3	Core Size

The 2006-2008 surface drill holes and one of the 2003 surface drill holes were drilled with NQ equipment (4.7cm core diameter). Northgate believes that all other surface holes have BQ core (3.7cm core diameter) and that the underground drill holes from the 1930’s to 1950’s were probably drilled with AQ equipment (2.7cm diameter). All Northgate underground core has been drilled using BQ equipment resulting in core with a 3.7cm diameter.

11.4	Core Recovery

Core recovery and rock quality designation (RQD) information is available in the 2006- 2008 drill logs and is generally absent in the historical drill logs. Over much of the Project’s exploration history, core recovery is excellent and the mineralization and its wallrock are very competent.

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12.0	SAMPLING METHOD AND APPROACH

Most of the Northgate (2006-08) core and all 2003 drill core were either split in half with a hydraulic core splitter or were split using a diamond core saw by an employee of Northgate. The Northgate core samples were selected by the logging geologist and labelled with bar coded sample tags. The Northgate samples range in length from approximately 0.3m to 2m and weigh approximately one to four kilograms each. The Northgate half-core samples were bagged and placed in sacks, security sealed, and shipped to ALS Chemex’s sample preparation laboratory in Sudbury. In mid-2007 Northgate began shipping samples to Swastika Labs, located in the hamlet of Swastika, Ontario. Samples sent to Swastika were transported by Northgate technical personnel in rice sacks that are not security sealed as there are no transfer points where the samples are beyond Northgate’s control and supervision.

Details on the historical core splitting practices are not available; however, mechanical core splitters were likely used.

12.1	Sample Lengths

Table 12-1 documents key statistics for all the samples that have been used to define the Mineral Resources reported herein. These samples are referred to as the Resource Assay samples and are situated within the eleven underground and five open pit mineralization wireframes. Resource Assay samples have lengths ranging from 0.001m to 47.9m and average 1.46m (Table 12-1).

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Table 12-1: Resource Assay Sample Length Statistics

Time Period	Number of	Total Length	Minimum	Maximum	Average
	Samples	(m)	Length (m)	Length (m)	Length (m)
Unknown	4	7.6	1.5	2.6	1.9
1930s to 1950s	569	1753.4	0.02	47.9	3.1
1980	1262	1971.8	0.03	58.5	1.6
1986	2901	4606.2	0.001	10.7	1.6
1988	271	462.9	0.03	46.7	1.7
1989	187	276.7	0.5	1.8	1.5
1990	829	730.8	0.02	6.3	0.9
1995	907	1130.2	0.01	2.7	1.2
1996	474	698.2	0.5	2.0	1.5
2003	12	17.2	0.9	1.8	1.4
2006	867	1087.0	0.04	4.6	1.3
2007	1684	2208.0	0.02	2.0	1.3
2008	2109	2591.3	0.1	2.0	1.2
Total	12076	17541.3	0.001	58.5	1.46

The 569 samples from the 1930’s to 1950’s include 78 samples with lengths greater than 4m, in 49 underground holes on UBZ and 5 underground holes in the upper YD sector lenses. The 78 samples from the 1930’s to 1950’s represent 0.6% of the total number of resource assays and 5.4% of the total length. Five of these historic holes are drilled down dip and are in solids that are very tightly constrained. Total samples from the 1930’s to 1950’s represent 4.7% of the total number of samples and 10% of the total length. The samples from the 1980’s and 1990’s represent 57% of the total number of resource assays and 56% of the total length. The samples from 2006 to 2008 represent 39% of the total number of resource assays and 34% of the total length.

Approximately 75% of the resource assays have sample lengths that are less than or equal to 1.52m (5 feet). Some 9% of the resource assays, mostly from the 1990s, have 0.91m (3 feet) lengths and 40%, mostly from 2006-2008 and from the 1930s to 1950s, have lengths between 1.5 and 1.52m (5 feet). Less than one percent of the resource assays have lengths greater than 3.3m.

It is the author’s opinion that based on the high core recovery, the professional geologist supervision of the sampling process and the geologic control to the sampling, that the samples are representative of the mineralized zones in this resource estimation.

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13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

Information on the historical methods used for sample preparation and gold assaying are not readily available. Northgate assumes that conventional crushing, pulverizing, and fire assaying techniques were carried out at the YD and MCM Mine laboratories to analyze the 1930s to 1950s core samples. Northgate assumes most of the core samples from the 1980s and 1990s were processed at the Pamour laboratory in Timmins. The 2003 core samples were sent to Swastika Laboratories (Micon 2004) in Swastika, Ontario. The following discussion relates to the 2006-2007 work by Northgate. The labs used for the Northgate work were ALS Chemex (preparation in Sudury or Timmins), and later Swastika Labs in Swastika, Ontario.

13.1	Sample Preparation

Upon arrival at ALS Chemex Lab, the bar coded samples were logged into the lab’s tracking system and weighed. Each core sample was entirely crushed to better than 70% -2mm (minus 10 mesh). A one kilogram split of each sample was then pulverized to better than 85% passing 75 micron (minus 150 mesh). Where indicated, a 250 gram duplicate split of crushed material was taken and pulverized.

The prepared samples, certified reference material (CRM), and blanks were then shipped overnight to ALS Chemex’s Vancouver laboratory.

Upon arrival at Swastika Laboratories Ltd. lab, samples are dried followed by crushing the total sample in a half inch jaw crusher, followed by a rolls crusher producing a -10 mesh product. The coarse crush -10 mesh material is riffle split down to 350 grams, using a Jones splitter. The reject material is bagged and tagged for storage. The 350 gram sample is pulverized using a ring and puck pulverizor to produce a pulp which is homogenized and sent for fire assay. CRM and blanks are inserted into the submitted sample stream at the YD Project site. At Swastika, further CRM reference material is inserted and duplicates are prepared.

13.2	Analysis

ALS Chemex Vancouver weighed approximately 50g aliquots for fire assay. Fire assay fusion was by lead flux with a silver collector, with an atomic absorption finish. 16,000 of the 33,000 samples assayed were also submitted for a 34 element analysis including silver and tungsten, by aqua-regia acid digestion and ICP-AES. This process quantitatively dissolves base metals for the majority of geological materials. Major rock forming elements and more resistive metals are only partially dissolved. Following a tungsten check program a three-acid digestion and ICP-AES was used for an additional 5,000 samples, bringing the total ICP analyses to 21,000. All sample batches were subjected to ALS Chemex’s internal quality control procedures

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Swastika weighs approximately a 30 gram aliquot for fire assay. Fire assay fusion is by lead flux with a silver collector, with either an atomic absorption finish or a gravimetric finish. All sample batches are subjected to Swastika’s internal quality control procedures, which includes in-house CRM and re-analysis of approximately 10% of all assays.

13.3	Security

Northgate has implemented a number of measures designed to maintain a high level of security at the core logging facility and at the YD property.

13.4	Quality Control and Quality Assurance

No information has been compiled that describes the quality control (QC) and quality assurance (QA) procedures and results for the pre-2003 drilling programs. The 2003 QA/QC procedures are described in Micon (2004), and only one hole from the 2003 drilling affects the Northgate underground resource estimate.

Northgate assumes that blanks and CRMs were not used in the historical drilling programs because this did not become standard industry practice for many mining companies until the early 2000’s. The main form of QC/QA in the past would have been periodic re-assaying of anomalous samples. Some duplicates are shown on the assay certificates from the 1980s and 1990s.

Micon (2004) states that some of the 1990 core was re-sampled and four twinned holes were drilled to verify the gold grades reported from the 1980 drilling campaign. The QC and QA results for the Northgate 2006-2008 drilling program as of September 30, 2008 are compiled in a detailed report by Konst. A total of 1350 sample preparation and analytical quality control samples were submitted, at a frequency of one in 26, along with 30,801 prepared mainstream samples, to ALS Chemex and Swastika Labs during the YD Project 2006-2007 drilling program. This was upped to one in 20 for the last two months of 2007 and throughout 2008 to account for smaller fusion batches run at Swastika. This amounted to 4.2 percent of the entire population of samples submitted to ALS Chemex and Swastika, including 430 blanks, 533 standards, and 387 reject duplicates. Additionally, 1,768 pulp replicates and 4,613 reject duplicates were analyzed and incorporated into final assay grade to improve overall precision. Sampling bias was investigated by submitting 252 half-core duplicates from 66 2006-2008 drill holes and 632 samples from 33 historic drill holes.

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The main conclusions by Konst (2008) are:

1.	Results from the 430 blanks all indicate that there are no contamination issues.

2.

Results from the 533 CRM (RockLabs standards SJ22, SJ32, SJ39, and SK33 and WCM Minerals standard Cu161)) indicated 32 outliers to be attributable to fluxing issues related with the CRM and sample numbering or standard designation errors. All outlier standard investigations and non-outlier standard performance indicate that all analytical results are accurate.

3.

Results of 1,615 pulp replicates, over the reported detection limit and below 7.0g/tonne (0.21oz/ton), indicate that the analytical precision is very good (approximately 7% at the 1.7g/tonne (0.05oz/ton) cut-off grade). Above 7.0g/tonne (0.21oz/ton) average precision is 14%.

4.

Results of 4,875 reject duplicates, over the reported detection limit and below 7.0g/tonne (0.21oz/ton), indicate that the combined preparation and analytical precision is very good (approximately 13% at the 1.7g/tonne (0.05oz/ton) cut-off grade). Above 7.0g/tonne (0.21oz/ton) average precision is 23%, which is still good precision. The 125 reject duplicates above 7.0g/tonne (0.21oz/ton) indicate average precision of 23%, which is still good precision.

5.

Results of 252 halfcore duplicates indicate that there is no significant difference in results from either half of the core. The same is true for historic halfcore duplicates below 10 g/tonne (577 samples), however 55 historic halfcore pairs above 10 g/tonne show a 44% high bias in the original material. The impact of this bias is significantly mitigated by capping practices employed during resource estimation.

6.

During the 2006-2008 programs, 224 standards and 214 blanks provide quality control for silver analysis. Silver standard and blank performance indicate that all the analytical results for silver are accurate.

7.	A 200 sample check analysis program using HF-HNO3-HClO4 acid digestion and ICP-AES indicated that tungsten aqua-regia digestion analyses are biased low by 60% overall.

No aspect of the sample preparation process was conducted by an employee, officer, director or associate of Northgate. ALS Chemex in Vancouver and Sudbury is an ISO 9001:2000 and ISO 17025 accredited lab, while Swastika also holds an ISO 9001:2000 accreditation from CCRMP and the Standards Council of Canada dated October 2008.

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It is the author’s opinion that the sample preparation, security, and analytical procedures employed by both labs are adequate and have produced analytical results for gold and silver for the 2006-2008 drilling programs which are accurate, precise and thus suitable for supporting resource and reserve estimation work.

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14.0	DATA VERIFICATION

14.1	Northgate 2008 Data Verification

Collar coordinates for 132 holes with 2,529 down hole survey tests and 2,924 assay intervals were audited and verified for accuracy against a variety of supporting documentation by Northgate personnel working under the direct supervision of the author from October 2008 through December 2008. The author specifically selected these 132 drill holes because they intersected the underground and open pit resource solids forming the subject of this report. Additionally, the data verification extended beyond the limits of the resource solids to include a lower grade envelope that may be used for future resource modeling.

During the data verification program no significant errors were found. A few minor issues related mostly to collar locations, surveys, and assay intervals were identified and corrected. The most significant revisions occurred with the addition of new survey information in a couple of holes. Six duplicate sample numbers were discovered and resolved but did not involve any grades of consequence. The audit indicated that database accurately reflects available supporting information.

14.2	AMEC 2008 Data Verification

As a background to the preparation of the 2008 Preliminary Economic Assessment completed by AMEC in April 2008, AMEC conducted a database audit of 5% of the total records. AMEC examined 15 drill holes, 60 down hole surveys and 695 assay records concluding that the database at that time was suitable for conducting resource evaluation studies on the YD property.

14.3	Northgate 2007 Data Verification

Collar coordinates for 351 holes with 1,565 down hole survey tests and 14,851 assay intervals were audited and verified for accuracy against a variety of supporting documentation by Northgate personnel working under the direct supervision of the author from October 2007 through December 2007. The author specifically selected these 395 drill holes because they intersected the underground resource solids forming the subject of this report as well as any open pit area resources to be reported on later. Additionally, the data verification extended beyond the limits of the resource solids to include a lower grade envelope that may be used for future resource modeling. The data verification program was designed and supervised by the author.

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Northgate identified and corrected a large number of minor issues related to downhole survey test distance values, rounding, truncation, and calculation errors. A few significant issues related mostly to collar locations, collar orientations, and assay intervals were also identified and corrected. The most significant revisions occurred with the addition of new interval information for 651 assays which were previously reported as much longer composite or summary results in the historic MCM and YD data.

14.4	Northgate 2006 Data Verification

Collar coordinates for 41 holes with 2,360 down hole survey tests and 1,137 assay intervals were verified for accuracy against a variety of supporting documentation by Northgate from September 18 through October 2, 2006. The author specifically selected these 41 drill holes because they intersected the Lower Boundary, Lower YD, and Lucky mineralized zones. The data verification program was designed and supervised by the author.

Northgate identified and corrected a large number of minor issues related to downhole survey test distance values, rounding, truncation, and calculation errors. A few significant issues related mostly to collar locations, collar orientations, and assay intervals were also identified and corrected.

Northgate made minor adjustments to most of the collar coordinates in the fall of 2006, after the collar locations and grid control points were resurveyed, and minor refinements to the transformation profile for converting NAD83 survey information into “Mine Grid” were made.

14.5	Scott Wilson RPA 2006 Data Verification

In 2006 Scott Wilson RPA verified a small number of collar, downhole survey, and assay records including some of the longer assay intervals and higher gold grades. No significant errors were found. Although, the drill log, assay certificates, downhole survey data, and collar survey data for each hole were well organized and filed together, a number of exceptions were found. Subsequently, Scott Wilson recommended ensuring that the hard copy file for each drill hole be complete thereby expediting future data verification programs.

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14.6	Micon 2004 Data Verification

In 2004 Micon verified 7,370 assay records in 51 holes that intersected mineralized zones and found very few errors. None of the errors were considered to be significant (Micon, 2004).

Pre-2004 data verification work is not documented.

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15.0	ADJACENT PROPERTIES

The YD Project resources are centered on a large claim block owned by Northgate. There is currently no significant gold mineralization located in adjacent properties.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

The Phase 3 Metallurgical test program was developed to optimize the process flowsheet and determine the variability of the gold and silver recovery across the resource.

The tests were conducted on samples from 32 holes selected across the mineralization from which five zone composites and a master composite were prepared. Flowsheet optimization was conducted on the master composite. Once the metallurgical parameters were optimized, the five zone composite and 32 individual samples were tested used for variability testing. The zone composites were identified as:

Lower Boundary (LB)
Young-Davidson (YD)
Upper Boundary (UB)
Lucky
Open Pit (OP)

Figure 16-1 shows the location of the samples selected from the different mineralized lithologies encountered in the deposit.

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Figure 16-1: Composite sample locations

No. 1 Shaft
No. 3 Shaft
Pit Shell
De-Watered
Ramp
Bulk Sample
YR-12
YR-14
YR-15
Upper Boundary Zone
R-02
R-06
54
60
10
11
Lucky Zone
51
49A
Lower YD Zone
57
42B
50
17B
upper zone
58
56A
17B
lower zone
21A
20B
16C
LBZ
20A
59
53
33
Northgate Minerals Corporation
Young Davidson
Long Section
Looking North
Measured Resources
Indicated Resources
Inferred Resources
Open Pit Indicated Resources
Mined Out Area
Diabase Dyke
Syenite
Mafic Flow

The Phase 3 metallurgical program supports the flowsheet selection of gravity concentration, flotation, flotation concentrate fine grinding, flotation concentrate carbon-in- leach (CIL), flotation tailings CIL, carbon elution, electro-refining and electrowinning producing dore gold bars. All of the CIL tailings will be subjected cyanide destruction using SO2/air method. AMEC reviewed Phase III testwork program and is satisfied that the sampling, compositing and testwork is sufficient to support the pre-feasibility study.

16.1	Grinding

In Phase 3 of the testwork program the effect of fineness of grind on the mass pull was investigated. Two primary grinds were examined with K80 of 90μm and 140μm.

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Decreasing the primary grind K80 resulted in an increase in overall gold recovery of ~1% in the range examined. Decreasing the regrind K80 on the concentrate had a more significant effect improving overall gold recovery by ~3%. The different mass pulls had little effect on overall gold recovery, particularly with the finer grind. The silver results were less consistent, but the overall silver recovery averaged 78% regardless of fineness of grind. The relationship between mass pull and gold recovery are depicted in Figure 16-2.

Figure 16-2: Mass Pull vs Gold Recovery

16.1.1	Gravity Concentration and Intensive Cyanidation

The gravity separation tests were performed to investigate the effect of fineness of grind. Tests were conducted on 30 kg samples at two sizes. The K80 of one grind was targeted at 150μm and the target was 100μm for the second test. The gravity separation results are summarized in Table 16-1. The recovery of gold from master composite by gravity separation was higher for the finer grind in test G2.

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Table 16-1: Gravity Separation Results for Master Comp 3

Test	Feed	Grind	Gravity Separation Concentrate					Head (calc)
	Wt	K80	Wt	Assay, g/t		% Recovery		Assay, g/t
No.	kg	µm	%	Au	Ag	Au	Ag	Au	Ag
G2	20	90	0.07	1186	399	27.4	8.1	3.10	3.5
G3	30	140	0.06	864	220	18.2	4.0	3.00	3.5
F20	50	145	0.05	586	236	11.9	3.5	2.57	3.5
F20B	30	145	0.03	1275	295	13.0	2.6	3.21	3.7
F20En	20	145	0.05	351	141	7.7	2.3	2.36	3.3

Some of the Mozley concentrates were leached under intensive cyanidation conditions including 5% solids density, 20 g/L NaCN, 500 g/t lead nitrate, 20-25 mg/L dissolved oxygen (maintained with hydrogen peroxide) and 24 hours leaching. The products were assayed for gold and silver and the results are shown in Table 16-2.

Table 16-2: Intensive Cyanidation Results

Test	Feed	Extraction		Residue Assay		CN Feed (calc)
	Test	%		g/t		g/t
No	No	Au	Ag	Au	Ag	Au	Ag
CN2	G2	98.6	69.2	16.8	123	1186	399
CN3	G3	97.2	72.3	23.8	61.0	864	220
CN4	F20	99.4	70.3	3.60	70.0	586	236
CN5	F21	94.2	80.7	20.4	27.2	351	141
CN6	F20B	98.6	79.6	17.5	60.3	1275	295

The average extractions of gold and silver were 97.6% and 74.4%, respectively. The intensive leach residues would be reground and leached in the flotation concentrate CIL circuit for further gold and silver recovery.

The SGS gravity testwork on master composite achieved a recovery of 8% to 27%. For design purposes the gravity recoverable gold is assumed to be 20%. Gravity separation was conducted using a Knelson concentrator with the Knelson concentrate being cleaned on the Mozley mineral separator to recover approximately 0.05% of the mass.

The gravity product would be treated in an intensive cyanidation unit (ICU). Intensive cyanidation results of gold and silver were 97.6% and 74.4%, respectively.

16.1.2	Flotation

The impact of grind size and mass pull were examined in the flotation testwork. Three rougher flotation tests were performed on the 150 μm gravity separation tailing targeting mass pulls of 10%, 15% and 20%. Two flotation tests were performed on the 100 μm gravity separation tailing targeting mass pulls of 10% and 15%. All the tests used the same flotation conditions with stage additions of potassium amyl xanthate, Cytec’s A407 and MIBC. In subsequent flotation tests, the coarser grind and 15% mass pull were targeted.

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Flotation testwork was used to establish the desired weight pull required to maximize gold recovery to the concentrate at 15% as decided by Northgate. Increasing the fineness of grind or the mass pull resulted in a small increase in gold flotation recovery.

16.1.3	Flotation Concentrate Cyanidation

The effect of the fineness of grind on gold and silver recovery and reagent consumption was investigated on flotation concentrates obtained from tests F15 - F19. One portion of concentrate was reground to (P80) ~ 30μm and the other was reground to (P80) ~15μm. The concentrates were pulped to 40% solids, pre-aerated for one hour at pH 11 and then leached for 48 hours maintaining 1 g/L NaCN and 1 g/L CaO with 15 g/L carbon. The results in Table 16-3 show that finer regrinding resulted in higher gold extraction together with higher cyanide consumption.

Table 16-3: Summary of CIL Tests on Master Comp 3 Flotation Concentrate

Test	Feed	Size	Reagent Cons.		Extraction		Residue		CN Feed, g/t		Flotation		O'all
											Distr'		Recovery, %
	Flot	K80	kg/t of CN feed		%		g/t		(calc.)		(overall) %		based on ore
No	Test	µm	NaCN	CaO	Au	Ag	Au	Ag	Au	Ag	Au	Ag	Au	Ag
CIL3	F15	13	2.08	4.19	91.7	83.6	1.00	3.0	12.0	17.9	68.9	80.1	63.2	67.0
CIL8	F15	33	1.25	2.69	86.3	81.2	2.96	5.2	21.5	27.5	68.9	80.1	59.5	65.0
CIL4	F16	15	2.56	5.34	91.7	81.8	1.56	4.9	18.8	26.9	68.2	78.8	62.5	64.5
CIL9	F16	30	1.05	2.42	87.6	85.9	2.91	4.1	23.4	28.7	68.2	78.8	59.7	67.7
CIL5	F17	14	1.48	5.79	91.0	85.3	0.93	2.0	10.3	13.6	77.9	84.2	70.9	71.8
CIL10	F17	34	0.89	2.95	86.9	82.9	2.41	3.7	18.4	21.4	77.9	84.2	67.7	69.8
CIL6	F18	17	1.97	4.89	92.7	84.2	0.88	2.6	12.0	16.5	76.2	83.5	70.6	70.3
CIL11	F18	30	0.96	2.91	88.3	84.5	2.24	3.5	19.2	22.6	76.2	83.5	67.3	70.6
CIL7	F19	15	2.61	5.67	92.2	83.4	1.33	4.0	17.0	24.1	76.2	83.2	70.3	69.4
CIL12	F19	36	1.07	2.92	90.1	84.3	2.36	4.5	23.8	28.3	76.2	83.2	68.7	70.1

A series of six leach tests was performed using various leach times (2, 6, 12, 24, 36, 48 hours) to determine the rate of gold dissolution. To generate the adsorption isotherm, different amounts of pulverized carbon were added to samples of leached concentrate pulp and rolled for 72 hours. The solutions were assayed for gold and silver. The results of the leach kinetics, adsorption kinetics and adsorption isotherm were used to model the CIL circuit to determine the optimal operating strategy as shown in Table 16-4.

Table 16-4: Summary of Leach Kinetic Testwork

Test	Leach	Reagent Cons.		Extraction		Residue		CN Feed, g/t
								(calc.)
	Time	kg/t of CN feed		%		Au, g/t
No.	h	NaCN	CaO	Au	Ag	Au	Ag	Au	Ag
CIL20	2	0.65	1.35	69.3	33.9	7.92	18.4	16.0	27.8
CIL21	6	0.84	1.42	87.0	70.5	2.17	6.08	16.7	20.6
CIL22	12	1.21	1.51	90.9	82.8	1.78	4.20	19.6	24.4
CIL23	24	1.42	1.64	90.3	82.2	1.61	4.01	16.6	22.5
CIL24	36	1.66	1.63	90.7	82.9	1.50	3.83	16.2	22.4
CIL25	48	2.11	1.57	91.7	82.2	1.43	4.23	17.1	23.8

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The metallurgical testwork to produce CIL design criteria involved the following main steps:

  Leach kinetics

  Carbon loading kinetics

  Carbon equilibrium isotherm

Leach kinetics produced gold extraction of 91.7% after 48 hours of cyanidation. The gold leaching and carbon adsorption kinetics are show in Figure 16-3 and Figure 16-4.

The effect of a small leach tank ahead of CIL was investigated, and the results show that pre-leaching is beneficial. A pre-leach tank has been incorporated into the design.

To minimize gold lock up in the plant a lower carbon concentration would have to be adopted and a concentration of 15g/L has been adopted for the design criteria.

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Figure 16-3: Gold Leaching Kinetics

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Figure 16-4: Carbon Adsorption Kinetics

16.1.4	Flotation Tailings Cyanidation

The tailings from flotation were leached at 55% solids with 0.1 g/L NaCN and 10 g/L carbon at pH 10.5 for 24 hours. As shown in Table 16-5, additional 1.9-2.6% gold was recovered from the tailings.

Table 16-5: Summary of CIL Testwork on Flotation Tailing

Test	Feed	Size	Reagent Cons.		Extraction		Residue		CN Feed,		Flotation		O'all
									g/t		Distr'n		Recovery,
													%
	Flot	K80	kg/t of CN feed		%		g/t		(calc.)		(overall) %		based on
													ore
No	Test	µm	NaCN	CaO	Au	Ag	Au	Ag	Au	Ag	Au	Ag	Au	Ag
CIL13	F15	96	0.01	0.25	57.0	27.7	0.06	< 0.5	0.14	0.7	3.8	11.8	2.2	3.3
CIL14	F16	91	0.03	0.05	53.2	31.6	0.08	< 0.5	0.15	0.7	4.5	13.1	2.4	4.1
CIL15	F17	140	0.04	0.23	48.4	26.9	0.08	< 0.5	0.15	0.7	4.0	11.8	1.9	3.2
CIL16	F18	132	0.05	1.01	42.1	30.9	0.12	< 0.5	0.20	0.7	5.7	12.5	2.4	3.9
CIL17	F19	141	0.09	0.28	45.8	34.4	0.11	< 0.5	0.19	0.8	5.7	12.8	2.6	4.4

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16.1.5	Overall Gold and Silver Recovery

The response of the master composite to gravity separation, flotation and concentrate and tailing CIL was analyzed. The analysis indicates that the overall recovery of gold is similar despite differences in the flotation mass pull. Tests F15 to F19 (as illustrated in Table 16- 6) indicate that the best gold recovery was achieved with a finer primary grind(~90μm) and regrind (~15μm ) providing an overall gold recovery increase of 1.4%.

There was no significant trend observed for silver recovery on the effect of either grind or mass pull within the range examined.

Table 16-6: Overall Recovery of Gold and Silver from Master Comp 3

Test	K80	Ro Conc	Regrin d	Flot Rec'y, %*		Grav + Flot Rec'y %		Overall Au Recovery,				Overall Ag Recovery, %
								%
No.	µm	% Wt	K80, µm	Au	Ag	Au	Ag	Grav	Conc CIL	Tail CIL	Total	Gr av	Conc CIL	Tail CIL	Total
F15	90	13.0	13.0 33.0	94.7	87.2	96.2	88.2	27.3 27.3	63.2 59.5	2.2 2.2	92.6 88.9	8.1 8.1	67.0 65.0	3.3 3.3	78.3 76.4
F16	90	9.8	15.0 30.0	93.9	85.7	95.5	86.9	27.3 27.3	62.5 59.7	2.4 2.4	92.2 89.4	8.1 8.1	64.5 67.7	4.1 4.1	76.7 79.9
F17	140	16.9	14.0 34.0	95.1	87.7	96.0	88.2	18.1 18.1	70.9 67.7	1.9 1.9	90.9 87.7	4.0 4.0	71.8 69.8	3.2 3.2	79.0 77.0
F18	140	14.6	17.0 30.0	93.0	87.0	94.3	87.5	18.1 18.1	70.6 67.3	2.4 2.4	91.1 87.8	4.0 4.0	70.3 70.6	3.9 3.9	78.2 78.4
F19	140	11.0	15.0 36.0	93.0	86.6	94.3	87.2	18.1 18.1	70.3 68.7	2.6 2.6	91.0 89.4	4.0 4.0	69.4 70.1	4.4 4.4	77.8 78.5
* based on floatation feed

A gold recovery of 92.5% is indicated for the head grade of the samples on which the testwork was performed and is the basis for the pre-feasibility phase.

16.1.6	Cyanide Destruction

The combined leach tailings were used for the cyanide destruction testwork. Cyanide destruction testwork was conducted using the SO2/air method to examine the relationship between reagent requirements and final cyanide level. Target CNWAD levels of 0.1, 1 and 10 mg/L were given.

The SO2/air method effectively reduced the CNWAD levels as low as <1 mg/L with 3.6 g SO2/g CNWAD. The Young-Davidson CIL tailings is amenable to the SO2/Air cyanide destruction method

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16.1.7	Flotation Concentrate and Tailings Thickening

Additional tests were conducted to achieve target underflow densities in the range of 45 - 60% w/w solids along with overflow clarities of less than 200 ppm to determine the thickener sizing. Test work was performed using Outotec’s Supaflo bench scale 100 mm high rate thickener at the SGS laboratory facilities in Lakefield Ontario. Two samples were tested and both samples flocculated and settled well at a feed density of 15% w/w solids with the addition of 20 and 25 g/t of Magnafloc 10 for the tailings and concentrate samples, respectively.

The achieved underflow densities ranged from 67.2% - 73.6% and 56.0% - 65.1% w/w solids for the tailings and concentrate samples, respectively. It was determined that operating with a lower solids bed would result in lowering of the underflow density in a full size operation. Solids loading rates of 0.99t/m2h and 0.50t/m2h for the tailings and flotation concentrate respectively were recommended as it resulted in good, stable settling conditions.

16.1.8	Grinding Circuit Pilot Plant

A pilot plant investigation into the grinding characteristics of the YD deposit was conducted in April 2008 on a bulk sample collect from the UBZ. Several grinding configurations were evaluated including: single stage autogenous, single stage semi-autogenous and single stage autogenous with pebble crushing.

The pilot plant results confirmed that the material is amenable to fully autogenous and semi-autogenous grinding. Final grinds produced were below 100 µm for both circuit configurations.

Based on the pilot plant data a single stage autogenous grinding circuit has been selected. Operating work indices of in the range of 16-18 kWh/t are expected based on the design criteria. Northgate has a 6.7 m x 11.1 m (22’ x 36.5’) ball mill at the Kemess mine with two 4,470 kW (6,000 hp) motors which will be refurbished for this application.

16.1.9	Design Criteria

The process design criteria was developed from the project design parameters and the metallurgical test results. The hourly design throughput of the plant is on the basis of a daily mining rate of 6,000 tpd. Taking into account a plant availability of 91% and a production schedule of 365 days per year, the hourly and yearly throughput were set at 275t/h and 2.19 Mt/year respectively.

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The design criteria was used to develop the process flowsheet, mass balance, equipment sizing and plant layout. The grinding circuit criteria included a target primary grind of 150 µm followed by flotation producing a concentrate containing 15% of the mass. A gravity circuit will be utilized to recover some of the gold in the grinding circuit.

Subsequently, a regrinding stage to a fine grind K80 of 15 µm will be used on the flotation concentrate followed by 48 hours of cyanidation.

The tailings from the flotation concentrate leach circuit will be combined with flotation tailings for an additional 24 hour cyanide leach. This additional step will utilize the residual cyanide from the concentrate leaching for further leaching of the combined tails. Intermediate thickening stages for the flotation concentrate and tailings are used in the design to minimize the leach circuit tank sizes and cyanide destruction circuit sizes.

16.1.10	Process Flowsheet

AMEC incorporated the following unit operations in the flowsheet;

primary crushing

single-stage autogenous milling

gravity concentration and intensive leaching of the concentrate flotation concentration on the gravity tails with concentrate regrinding concentrate and flotation tailings thickening

concentrate leaching

combined concentrate and flotation tails leaching

carbon adsorption/desorption circuit

electrowinning

refining

cyanide destruction

reagent preparation systems

The process plant circuit descriptions are provided below. The associated process flow flowsheet is illustrated in Figure 16-5.

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Figure 16-5: Process Flow Schematic

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16.1.11	Process Plant Description

Crushing the open pit ore will be by the open pit contractor. The contractor will deliver the crushed open pit run-of-mine (ROM) with a P80 of 150 mm to the surface truck dump hopper and conveyed to the coarse ore bins.

The underground mined ore will be processed by a grizzly feeder into a jaw crusher located underground. The crusher product will be conveyed to the skip loading system. The underground ore skipped to surface is fed into bins located in the head frame and a series of feeders and conveyors will be used to feed the coarse ore bin. Each conveyor discharge point is fitted with an extraction hood connected to a dust- collecting bag house.

Feed from the coarse ore bin discharges onto the AG mill feed conveyor. The grinding circuit is in a closed circuit, single-stage AG mill. One of the Kemess ball mills will be modified to function as the AG mill in the YD grinding circuit. The AG mill discharge reports to the cyclone feed pump box. The cyclone underflow returns to the AG mill and the cyclone overflow flows by gravity to the flotation circuit.

A fraction of the AG mill discharge will be pumped to feed the gravity concentration circuit. Slurry is pumped to a vibrating screen where the screen undersize feeds the centrifugal concentrators and the screen oversize reports to the cyclone feed pumpbox. The concentrate produced per batch accumulates in a conical settling tank. It is transferred once per day to an intensive cyanidation unit (ICU). This unit provides a high degree of gold dissolution within a short leach period. The leach (pregnant) solution produced from the ICU reports to an electrowinning circuit. The ICU tailings are pumped to the flotation concentrate regrinding circuit.

The cyclone overflow feeds a trash screen prior to feeding the flotation conditioner. The flotation conditioner feeds the first flotation cell. The flotation circuit is comprised of four tank cells.

The flotation concentrate is pumped to the concentrate thickener. Thickener underflow is pumped to the regrinding circuit. The thickened concentrate is pumped to the regrinding circuit, comprising a vertical tower mill, where the solids are reduced to a size distribution with a nominal P80 target of 15 µm. The tower mill discharge reports directly to the concentrate CIL circuit.

The flotation tailings are pumped to the flotation tailings thickener. The flotation tailings thickener underflow is pumped to the combined CIL circuit. Thickener overflows from both thickeners report to the mill process water tank for reuse.

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The flotation concentrate from the regrind circuit reports to a pre-leach tank. The slurry overflows from the pre-leach tank into a series of four CIL tanks providing a total of 48 hours of retention time.

The loaded carbon extracted from the first tank of the concentrate CIL tank and pumped to the carbon stripping circuit for carbon elution.

The flotation tailings, along with the previously leached flotation concentrate are fed to the combined CIL circuit consisting of three leach tanks providing an overall retention time of 24 hours. The combined leach circuit tailings report to the cyanide destruction circuit.

Based on the design criteria the carbon elution circuit has been sized for processing 4.1 t/d of carbon. The loaded carbon is pumped from the first flotation concentrate leach tank across a loaded carbon screen. The loaded carbon flows by gravity into the acid wash vessel where the loaded carbon is rinsed by a solution of hydrochloric acid followed by neutralization. The loaded carbon is transferred by a recessed impeller pump to the elution vessel. The stripped carbon is reactivated in an electric kiln and reused in the CIL circuit.

The carbon stripping circuit elutes the precious metals into the pregnant solution. The pregnant solution feeds the electrowinning circuit. Pregnant solution is pumped through the electrowinning circuit to produce sludge on the cathodes containing the precious metals. The cathodes are washed, dewatered and dried. The dried cathode sludge melted it in an electric induction furnace and poured into doré bars.

The combined leach circuit tailings report to the cyanide destruction circuit using the SO2/air process. The treated tailings slurry is pumped to the tailings impoundment area.

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Northgate Minerals Corporation Young-Davidson Project

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The author, Carl Edmunds, P. Geol, Northgate Exploration Manager assisted by senior Northgate staff at the YD Project, has prepared a new resource estimates for the UBZ, LBZ, Lucky Zone, YD Zone, and the Open Pit area.

The new resource estimates for the UBZ, LBZ, Lucky Zone, YD Zone, and the Open Pit area collectively referred to as the “November 2008 resource estimate”, are based on all of the historical surface and underground diamond drilling available up until October 14th 2008.

Northgate used Maptek’s Vulcan® 7.5 to build a block model, constrained by 3D mineralization and barren diabase wireframes, to estimate the resources. The main resource estimation parameters are summarized below.

17.1	YD Resource Database

The YD Resource Database comprises 956 diamond drill holes totaling 222,451.1m of which 511 diamond drill holes totaling 138,108m intersected the 11 underground or 5 Open Pit mineralization wireframes that comprise the UBZ, LBZ, Lucky Zone, YD Zone or the Open Pit resource. The portion of the YD Resource Database related to the November 2008 Resource estimate contains 12,076 assay records, 10,018 downhole survey records, and 814 composite control intervals (Table 17-1).

Table 17-1: YD Resource Database

Description	Total Number of Records	November 2008 Resource Estimate Related Records
Diamond Drill Holes Total Drill Hole Length (m.) Downhole Surveys Assays Composite Control Intervals	956 22,451.1 13,778 67,796 -	511 138,108 10,018 12,076 814

17.1.1	Geological Interpretation

Northgate staff in conjunction with the author provided the initial geological interpretation work for the mineralized lenses comprising the UBZ, LBZ, Lucky Zone, YD Zone, and the Open Pit mineralization. Northgate staff also provided 3D wireframes for the post-mineralization barren diabase dikes. For the underground resource, this work was used to guide the construction of 3D mineralization wireframes using Leapfrog modeling software. The final wireframe work was completed by the author, Carl Edmunds, P.Geo. Exploration Manager (Northgate).

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17.1.2	Composite Control Intervals

The 425 underground resource related composite control intervals were defined based on a 1.7g/tonne gold economic cut-off grade, a 1.3g/tonne gold incremental cut-off grade, and a three metre minimum true thickness, while the 389 open pit resource intervals were defined based on a 0.6 g/tonne gold economic cut-off (Appendix A). There are a smaller number of intersections above the economic cut-off grade that have not been included in the current resource wireframes. The excluded intersections are generally thin and isolated; however, some have good grades and could be incorporated in future resource estimates.

17.2	Wireframe Models

17.2.1	Mineralization Wireframes

The underground wireframes are based on a sectional interpretation by Northgate staff generating a set of preliminary intercepts, correlated and coded by lens. Intercepts below cut-off grade were similarly coded to provide geologic continuity where applicable. Above cut-off grade intercepts were optimized for minimal internal dilution while ensuring maximum valid widths. Vulcan’s Mineable Interval compositing routine was employed using a 6m minimum intersected width above 1.7 g/tonne gold cut-off, limited to a maximum included internal waste interval of 4m. The result of this work was then compared against manual selections made by site geologists with lens coding adjustments being made if a selected interval was not quite optimal.

Using wireframe modeling software (Leapfrog®) the coded underground drill intercepts were modeled as veins forming a continuous sheet which was then “cookie-cut” by another solid based on distance from above cut-off grade drill intercepts. Subsequently, any included low grade intercepts were manually carved from the sheet in long section view. The distances used for trimming the vein wireframes were 120m on dip and 60m on strike from a resource interval. These wireframes are snapped to the drill holes and comply with the cut-off grade and 3m minimum width criteria. The underground wireframe construction is described in more detail in Appendix A.

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Open Pit wireframes were constructed by Northgate staff using a similar process; however the wireframes were manually constructed from sectional interpretation of the coded selected mineralized intervals.

The final wireframes (11 underground, and 5 open pit) were clipped with a current set of diabase dike wireframes prepared by Northgate staff. The final mineralization wireframes used for the resource estimate are shown in Figure 17-1.

Figure 17-1: Mineralization Wireframes

Micon constructed wireframes for the historical underground development and the main syenite-hosted stopes and pits at both MCM and YD mines. The current UBZ wireframe was clipped in a north-south direction with a clipping polygon based on the Micon (2004) wireframes of the underground excavations.

Preliminary cavity monitoring survey (CMS) data for the uppermost UBZ stope indicated a larger cavity than modelled by Micon which is due to rock slabs peeling off the original stope walls. The results of this survey have been incorporated in the final UBZ model.

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17.2.2	Density

The Micon 2004 resource estimate used a density of 2.69g/cm3 (11.9 cubic feet/ton) based on 54 specific gravity tests on syenite material completed by Royal Oak. The 2006 drilling program generated considerably more specific gravity data including 459 on-site immersion tests on syenite core that average 2.71g/cm3 (Table 17-2). The syenite data includes 67 tests on samples situated within the mineralization wireframes that average 2.69g/cm3. This new data corroborates well with the Micon 2004 tonnage factor. The mineralized syenite specific gravity is slightly lower than for barren syenite and this suggests that the increase in mineralization specific gravity expected from more pyrite may be offset by the potassic alteration and silicification.

Table 17-2: Specific Gravity Data (2006)

Rock Type	Number of Tests	Average (g/cm3 )	Minimum (g/cm3 )	Maximum (g/cm3 )
Syenite Diabase Mafic Volcanic Timiskaming Total Resource Syenite	459 96 453 266 1,274 67	2.715 2.966 2.835 2.738 2.692	2.503 2.715 2.523 2.605 2.503 2.563	3.141 3.110 3.204 3.110 3.204 3.051

17.2.3	Resource Assay Statistics

All of the assays situated within each mineralization wireframe for each lens were assigned alphanumeric lens codes. The Resource Assays are the assays that have been used to estimate the resource. The Resource Assay statistics are summarized in Table 17-3, Figure 17-2 and Figure 17-3.

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Table 17-3: Resource Assay Statistics

Resource	Lens Code	N	Minimum (g/t)	Maximum (g/t)	Standard Coefficient		Gold Average (g/t)	Cut Gold Averat ge (g/t)
					Deviation (g/t)	of Variation
UG UG UG UG UG UG UG UG UG UG UG Pit Pit Pit Pit Pit	A B C F FF H NN Q U UBZ X OPE1 OPE2 OPM OPW1 OPW2 Totals	1054 182 83 75 166 43 132 25 1386 2548 257 215 3316 1955 268 372 12077	0.001 0.040 0.070 0.080 0.030 0.050 0.070 0.350 0.001 0.000 0.000 0.000 0.000 0.000 0.000 0.000 0.000	64.870 36.310 9.625 17.750 41.590 8.160 17.900 5.930 301.000 552.690 111.250 17.140 82.290 15.910 18.375 34.800 552.690	4.5 4.3 2.0 2.8 4.9 1.5 3.3 1.2 9.4 13.9 10.4 1.7 3.1 1.5 2.2 2.6 7.8	1.4 1.3 0.8 1.0 1.4 0.7 1.1 0.5 2.5 3.1 2.6 1.3 1.6 1.2 1.4 1.5 2.8	3.310 3.383 2.556 2.759 3.633 2.166 2.843 2.228 3.798 4.492 3.993 1.312 1.898 1.302 1.607 1.714 2.780	3.156 3.265 2.556 2.759 3.443 2.166 2.843 2.228 3.407 3.924 3.074 1.312 1.851 1.302 1.607 1.674 2.564
SILVER
Resource	Lens Code	N	Minimum (g/t)	Maximum (g/t)	Standard Deviation (g/t)	Coefficient of Variation	Silver Average (g/t)
UG UG UG UG UG UG UG UG UG UG UG Pit Pit Pit Pit Pit	A B C F FF H NN Q U UBZ X OPE1 OPE2 OPM OPW1 OPW2 Totals	834 84 41 54 80 26 79 20 961 1531 49 16 162 341 83 55 4416	0.2 0.2 0.2 0.2 0.4 0.4 0.6 0.7 0.2 0.2 0.2 0.5 0.3 0.5 0.5 0.5 0.200	48.9 33.7 7.7 8.5 7.7 9.1 7.1 26.9 220.0 612.0 114.0 7.3 160.0 29.5 22.5 7.8 612.0	3.5 4.4 1.8 1.7 1.2 1.9 1.2 6.1 10.5 15.9 16.1 1.6 12.7 2.1 3.2 1.0 11	1.2 1.6 0.8 0.8 0.7 0.8 0.7 1.6 3.1 5.2 3.9 1.4 5.3 1.5 1.5 1.0 4.0	2.9 2.7 2.2 2.0 1.6 2.4 1.8 3.9 3.3 3.0 4.2 1.2 2.4 1.4 2.1 1.0 2.8

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TUNGSTEN
Resource	Lens Code	N	Minimum (ppm)	Maximum (ppm)	Standard Deviation (ppm)	Coefficient of Variation	Tungsten Average (ppm)
UG UG UG UG UG UG UG UG UG UG UG Pit Pit Pit Pit Pit	A B C F FF H NN Q U UBZ X OPE1 OPE2 OPM OPW1 OPW2	834 84 41 54 80 26 79 20 961 1531 49 16 162 341 83 55	0 0 0 0 0 0 0 0 0 0 0 10 0 0 0 0	3700 390 50 1190 350 20 670 40 2310 6840 430 30 130 2700 70 40	260 53 16 187 60 7 119 10 184 412 79 8 18 176 10 10	5.0 2.8 1.1 3.2 2.0 0.9 2.4 1.5 4.7 3.7 3.6 0.4 0.7 4.1 0.6 0.5	52 19 15 59 30 7 48 7 39 111 22 19 26 43 16 20
	Totals	4416	0	6840	289	4.5	65

The 12,076 resource gold assays range from 0.000g/tonne gold to 552.69g/tonne gold, average 2.78g/tonne gold, and are positively skewed with a coefficient of variation of 2.8. After cutting, or capping of high assays (>20g/tonne) as discussed below, the average gold grade is reduced by approximately 8% to 2.564g/tonne gold and the coefficient of variation is reduced to 1.237. The UBZ solid has the most resource assays for underground, while the OPE2 solid has the most resource assays for the open pit resource. The cut average underground gold grades range from 2.166g/tonne gold for Lens H to 3.924g/tonne for Lens UBZ. The cut average open pit grade ranges from 1.302g/tonne to 1.851g/tonne in the OPM and OPE2 resource shapes respectively. Assays are distributed almost equally by proportion between the underground and open pit resources.

From the 12,076 resource gold assays, Northgate has also completed 4,416 analyses for silver and tungsten, which may be beneficially recovered in the future. The majority of these analyses are from the underground resource assays (3759/5951) with only a small proportion of the open pit providing the potential accessory metals (657/6126). Silver resource assays average 2.8 g/tonne silver over a range of 0.2 to 612 g/tonne silver, while tungsten resource assays average 65 ppm ranging from 0 to 6840ppm.

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17.2.4	Capping High Assays

Erratic high grade assays can have a large and disproportionate influence in the estimation of the average grade of a gold deposit. The histogram of all of the assays located within the final mineralization wireframes shown below suggests that high assays should be capped at a level between approximately 16g/tonne gold, which might be considered overly conservative, and 24g/tonne gold, which might be considered overly aggressive. Consequently, 20g/tonne gold is a reasonable and round number that falls midway within this range.

Figure 17-2: Gold Resource Assay Histograms

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Figure 17-3: Resource Assays: Gold – Silver Correlation

Cutting curves were built to investigate cutting sensitivity. The LBZ sector is the most sensitive to cutting with approximately a 13% reduction to the resource assay composites’ average grade at a 20g/tonne gold cutting level, while the UBZ showed a 7.1% reduction in the resource average assay grade cutting to the same level. The YD and Lucky Sectors are relatively insensitive to cutting levels above 20g/tonne gold (Table 17-4), as is the Open Pit (OP).

Table 17-4: Capping Sensitivity By sector on Assays

Sector	UnCut Au g/t	Cut @ 20 Au g/t	Mean % Reduction Assays	% Reduction Resource Estimate
LBZ Lucky UBZ YD OP	3.889 3.118 4.083 3.129 1.642	3.368 2.958 3.794 3.054 1.618	-13.4% -5.1% -7.1% -2.4% -1.5%	-8.6% -8.0% -5.7% -2.7% -1.2%

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Overall, capping high assays reduces the average gold resource assay grade by approximately 7.7% (Table 17-3) causing a reduction in the resource contained gold of only 5.2%.

17.2.5	Cut-off Grade

Northgate assumed a USD$750/oz gold price, a 91.5% gold recovery, and a CDN$41.63/tonne operating cost to estimate a breakeven cut-off of approximately 1.7g/tonne gold (Table 17-5). Also an incremental cut-off grade for lower grade underground mineralization located in the wallrock immediately adjacent to economic mineralization was estimated. The incremental cut-off grade for an underground mine is based on the concept that the mining cost related to mining some additional wallrock material in developed stopes is significantly less than the overall mining cost.

The incremental cut-off grade cost component is estimated using the process and general and administration (G&A) costs and an incremental mining cost. An incremental cut-off grade of approximately 1.3g/tonne gold was estimated based on the above assumptions and approximately a $17/tonne incremental mining cost. The current application of an incremental cut-off grade has not increased the resource tonnage and decreased the resource grade significantly.

Table 17-5: Breakeven Cut-Off Grade Assumptions

Description	Assumption
Underground Mining Processing General & Administration Gold price (US$) Silver price (US$) US Exchange Rate Gold price (C$) Silver price (C$) Gold recovery Silver recovery	C$27.23/tonne C$11.10/tonne C$3.30/tonne US$750/oz US$11/oz 0.93 C$806/oz C$11/oz 91.5% 65%

The USD$750/oz gold price assumption is conservative compared to 2008 average prices (USD$872/oz), and slightly higher than a three year trailing average of USD$723/oz. At USD$850/oz, the breakeven and incremental cutoff grades decrease to 1.5g/tonne gold and 1.2g/tonne gold. In general the YD Project resource estimate is not very sensitive to breakeven cut-off grades in the 1.5g/ tonne gold to 1.7g/tonne gold range or the incremental cut-off grades ranging between 1.2g/tonne gold to 1.3g/tonne gold. Notwithstanding, a moderate increase in the resource estimate would be expected at higher gold prices.

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The drill hole intersections related to the YD Project underground resources estimated by Northgate were defined based on approximately a 1.3g/tonne gold cut-off grade and approximately a 1.7g/tonne gold cut-off grade was used to constrain the resource wireframes. Some exceptions were made in order to preserve internal zone continuity.

17.2.6	Compositing

Approximately 75% of the resource assays have sample lengths that are less than or equal to 1.52m (5-feet) and less than one percent of the resource assays have lengths greater than 3.3 metres. Northgate created two sets of 3m equal length composites within the mineralization wireframes; one set represented composites generated from un-capped assays, while the other set were generated from capped assays. A small number of shorter remnant composites that are mostly situated at the mineralization northern or footwall contacts were retained.

17.2.7	Variography

There is not sufficient data available to carry out meaningful variography studies on the YD, Lucky Zone, and LBZ mineralization. Micon (2004) used the UBZ data to generate a number of well-behaved variograms and interpreted a maximum range of approximately 120m oriented -80° south or down-dip, an intermediate range of 60m along an east-west strike direction and an across strike range of approximately 15m. In general, the Micon (2004) variograms suggest down-dip continuity of approximately 120m, along strike continuity of approximately 60m, and across strike continuity of approximately 15m, which represents approximately an 8:4:1 anisotropy.

Currently there is insufficient data to generate useful variograms for the YD Zone, Lucky Zone, and LBZ mineralization. This condition may persist until a significant amount of underground drilling and sampling data are available. At that point more variography studies are recommended following trend analysis.

Northgate has initiated its own studies into variography, and the application of geostatistics to the grade interpolation process for the YD Project. This work is currently in progress, but is too preliminary in form to be reported upon here.

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17.2.8	Trend analysis

The composite control data was used to create gold grade and thickness contours on east-west vertical longitudinal projections. No definitive grade or thickness trends were evident and the 2:1 subvertical attenuation suggested by the variography is not clearly defined. Overall, the mineralization appears to rake moderately to the west with thicker centres and thinner flanks. In some places the contours are not continuous across the dikes suggesting the possibility of post-mineralization vertical displacements between some of the diabase dikes.

17.2.9	Mineral Resource Classification

The definitions for resource categories used in this report are those defined by the Canadian Institute of Mining and Metallurgy (CIM) and adopted by NI 43-101. Under NI 43-101 the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the Canadian Institute of Mining,Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council.

In the CIM classification, a Mineral Resource is defined as “a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction”. Resources are classified into Measured, Indicated, and Inferred categories each as defined by the CIM and listed below.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

In 2008 it was decided to modify the resource classification scheme from what was a width and distance from informing intersection based protocol, to one that was based solely on distance from nearest informing sample coupled with other key criteria. Under the revised classification, a fraction of the maximum variogram range has been selected as the main condition, which once applied can be duplicated and verified by other workers.

The previously existing method of determining maximum extrapolation distance from informing drill intercepts was developed by Scott Wilson RPA in 2006. For the November 2008 estimate, Northgate in consultation with AMEC, simplified the guidelines established by Scott Wilson to those listed in Table 17-6 which were used as a general guideline for defining Measured, Indicated and Inferred Mineral Resources.

Table 17-6: Resource Maximum Extrapolation Distance Guidelines for YD Project Syenite-Hosted Mineralization

Direction	All Intercepts
Down Plunge Along Strike	Inferred – 120m Inferred – 60m

The maximum down-dip and along strike extrapolation distances used to outline Inferred areas is 120m and 60m, respectively, which conservatively compares with 200m and 100m, respectively for previous estimates. Within the Inferred resource, Measured and Indicated resources are defined as blocks that would meet minimum estimation criteria while being within 35m and 65m respectively, of a nearest informing sample. It is the opinion of the author that the UBZ is now considered densely drilled, hence the Measured distance criteria can be applied to this zone. The 65m and 35m distances referred to above represent approximately one half and one quarter respectively of the variogram range determined by Micon in the UBZ.

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17.3	Block Modelling

17.3.1	Underground Block Model Geometry and Block Size

The underground resource blocks are 15m high by 15m east-west by 7m north-south. The block model is not rotated and has 82 columns, 80 rows, and 105 levels. The block model has 688,800 blocks. A block situated entirely within mineralization (i.e., block mineralization percent equals 100%) represents 4,236 tonnes. The block model has 24,671 mineralization blocks that contain 1.0% to 100% mineralization. Only 1,534 blocks are 100% within the mineralized wireframes.

The block model origin is at 22,650mE, 10,120mN, and the 8,820m elevation and the block model extends up to the 10,395m elevation. The information for each block in the model includes:

The percentage of the mineralization wireframe model that is in each block.

Lens codes for each block.

Interpolated cut Au, and Ag grades and contained metal related to blocks that contact a given solid.

Measured, Indicated and Inferred identifiers for all mineralization blocks. Note: as silver assays are incomplete over some areas of the underground resource, block silver content has only been estimated where the classification criteria (distance, number of samples, and number of holes) match the conditions for the gold estimate.

The average and nearest distance of composites used to interpolate block mineralization grades.

Number of samples used to estimate grade and number of holes used to estimate grade.

17.3.2	Open Pit Block Model Geometry and Block Size

The open pit resource blocks are 5m high by 5m east-west by 5m north-south. The block model is not rotated and has 220 columns, 100 rows, and 50 levels. The block model has 1,100,000 blocks. A block situated entirely within mineralization (i.e., block mineralization percent equals 100%) represents 336 tonnes. The block model has 35,442 mineralization blocks that contain 1.0% to 100% mineralization. Only 12,851 blocks are 100% within the mineralized wireframes.

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The block model origin is at 22,800mE, 10,300mN, and the 10,140m elevation and the block model extends up to the 10,390m elevation. The information for each block in the model includes:

  The percentage of the mineralization wireframe model that is in each block.

  Open Pit lens codes for each block.

  Interpolated cut Au grades and contained metal related to blocks that contact a given solid.

  Indicated and Inferred identifiers for all mineralization blocks.

  The average and nearest distance of composites used to interpolate block mineralization grades.

  Number of samples used to estimate grade and number of holes used to estimate grade.

17.4	Grade Interpolation and Search Strategy

Inverse distance squared was used to interpolate the cut gold values, and the silver and tungsten accessories. Ordinary kriging criteria have not been developed, however, this may warrant consideration in the future when more data are available and is currently under study.

A search ellipsoid based on a minimum of three and a maximum of twelve composites from at least two drill holes was used to interpolate cut gold and silver grades into blocks using a single-pass process. A single search ellipse measuring 200m x 100m x 50m was employed to interpolate grade into blocks. Search ellipsoid was oriented east-west for the secondary axis, with the primary axis dipping 75 degrees south parallel to the general dip and strike across the property. In addition, a lens code identifier was assigned to each composite, and composite target restrictions applied were such that the composites for one lens could not be used to interpolate grades for another lens.

The search radii and orientations used for interpolation are summarized in Table 17-7.

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Table 17-7: Search Ellipsoid Orientations and Radii

Lens Code	Ellipsoid Azimuth	Ellipsoid Dip (to South)	Down-Dip Radii (m)	Along-Strike Radii (m)	Across-Strike Radii (m)
UG1-11 OP1-5	090° 090°	-75° -75°	200 200	100 100	50 50

For the underground resource, the overall average distances between block centroids and nearest informing composite is 13.9m and 34.4m for Measured and Indicated blocks, respectively. The maximum distance used to interpolate grade into Inferred blocks is 177.9m. For the Open Pit resource, the overall average distance between block centroids and nearest informing composite is 11.3m and 46.8m for Indicated and Inferred blocks, respectively. The maximum distance used to interpolate Inferred blocks is 103m.

17.5	Block Model Validation

Northgate used five methods to validate its block model Mineral Resource estimate:

	1.	Visual inspection and comparison of block grades with composite and assay grades.

	2.	Statistical comparison of resource assay and block grade distributions.

	3.	Volumetric comparisons of final mineralization wireframes and block model resource reports for each lens.

	4.	Inspection of resource assay and block grade scatter plots by elevations.

	5.	Inspection of nearest neighbour block model grades and the final block model.

Northgate compared the block grades with the composite grades on sections and plans and found good overall visual correlation with some minor low and high grade smearing and banding problems due to local changes in strike and dip. As more data become available in the future from closer spaced underground definition drilling, it may be possible to refine the model by adding more customized search orientations related to smaller structural domains.

The underground Resource assays, 3m composites, Measured and Indicated blocks at a zero cut-off grade, and Inferred blocks at a zero cut-off grade, all cut to the capping levels described earlier, average essentially the same value at 3.51g/tonne gold, 3.35g/tonne gold, 3.14/tonne gold, and 3.05g/tonne gold, respectively. This indicates that there have been no significant grade shifts between the assays, composites and the block model.

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Northgate examined the distribution of the composite gold and cut gold grades versus block grades on scatter plots by elevations and found no problems with the block model grades. It was noted that in nearest neighbour swath-plots that there were some unexplained grade variance in the NN and FF solids of the Lucky and YD sectors respectively. For this reason, the blocks for these solids which showed more than 15% grade variance compared to the nearest neighbour estimate were reclassified as Inferred. Additionally, low grade resource blocks from the lower sectors of the B-solid (YD) are sufficiently far away from other potential mining centres that they may not stand a reasonable probability of economic extraction at these depths; hence these resources have been re-classified as Inferred.

To determine the Open Pit resource, the same pit shell derived from the AMEC Preliminary Assessment (April 2008) was employed. This pit shell is considered to be a valid excavation for what may be mined from the Open Pit and is based upon what the author considers to be reasonable assumptions for pit slope angles, dilution, mining costs, royalties, haulage distances and reclamation costs. Any blocks located within the optimized Open Pit model excavation would be considered valid for the resource.

The underground and Open Pit cut gold grade block models for all of the lenses are shown in the 3D perspective looking down to the northeast in Figure 17-4. The classification block model, with Measured blocks in yellow, Indicated blocks in red and Inferred blocks in blue, is shown in Figure 17-5.

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Figure 17-4: Cut Gold Grade Block Model - (500m grid)

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Figure 17-5: Resource Classification Block Model Inferred = blue; Indicated = red; Measured = yellow

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The author considers the YD Project November 2008 underground block model to be valid, reasonable, and appropriate for supporting the Mineral Resource estimate included herein.

17.6	Mineral Resources

The November 2008 UBZ, LBZ, Lucky Zone, and Lower YD Zone underground Mineral Resources extend from approximately the 8,880m elevation to the 10,270m elevation. This represents vertical depths ranging from approximately 50m to 1,500m below surface.

The underground Measured and Indicated Mineral Resources of the UBZ, LBZ, Lucky Zone, and YD Zone total 26.9 million tonnes at an average cut grade of 3.6g/tonne gold and 1.1g/tonne silver, containing 3.12 million ounces of gold and 975,000 ounces of silver. The Underground Inferred Mineral Resources total 5.95 Mt at an average cut grade of 3.4g/tonne gold and 1.1 g/tonne silver, containing 650,000 ounces of gold and 216,000 ounces of silver (Table 17-8).

The Open Pit Measured and Indicated Mineral Resources of the five zones total 4.96 million tonnes at an average cut grade of 1.7g/tonne gold and contain 270,000 oz of gold. The Open Pit Inferred Mineral Resources total 15,000 tonnes at an average cut grade of 1.7g/tonne gold and contain 851 ounces of gold (Table 17-8). These resources occur in a model optimized excavation which includes 7.7 Mt of waste.

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Table 17-8: November 2008 Underground Mineral Resource Estimate

Measured Resources Zone	Tonnes (x1000)	g/t Au	Ounces Au (x1000)	g/t Ag	Ounces Ag (x1000)
Upper Boundary	3,170	3.95	402	0.70	71
Indicated Resources Zone	Tonnes (x1000)	g/t Au	Ounces Au (x1000)	g/t Ag	Ounces Ag (x1000)
Lower Boundary Lucky Upper Boundary YD Open Pit	5,961 6,008 176 11,581 4,995	3.89 3.41 3.69 3.47 1.7	745 659 21 1,294 270	1.03 1.60 0.51 1.06 -	197 310 3 395 -
Inferred Resources Zone	Tonnes (x1000)	g/t Au	Ounces Au (x1000)	g/t Ag	Ounces Ag (x1000)
Lower Boundary Lucky Upper Boundary YD Open Pit	523 1,547 84 3,796 15	3.26 3.34 3.66 3.43 1.74	55 166 10 419 0.8	0.28 1.54 - 1.10 -	5 77 - 134 -

17.7	Open Pit Mineral Reserves

The open pit Probable Mineral Reserves for the Young-Davidson Project are estimated to be 4.9 Mt at a gold grade of 1.66 g/tonne gold, containing 264,000 ounces. The effective date of this estimate is July 14, 2009.

The open pit Mineral Reserves have been estimated within a detailed pit design, which was based on a Lerchs-Grossman optimized pit shell generated using the cost and economic parameters shown in Table 17-9 below.

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Table 17-9: Pit Optimization Parameters

Au Price:	USD$725/oz
FOREX:
Gold Selling Cost:
Dilution:
Mining recovery:
Metalurgical Recovery:
Mining Cost:
Process Cost:
G&A Cost:
Stockpiled Ore Rehandle
Cost:
Inter-Ramp Pit Slopes:
YD Mines Property:
MCM Property:
Welsh Property:	USD$0.85/ CDN$
2% of Au Price
2.4%
98%
91%
$3.30/tonne mined
$11.50/tonne processed
$2.75/tonne processed

$0.80/tonne processed
varied from 49 to 53 degrees depending on rock type and wall orientation. Slopes flattened for ramp allowance as required.
no royalty
$1.30/tonne processed + $26.76/oz Au produced
$1.65/tonne processed

The resulting marginal cut-off grades are:

YD Mines property: 0.62g/tonne Au MCM Property: 0.69g/tonne Au Welsh Property: 0.68g/tonne Au

Further details are provided in Section 18.1 below.

17.8	Underground Mineral Reserves

The underground Mineral Reserves for the YD Project are estimated to be 26.21Mt at a grade of 2.96 g/tonne gold and 0.9 g/tonne silver containing 2.49Moz gold and 0.78Moz silver. The effective date of this estimate is July 14, 2009. The following sections describe the methodology used to estimate the Mineral Reserve.

17.8.1	Cut-off Grade

The cut-off grade used for the Mineral Reserves was calculated using the following inputs:

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  Gold price - USD$750/oz

  Exchange rate –$USD/CDN$0.85

  Mill Recovery – 92.5%

  Mine Operating Cost - $21.74/tonne mined

  Mill Operating Cost –$11.40/tonne processed

  General & Administration (G&A) –$2.75/tonne processed

  Mining Dilution – 15%

  Dilution Grade - 0.6g/tonne gold

  Conversion Factor – 31.1035 g/oz

Mineral Reserve Cut-off Grade = (21.74+11.40+2.75)/((($750*0.925)/0.85)/31.1035) = 1.41 g/tonne gold

This is the cut-off grade for Mineral Reserves or ore delivered to the mill. Since stope definition was done using the mineral resource grade the appropriate cut-off for resources for planning purposes including allowance for mining dilution as follows:

Calculated Mineral Resource Cut-off Grade for use in stope definition = (1.41 -0.15*0.6)/(1 -0.15) = 1.56 g/tonne gold

This mineral resource cut-off grade for stope definition is slightly below the 1.7 g/tonne cut-off grade used to create the resource grade shells that were used to define the resources. To be conservative, and to be compatible with the cut-off grade used during the resource definition a 1.7 g/tonne gold cut-off was used for the stope definition.

Mineral Resource Cut-off Grade used for mine stope definition = 1.7 g/tonne gold

This cut-off grade was used for Longhole Shrinkage (LHS) and Sublevel Caving (SLC) stopes.

For Longitudinal Sublevel Retreat (LR) stopes, however, mining costs will be somewhat higher after inclusion of capital access development costs. As the LR stopes require sublevels at 30 m vertical intervals versus 60 m for LHS stopes, the cost of this development should be considered during the evaluation of the LR stopes. A preliminary estimate of an additional $15/tonne for additional capital development was included in the cut-off grade calculation for LR stopes.

Mineral Reserve Cut-off Grade for LR = (21.74+11.40+2.75+15.00)/((( $750*0.925)/0.85)/31.1035) = 2.01 g/tonne gold

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Calculated Mineral Resource Cut-off Grade for LR stope definition = (2.01- 0.15*0.6)/(1-0.15) = 2.25 g/tonne gold, then after rounding:

Mineral Resource Cut-off Grade to be used for LR mine stope definition = 2.3 g/tonne gold

17.8.2	Mineral Reserve Estimation Methodology

The areas of the deposit suitable for each mining method were determined on a mineralized lens (wireframes) by lens basis and then stope shapes were created for each lens. As part of this process, individual longitudinal projections (long sections) were created for each lens showing the stope outlines with names. The methodology to calculate the Mineral Reserves for each mining method is discussed in the following sections. For a description of each of the mining methods see Section 18.2.

Sublevel Caving Mining

As discussed in Section 18.2, the SLC mining method was selected to mine the entire UBZ lens. The overall Mineral Resource grade of the UBZ lens is 3.65 g/tonne Au which is well above the cut-off grade of 1.7 g/tonne Au. The internal dilution within the UBZ lens wireframe, calculated at a cut-off grade of 1.7 g/tonne Au, is minimal at only 3.3% of the total +1.7 g/tonne material. As a result, no attempt was made to increase the average grade of this zone by eliminating low grade mineralization, the Mineral Reserve estimate was based on all the material contained within the UBZ lens.

The Mineral Reserve for UBZ was calculated by applying recovery and dilution factors to the UBZ Mineral Resource (see Section 17.8.3). All the waste from the extraction drift development outside of the resource boundary was excluded from the dilution factors as this will be mined and disposed of as waste.

Longhole Shrinkage Mining

The LHS mining method will be used to extract all mineralized lenses over 10 m thick where the + 10 m area has sufficient extent to design a practical stope. Longitudinal projections (long sections) were created for each of the mineralized lenses onto including lens thickness contours. These contours were used to outline stopes with sufficient thickness and size for LHS mining. While a 10 m minimum thickness was the general guideline, because of the minimum design size of the stopes and other practicalities, in some cases widths down to 8 m thick were included and in other areas thicknesses greater than 10 m were excluded.

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The next step was to categorize the LHS stope areas as LHS1 or LHS2 based on the average stope thickness and then plan final stope limits along strike according to the stope design parameters. Generally the LHS2 stopes are + 20 m thick and the LHS1 stopes are -20 m thick. Next, the block model for each stope was studied in detail in cross-section and evaluated to determine if and how any contained mineralization below the 1.7 g/tonne gold cut-off could be reduced or eliminated by further adjusting the boundaries of the stope. Since the outlines for the various lenses were defined by creating a 1.7 g/tonne gold grade shell, it is not unexpected that in many cases no trimming was needed.

However, in some stopes significant quantities of below cut-off grade material was embedded in the grade shell and this was eliminated from the stope if practical. Internal dilution from less than 1.7 g/tonne gold mineralization included in the LHS stopes was typically between 1% and 10% with an average of about 5%. However, there are a number of LHS1 stopes with internal dilution well above 10%, one has 33% internal dilution yet the overall stope Mineral Reserve still exceeds the cut-off so they were left in the mine plan.

The final step was to calculate the Mineral Resource tonnes and grade of each stope, including all mineralization contained within the stope boundary, using Vulcan software and the Mineral Resource block model. Dilution and recovery factors were applied (see Section 17.8.3) and the first-pass Mineral Reserve calculated. For a number of stopes, the resulting Mineral Reserve stope grade was below the reserve cut-off grade and consequently that stope was dropped from the mine plan and not included in the Mineral Reserve.

Longhole Sublevel Retreat Mining

The LR mining method will be used to extract mineralized lenses that are 5 to 10 m thick. A minimum mining width of 5 m was specified to accommodate the mining equipment planned. In some lenses, there are localized areas where the width is substantially more than 10 m thick but without sufficient extent to create a LHS stope. For these situations, the thick material was incorporated into the LR stopes.

Stope outlines were drawn on longitudinal projections (long sections) using thickness contours of the grade shells for each of the lenses to identify areas with sufficient thickness and size for LR mining. Selection of the LR stopes was only done after the SLC and LHS stopes had been identified, as these stopes are the lowest priority in terms of desirability. Finally, the block model showing the grades in each block was added to the long sections.

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Next, all the mineralized areas below the 5 m minimum thickness were identified and excluded. Then the areas above the 2.3 g/tonne gold cut-off were outlined. A double check was done at this point by reviewing the cross-sections, to ensure that the long section fairly represented the stope grades (important where the lens was more than one block thick). The +2.3 g/tonne gold area was then adjusted as required. These areas were then used to create stope shapes by adjusting them to limit mining to that practical from 30 m sublevels.

The final step was to calculate the Mineral Resource tonnes and grade of each stope, including all mineralization contained within the stope shape boundary, using Vulcan software and the Mineral Resource block model. Dilution and recovery factors were applied (see Section 17.8.3) and the first-pass Reserve calculated. For a number of stopes the resulting stope Reserve grade was below the Reserve cut-off grade and consequently the stope was dropped from the mine plan and not included in the Mineral Reserve.

17.8.3	Recovery and Dilution

The recovery and dilution factors are assumptions made by the AMEC mining team based on a combination of published results at various similar operations and experience of the team members. The factors used were estimated separately for each mining method and are shown in the Table 17-10:

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Table 17-10: Recovery and Dilution Factors

			Dilution
Mining Method		Recovery	Backfill		External		Total
				Grade		Grade		Grade
		%	%	(g/t)%		(g/t)%		(g/t)
SLC	Sublevel Caving	80	2	-	16	0.88	18	0.78
	Longhole Shrinkage stoping - 40m
LHS1	w with 8m barrier pillars	87	7	-	8	0.88	15	0.47
	Longhole Shrinkage stoping - very
LHS2	large stopes	80	6	-	8	0.88	14	0.50
	Longitudinal retreat - open stoping
LR1	with pillars	70	0	-	10	0.88	10	0.88
LR2	Longitudinal retreat - Avoca	85	4	-	11	0.88	15	0.65
PR1	Pillar recovery	60	2	-	13	0.88	15	0.76
PR2	Pillar recovery above LHS2 stopes	40	2	-	13	0.88	15	0.76

Mining recoveries in Table 17-10 are of the design mineralized material drilled and blasted in the stopes and exclude material left behind in pillars except for LR1 stopes in which pillar loss is included.

The recovery for SLC was assumed at 80% of the in-situ resource and dilution at 18%. It is well established in published results from mines using SLC that recovery and dilution are linked. At the Stobie mine in Sudbury for example (SME 2001): “Recovery ranges between 80% and 90%, and dilution varies between 10% and 20%. By applying different drawpoint cut-off parameters, both recovery and dilution can be varied at the discretion of the mine management team. An appropriate balance between recovery and dilution must be maintained for optimum results. A designed lower recovery on one level (deferred pull) allows a higher percentage of the ore to be recovered in subsequent levels, with the dilution being introduced from the deferred pull zone above having a higher grade.” In other words, the higher the recovery the higher the dilution and visa versa.

For YD the SLC recovery was assumed at 80%, the lower end of the range, since production grade will be more critical to the project economics than reduced tonnage and mine life. However, to be conservative, dilution was still applied at an overall 18% to reflect that the planned method will be a “longitudinal” SLC as compared to a “transverse” SLC at Stobie which has a larger deposit. The dilution was assumed to consist of a mix of 2% waste rock backfill and 16% cave waste to reflect the fact that waste rock backfill will be placed into the void that will develop above the cave during mining.

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It is recommended that a sensitivity analysis on various extraction scenarios be undertaken for SLC to determine the effect on the economics, as well as numerical modelling investigations of ore waste mixing, and effect of drive width and spacing optimization.

The recovery of LHS2 stopes was assumed to be 80% and dilution 14%. The LHS2 stopes are very large and the drawdown of blasted ore will be through drawpoints spaced on 18m centers horizontally and 15m to 20m vertically between sublevels. Prior to final ore drawdown, which will occur after the stope is completely filled with blasted ore, a drawdown plan will be developed with the objective of pulling the plug of broken ore in the stope down evenly and to promote mass flow. The hanging wall of these stopes will fail due to their extensive dimensions such that waste sloughing will fall onto the top of the plug of broken ore. Wasterock backfill will be placed on top of blasted ore in the stope as it is drawn down. This wasterock will tend to mix with the blasted ore as it is pulled down through the drawdown cones leading to the various drawpoints. Minimization of waste dilution from the wasterock backfill and and caving is the reason the drawdown plan will be critical.

As with SLC, there is a relationship between recovery and dilution – again the greater the recovery the higher the dilution, with production grade being more critical to the project economics than reduced tonnage and mine life. Based on AMEC knowledge of other mines with this type of mining method, recovery was assumed at 80% and dilution of 14% to give an appropriate balance between the two factors. A mix of dilution of 8% wall rock waste and 6% waste rock backfill was assumed to reflect that the backfill will be placed directly into the stope above the ore being drawn down.

The recovery of LHS1 stopes was assumed to be 87% and dilution 15%. The LHS1 stopes will be mined in a similar fashion to the LHS2 stopes, but they are smaller both along strike and thickness. These stopes will be 40 m long on strike with 8 m wide barrier pillars left between each stope, which equates to an ore recovery loss of 16.7% . This loss is not included in the stated numbers since the barrier pillars were excluded from the LHS1 stope shapes at the design stage. Considering this loss, the overall recovery would be 70% (87%-18%). Because of the smaller size of these stopes, hanging wall sloughing is likely to occur later in the stope ore drawdown phase, such that more of the ore can be pulled clean, therefore “in-stope” recovery was increased over the LHS2 stopes. Dilution was raised marginally to 15% to reflect the narrower width of the stope and the higher impact of wall rock dilution. A mix of dilution of 8% wall rock waste and 7% waste rock backfill was assumed to reflect that the backfill will be placed directly into the stope above the ore being drawn down.

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The recovery of LR1 stopes was assumed to be 70% and dilution 10%. These stopes will be open stopes with no backfill and supported by rib and sill pillars. The 70% recovery is taken from Figure 18-12 and is based on the percentage of the resource to be left in-situ as pillars. The dilution rate of 10% was based on AMEC knowledge of mines with a similar open stoping method. Since no backfill is used with this method, all dilution will be from wall rock.

The recovery of LR2 stopes was assumed to be 85% and dilution 15%. This method does not require pillars to be provided and the 15% recovery loss is to allow for mucking losses in the stope during remote mucking. The dilution at 15% is based on a mix of 11% wall rock and 4% wasterock backfill. The 11% wallrock dilution assumption is just slightly higher than for the LR1 stopes due to their location at greater depths. The 4% waste rock backfill assumption provides for mucking of backfill from the stope floor and the mixing of some ore and backfill in the stope.

The recovery for pillars was assumed to be 40% (PR2 stopes) and 60% (PR1 stopes) based on the anticipated difficulty of mining. This mining will occur near the end of the mine life when high in-situ stresses in the rock will be encountered. Dilution for pillar mining was assumed to be 15% based on AMEC knowledge of this method at similar mines.

In order to further evaluate the potential recoveries, dilution, and mixing based on fragmentation, effect of draw height, inclined ore body and draw strategies, numerical simulations are recommended during detailed design.

The dilution from the stope walls and back will carry grade since the limits of the lenses are not hard geological boundaries but rather are grade shells based on a 1.7 g/tonne gold cut-off. Gold mineralization extends into the stope wall rocks and any dilution from this source will contribute some gold to the ore drawn from the stopes. To account for this, an estimate was made of the grade of wall rocks immediately surrounding the stopes.

The stope shapes were used to identify 3.0 m drill hole composites for use in estimating dilution grade. Composites inside the stope solids were flagged “stp”, while those outside maintained their lens coding (i.e. “UBZ” or “A”) and were available to the dilution grade estimation process. For instances where an identified stope solid captured the entire original resource intercept, 1.5 m of dilution intervals were added in the footwall and hanging wall of each intercept.

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During the grade interpolation process, all parameters for estimation were maintained as in the November 2008 resource estimate. Blocks with 100 percent within the resource envelope were not diluted as they are surrounded by diluted blocks. This excluded 5.5 % of the blocks from the dilution estimate. Partial blocks were diluted based on 15% of the block’s reported tonnage, and this covers the majority of the resource’s blocks. On average, the grade for dilution for partial blocks within the Measured and Indicated Resource is 0.87 g/tonne Au. (Note: 0.88 g/tonne gold was used in the Mineral Reserve estimate).

The wasterock backfill will come from either underground mine development or from the open pit waste. It is assumed that this backfill will have zero grade.

17.8.4	Underground Mineral Reserve Summary and Discussion

The tonnes and grade of all the mineral resources contained within each stope shape was calculated using Vulcan software. Some stope shapes contained minor amounts of inferred resource and these were excluded from the stope quantities.

The dilution and recovery factors as listed in Table 17-10 were applied on a stope by stope basis to calculate the reserve for each stope. A final step was to review each of the calculated Mineral Reserve tonnes and grade for each stope. Those stopes that were isolated, too small (below approximately 10,000 t) or were below the cut-off grade (less than1.7 g/tonne gold for LHS and less than 2.0 g/tonne gold for LR) were removed from the Mineral Reserve. This was done by setting the mining recovery to zero.

The underground Mineral Reserves are summarized by lens in Table 17-11 and by mining method in Table 17-12. There are eleven lenses in the underground Mineral Reserve however three of them: A, U, and UBZ account for 84% of the total tonnes and 86% of the contained Au. As shown in Table 17-12, 64% of the tonnes will be mined by large scale bulk methods i.e. SLC (14%) and LHS (50%). LR accounts for 23% of the tonnes and pillar mining the remainder (13%).

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Table 17-11: Summary of Young -Davidson Underground Reserves by Lens

	Mining Factors			Proven			Probable			Total Proven & Probable
Zone	Internal	Mining	External	Tonnes	Grade(Au)	Grade(Ag)	Tonnes	Grade(Au)	Grade(Ag)	Tonnes	Grade(Au)	Ounces	Grade(Ag)	Ounces Ag	% total by
	Dilution	Recovery	Dilution									Au			OZ AU
	(%)	(%)	(%)
A	4.6%	75.1%	14.3%	-	-	-	8,694,177	2.94	1.14	8,694,177	2.94	821,022	1.14	318,201	33.0%
B	2.2%	69.5%	14.1%	-	-	-	872,476	2.96	0.60	872,476	2.96	83,085	0.60	16,710	3.3%
C	1.3%	60.4%	15.0%	-	-	-	202,311	2.55	1.66	202,311	2.55	16,606	1.66	10,776	0.7%
F	1.2%	61.8%	12.3%	-	-	-	529,462	2.68	1.05	529,462	2.68	45,615	1.05	17,868	1.8%
FF	0.1%	67.5%	14.0%	-	-	-	485,053	2.78	-	485,053	2.78	43,317	-	-	1.7%
H	1.4%	62.9%	15.0%	-	-	-	323,799	2.43	0.04	323,799	2.43	25,319	0.04	450	1.0%
NN	3.6%	66.9%	14.6%	-	-	-	277,093	2.73	-	277,093	2.73	24,292	-	-	1.0%
Q	3.5%	58.7%	15.0%	-	-	-	256,204	2.40	0.30	256,204	2.40	19,791	0.30	2,441	0.8%
U	5.6%	73.0%	14.3%	-	-	-	9,785,802	3.00	1.04	9,785,802	3.00	943,273	1.04	327,823	37.9%
X	21.1%	74.1%	13.9%	-	-	-	1,135,445	2.50	0.02	1,135,445	2.50	91,249	0.02	645	3.7%
UBZ	3.3%	80.0%	18.0%	3,468,942			178,648	3.15	2.28	3,647,589	3.21	376,967	0.67	78,202	15.1%
					3.22	0.58
Total	5.1%	73.8%	14.9%	3,468,942	3.22	0.58	22,740,469	2.92	0.97	26,209,411	2.955	2,490,536	0.917	773,115	100.0%

Table 17-12: Summary of Young -Davidson Reserves by Mining Method

		Zone
By Mining Method	Symbol	A	B	C	F	FF	H	NN	Q	U	UBZ	X	Total
Tonnage By Mining Method - General
Longitudinal Retreat		1,754,017	400,707	149,372	422,771	94,971	289,989	19,574	232,553	2,323,223	-	314,671	6,001,847
Longhole Shrinkage		5,326,283	203,436	-	-	390,082	-	257,520	-	6,008,959	-	820,774	13,007,054
Sublevel Caving		-	-	-	-	-	-	-	-	-	3,647,589	-	3,647,589
Pillar Recovery		1,613,877	268,333	52,938	106,691	-	33,810	-	23,651	1,453,621	-	-	3,552,921
Total		8,694,177	872,476	202,311	529,462	485,053	323,799	277,093	256,204	9,785,802	3,647,589	1,135,445	26,209,411
Percentage
Tonnage By Mining Method - General
Longitudinal Retreat		20.2%	45.9%	73.8%	79.8%	19.6%	89.6%	7.1%	90.8%	23.7%	0.0%	27.7%	22.9%
Longhole Shrinkage		61.3%	23.3%	0.0%	0.0%	80.4%	0.0%	92.9%	0.0%	61.4%	0.0%	72.3%	49.6%
Sublevel Caving		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	0.0%	13.9%
Pillar Recovery		18.6%	30.8%	26.2%	20.2%	0.0%	10.4%	0.0%	9.2%	14.9%	0.0%	0.0%	13.6%
Total		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

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18.0	0THER RELEVANT DATA AND INFORMATION

18.1	Open-Pit Mine Design and Production Schedule

18.1.1	Introduction

The near surface resources will be mined by a single open pit, which will have a three year life following a six month pre production period. The mine plan is based on the Indicated mineral resources contained in the pit design, which was based on a USD$725/oz gold Lerchs-Grossmann optimized pit shell. The open pit will deliver 4.9 Mt of ore at a gold grade of 1.66 g/tonne Au, at a strip ratio of 2.75:1.

The surface ore crushing facility is to be located approximately 150 m to the east of the open pit limit. A 12 Mt waste storage facility is planned to be located approximately 500 m to the north of the open pit. The tailings facility is located approximately 2 km to the west of the open pit. These facilities are shown in Figure 18-16: Conceptual Site Infrastructure Layout.

18.1.2	Mining Method

The open pit will be mined by conventional methods on 5 m benches, using 8 m3 Front-End loaders (FEL), 55 t haul trucks, appropriately sized drills and support equipment.

A specialist mining contractor will be retained to perform all the mining activities. The contract will be all inclusive with the contractor supplying all the required manpower, mining equipment, support equipment and infrastructure facilities to meet the scheduled mining rates. This will include ore crushing, crushed ore tramming to the pit ore feed bin and pit surface water management. Northgate will provide technical staff for mine planning, geology, ore control, production reporting and mine contractor management.

The pit area is overlain by overburden that has not been modeled, but is expected to typically vary in thickness from 0 to 3 m, with some areas of up to 10 m (Golder, 1996). This estimated 400,000 t of overburden will be removed and stockpiled during preproduction. The remaining material in the pit will require drilling and blasting.

Approximately 13.5 Mt of waste rock will be generated by the open pit. Approximately 1.5 Mt of this material will be used for construction of the tailings dams and other infrastructure, with the remainder being placed in the waste dump to the north of the pit. This waste dump will be a temporary repository as the material will be required to backfill underground voids to improve ground stability and resource extraction. After the pit is exhausted, a raise will connect the underground development to the bottom of the open pit and an owner fleet will rehandle the waste rock from the ex-pit dump to the underground workings as required.

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Good and diligent grade control will be essential to maintaining the projected mill head grades. Careful adherence to good grade control practice will help to minimize waste dilution and to ensure good ore recovery. After every blast the grade control geologist will mark the ore/waste boundaries on the muck pile which will be carefully adhered to by the FEL operator.

18.1.3	Block Model Dilution

Mintec Inc.’s MineSight® software was used to load the geologic block model and then prepare it for use in the pit shell generation software. The resource block model was modified to account for waste contact dilution prior to importing into pit shell generation software. All blocks that contained less than 10% or were equal to 100% mineralized material received no waste contact dilution. All other blocks that contained between 10% and 95% mineralized material had a 5% waste dilution added at 0 g/tonne gold. Blocks with more than 95% mineralized material, but less than 100% mineralized material were diluted to 100%. This 5% dilution percentage represents a percentage of the total block volume rather than of the mineralized material only. For each block, an associated diluted grade and percent mineralized material was calculated. The final resulting dilution applied to material in the mine plan was 2.4% by weight. The amount of dilution should be re-evaluated in future studies in more detail to ensure a proper match with bench heights and selected equipment.

18.1.4	Optimized Pit Shell Evaluation

The software used for pit shell generation was GEMCOM® Software International’s Whittle 4.2 Strategic Mine Planning program (Whittle®). The pit shell generation completed in this study incorporated a diluted block model. The block model dimensions were 5 m by 5 m in plan and 5 m in height. Only material classified in the Indicated category was used for pit shell generation. No material in the pit area has been classified as measured. Block model items transferred to Whittle® consisted of diluted Au grade, diluted ore percent, density, slope domains, claim codes for application of royalties, and an access road protection code.

Pit Slope Parameters

The rock mechanics design review for the open pit slope stability is based on a preliminary pre-feasibility assessment of the various structural domains encountered in the open pit. This is based primarily on a combination of analysis of geotechnical logging of oriented core (7 open pit holes totalling 745 m), underground mapping of the upper ramp level (approximately 1,300 m of development), including ore exposures on the 6 Level (level designation based on the MCM mine) and strength testing of 89 samples for UCS and Triaxial testing, with 25 Brazilian tensile tests and 3 multi-stage direct shear test. Additionally as part of the underground joint mapping campaign joint strength data has been collected to assess Barton-Bandis joint strength.

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Pit slope stability at YD is predominantly controlled by structural jointing and not the material strength of the rock mass which is reasonably strong. The only exception to this are the Diabase Dykes which were found to be highly fractured in comparison to the other rock mass units, and for the present design this has been accounted for with a reduction in the inter ramp angle and flattening of the main exposed nose in the pit.

Preliminary slope designs have been based primarily on kinematic analysis of the three main rock mass domains found in the walls of the open pit. The North wall is hosted predominantly in Timiskaming sediments, with the South wall formed by Mafic flows. Cross cutting the pit in a North-South trend are Diabase dykes, varying in thickness from 7 to 40 m. The ore zone is hosted in the Syenite intrusive which is found to dip to the south at around 75o on the southern side of the deposit and 55o on the northern side. Detailed design of individual structural domains for each pit wall will be completed in the subsequent phase. Pit slopes may be revised following more detailed analysis.

Pit slope domains were generated in MineSight®, breaking the pit area into the following zones: dyke material, north wall non-dyke material, and south wall non-dyke material. Preliminary Whittle® runs indicated that the pit could extend to a depth of approximately 120 m below topography. Haulage roads with a width of 19 m were designed to accommodate 55 t haul trucks, berms and ditches. To protect the pit ramp from subsidence due to stopes (being mined after the open pit is exhausted) below and to the south of the pit, the ramp was located on the north wall except for a complete spiral at the very bottom. The slope parameters used for pit optimization are shown in Table 18-1. The slope geometry for the south wall is shown graphically in Figure18-1.

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Table 18-1: Pit Optimization Slope Parameters

	North Wall	South Wall	Dyke
Bench Height (m)	5	5	5
Berm Width (m)	6	8	9
Bench Berm Spacing	3	3	3
Bench Face Angle (BFA) (degrees)	70	75	75
Inter-Ramp Angle (IRA) (degrees)	53	51	49
Ramp Crossings	4	1	2
Flattened Slope (degrees)	36	45	38

Figure 18-1: South Wall Pit Angle Geometry

Mining Costs

A specialist mining contractor is expected to be used for all ore and waste mining due to the short life of the open pit. Several contractor bids have been received by Northgate and have been used to support an average mining unit cost of $3.30/tonne of material mined, when the material is hauled to a destination within 800 m of the pit. Owner’s costs for mine planning, geology, ore control, production reporting and mine contractor management have been included. No sustaining capital has been added due to the use of a contractor and also due to the short mine life. An allowance for $0.01/tonne for reclamation has been included in the mining cost.

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The average open pit mining cost of $3.09/tonne discussed in Section 18-13 reflects the open pit operating costs incurred during the production period only. The open pit costs of $3.30/tonne used for pit optimization are inclusive of contactor mobilization and pre-production operating expenditures. Mining cost estimates will be updated during the feasibility phase based on updated contractor quotes.

The eastern portion of the block model near 23600E contains a mined out stope from previous underground mining. AMEC has confirmed that the gold has been adequately removed from the block model with respect to stope solids provided. In order to remove the safety risks of working near an open stope, and to minimize dilution and mining loss, the stope will be filled with waste rock early in the mine life. For pit optimization purposes, the blocks have been assigned a density representative of backfilled material to reflect the rehandling of the backfill during bench by bench mining. This historic stope is displayed in grey with the final pit design in Figure 18-2.

Figure 18-2: Underground Workings near Final Pit (oblique view looking North)

Dilution and Mining Recovery

A diluted model was imported into Whittle® so no additional dilution was added within Whittle®. A 98% mining recovery was applied for pit optimization, and in the resulting scheduled tonnages. These values assume good blasting and grade control practices are followed.

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Process, G&A and Associated Royalty Costs

Process and G&A costs used in Whittle® were $11.50 and $2.75/tonne of mill feed respectively. An additional $0.80/tonne of rehandle cost was added to account for stockpiling of low grade material early in the mine life.

Two applicable royalties are described in the royalty document provided by Northgate (Northgate, 2000). The MCM Property royalty requires USD$1.00 to be paid per ton of ore mined and processed from the MCM Property. Using a USD$/CND$0.85 exchange rate and converting to tonnes, a royalty of $1.30 was applied for each tonne of mill feed mined and processed from blocks within the MCM property. The Welsh Property royalty requires payment of CDN$1.50/ton, which converts to $1.65/tonne. These have been added to the process costs for the appropriate blocks. Royalties by individual claim have been applied in the financial analysis.

Process Recovery

A LOM gold process recovery of 91% was used based on metallurgical test work to date.

Metal Price, Sell Cost and Associated Royalty

This Whittle® analysis was conducted with a gold price of USD$725/oz. The gold selling costs were assumed to be 2 percent of the gold price. The MCM royalty includes an additional gold production based payment which compensates for any increase in price over USD$270/oz. 5% of the increase in price per ounce recovered above the base rate of USD$270 must be paid to MCM. This was applied to the MCM blocks.

No other metal credits were assumed in the Whittle® pit revenue calculations.

Other constraints

A constraint was applied to prevent the optimized pit shells from encroaching on the proposed re-alignment of Ontario Highway 566. A 50m standoff distance from the planned road edge was applied. Without this constraint, two very small optimized pits occur within the protected area, but do not have enough value associated with them to justify an economic extraction (i.e. cover the cost associated with the road relocation further to the west).

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Whittle® Pit Shell Summary

A series of optimized pit shells was generated using different factored gold prices, with all other parameters remaining the same. Whittle® refers to these factors as revenue factors. Optimized pit shells were generated for revenue factors from 0.5 to 1.5 in 0.05 increments. The base case revenue factor 1.0 pit shell is pit shell #11 in the Whittle® Pit by Pit Graph shown in Figure18-3.

Figure 18-3: Pit by Pit Graph

The pit sizes are moderately sensitive to lower gold prices. An 8% discounted cash flow profile is superimposed on this chart to demonstrate the sensitivity of the open pit cash flow when selecting different pit sizes for evaluation at the base cost and revenue parameters. The cash flows presented in this section do not include capital items. When a deposit has a relatively flat cash flow profile for different size pits, the pit size selection is usually reasonably insensitive to minor changes in parameters.

A check was performed on the ultimate pit shell cutoff grade calculations. The marginal cut-off grades were calculated to be:

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  YD Mines property: 0.62g/tonne Au

  MCM Property: 0.69g/tonne Au

  Welsh Property: 0.68g/tonne Au

These values match those reported in Whittle® reports, ensuring proper application of parameters. An example of the marginal cut-off grade calculation for the MCM blocks is as follows:

Visual observation of the revenue factor 1 pit shell in Figure 18-4 indicates that there would be a single main pit which extends to the west in the upper elevations. Due to the short life of the pit and relatively small dimensions, multiple phases were not considered.

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Figure 18-4: Revenue Factor 1.0 Pit Shell with Proposed Highway 566 Alignment

18.1.5	Detailed Pit Design

A detailed single phase pit design was created with the Mintec MineSight® (version 4.50) software. The revenue factor 1.0 pit shell was used as a guide during design.

Pit Design Parameters

The general design parameters used in the detailed pit design, including the geotechnical data described above, are as follows:

  Pit slopes, by domain:

	North Wall	South Wall	Dyke
Bench Height (m)	5	5	5
Berm Width (m)	6	8	9
Bench Berm Spacing	3	3	3
Bench Face Angle (BFA) (degrees)	70	75	75
Inter-Ramp Angle (IRA) (degrees)	53	51	49

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  Ramp parameters, using the Komatsu HD-465 off road truck (55t payload) as a design basis:

  bottom 3 benches, one lane traffic, 14.5m ramp width (including berm) and 12.5% gradient all other benches, two lane traffic, 19.0m ramp width (including berm) and 10% gradient

  Minimum mining width: 20m, applied to slot cuts and pit bottoms

Ultimate Pit Design

The resulting pit design, shown in Figure18-5, is approximately 630 m long by 300m wide. The approximate surface elevations of the pit design varied between the highest daylight point at 10,360 m and the pit bottom at 10,220 m, for a maximum depth of 140 m. (Note, local mine grid elevations have had 10,000 m added to avoid negative elevations in the underground mine.) The pit ramp exits the pit at the east side at approximately 10,345 m elevation. Haulage routes will extend from the pit exit to the northwest for waste and to the east for ore.

Figure 18-5: Ultimate Pit Design

North looking section 10,550N is displayed in Figure18-6, which shows the optimized pit shell versus pit design, diluted block gold grades and the outline of the existing glory hole (in black dashes).

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Figure 18-6: Typical North-South Cross Section

The existing glory hole is largely mined out by the pit, but leaves a small remnant in the pit wall, approximately 15 m wide, as shown in Figure18-7. In this area, the pit wall slopes have been locally flattened, approaching angle of repose, to better tie in with the exposed backfill from the glory hole.

Figure 18-7: Existing Glory Hole Exposure on Pit Design

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The pit design ore feed and waste tonnages compare very well with the ultimate pit shell tonnages when summarized in MineSight®. The ore tonnes (and grade) are unchanged while the waste tonnes have increased by 3.9% .

18.1.6	Mine Schedule

The mining plan has been generated to feed the mill at a rate of 2.16 Mt/yr. The plan includes the use of a low grade stockpile so that the head grade is higher during the first two years of the project. The low grade category includes material from the marginal cut-off for each claim group (which includes a re-handle allowance), to 0.90 g/tonne gold. The high grade category includes material above 0.90 g/tonne gold.

During pre-production, both low and high grade materials are stockpiled separately. In year 1, the stockpiled high grade is reclaimed and the remaining mill feed is high grade direct from the mine. In year 2, the majority of the pit mill feed is high grade direct from the pit, with the remainder of the stockpiled pre-production high grade and a small quantity of low grade. In year 3, both low grade and high grade are routed direct from the pit to the mill, and the remaining low grade stockpile is re-handled. During the life of the mine, 941,000 t of stockpiled material is re-handled.

The open pit material mined schedule is displayed in Table18-2, and the ore delivery schedule is shown in Table 18-3. AMEC considers the vertical advance rates in this open pit schedule to be reasonable as they are not greater than 50 m in any year.

Table 18-2: Open Pit Material Movement Schedule

								Total	Strip
Year	High Grade		Low Grade		Total Ore Mined		Waste	Material	Ratio
	Kt	Au (g/t)	Kt	Au (g/t)	Kt	Au (g/t)	Kt	Kt	(W/O)
PPD	491.5	1.52	137.7	0.82	629.3	1.37	2,099.5	2,728.8	3.34
1	1,715.1	1.69	311.7	0.83	2,026.7	1.56	8,673.3	10,700.0	4.28
2	1,625.7	1.87	199.6	0.83	1,825.3	1.76	2,647.0	4,472.3	1.45
3	430.8	2.19	27.3	0.85	458.1	2.11	140.6	598.7	0.31

Totals	4,263.1	1.79	676.3	0.83	4,939.4	1.66	13,560.4	18,499.8	2.75

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Table 18-3: Ore Delivery Schedule

	High Grade		Low Grade		High Grade and Low Grade
Year	Kt	Au (g/t)	Kt	Au (g/t)	Kt	Au (g/t)
PPD	0.0		0.0		0.0
1	2,160.0	1.65	0.0		2,160.0	1.65
2	1,672.3	1.86	371.3	0.83	2,043.6	1.67
3	430.8	2.19	305.0	0.83	735.8	1.63

Totals	4,263.1	1.79	676.3	0.83	4,939.4	1.66

In this schedule, the total material movement by year is not sufficiently smooth, and will require the contractor to mobilize additional equipment for year two. Pit phases should be considered with different grade bins during feasibility level mine scheduling so that waste movement can be better balanced.

18.2	Underground Mining

18.2.1	Mining Methods

The fundamental basis for the choice of a mining method(s) for the Young-Davidson deposit was to identify safe, low cost and high productivity mining methods suitable for the relatively low grade YD deposit. The following selection criteria were used to guide the choice of methods:

  Safe and sustainable method(s)

  Method(s) that do not require cemented backfill

  Capable of sustaining production levels of 5,000 – 7,000 tpd

  Incorporate the latest generation of underground mining equipment with the potential to automate

  Method(s) that are proven at other operating mines

  Accept some loss of recovery and higher dilution to minimize operating costs

The mineralized lenses dip steeply from almost vertical to 60° and average approximately 75°. Thickness of the lenses varies from 5 m to over 40 m thick and vary from shallow near surface to a depth of 1,400 m at the base of the deposit. This diversity resulted in the situation that no single mining method would be optimum for all conditions and, consequently, four different methods that met the selection criteria were selected. These are:

  Large dimension sublevel cave

  Longhole shrinkage stoping

  Longitudinal sublevel retreat with sill and rib pillars

  Longitudinal sublevel retreat with Avoca backfilling

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18.2.2	Sublevel Caving

Sublevel Caving (SLC) and in particular large dimension sublevel caving offers one of the lowest cost and highest productivity underground mining methods available. This method is planned for the UBZ which has thicknesses in excess of 40m over an extended vertical height. This lens is relatively shallow with the top approximately 50 m below the base of the open pit when completed. Mining of UBZ will start once the pit is complete. The initial cave will be initiated by drilling and blasting the plug between the top of the UBZ lens and the open pit. To limit the ultimate surface impact of the cave, wasterock backfill from the open pit waste dump will be placed on top of the cave from surface as it is drawn down.

Figure 18-8 illustrates the use of this method in the UBZ lens. A sublevel interval of 30m has been selected based on AMEC knowledge of this method at other mines and in particular data on Vale’s Stobie Mine in Sudbury, Ontario.

The selected SLC layout will use 150 mm diameter blast holes up to 52 m long drilled by the latest generation of longhole drills, and using tube drill steel to maintain the required drillhole accuracy. Each drill ring when blasted would produce 3,900 t which would then be mucked with a 20 t capacity LHD’s direct to an orepass. Mucking just one blasted drill ring per day would produce 3,900 tpd which will be readily achievable in the UBZ SLC mining area since multiple mining faces will be available. The UBZ SLC mining area therefore will have the capacity to produce over half the total mine production of 6,000 tpd, over the life of that mining area.

A geotechnical evaluation indicates that the UBZ zone has suitable caveability characteristics to support the SLC method. Caveability is a function of two factors, the first factor is the rock mass quality (based on the in situ jointing and characteristic, the rock strength properties, stress regime) and the second factor based on whether there is a large enough hydraulic radius available to promote self sustained caving into the country rock above. The evaluation of these factors indicates the caving of the UBZ will be self sustaining caving to surface. For the present design, it has been assumed that cave initiation will be aided by drill and blasting of the crown between the top of the UBZ and the base of the open pit.

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Figure 18-8: Sublevel Cave Mining Method – UBZ Zone

Cave Rock
Cave Rock
Blasted Ore
Drill Rings
Ore
PRODUCTION
DEVELOPMENT
OLD STOPE FILLED WITH WASTE ROCK
Long Section B @10445
Cave Rock
Blasted Ore
Blast Holes
Ore
Waste Rock
Cross Section C @23550
Drill Rings
Cave Rock
MINING RETREAT DIRECTION
OLD STOPE
Ore
Blasted Ore
Plan Level A @10040
PRODUCTION LEVEL
Upper UBZ Zone
Sublevel Cave Layout
Long Section 10445
Showing Production
ISSUED FOR PREFEASIBILITY STUDY
REVISION
ISSUED FOR
CLIENT PM
PROJECT PHASE
PROJECT NO.
ACTIVITY NO.
SCALE
PACKAGE CODE
AREA
SUBJECT
SUBLEVEL CAVE
MINING METHOD
SHEET 1 OF 2
CLIENT DWG. NO.
DRAWING NO.
159895-0000-170-0052
A
amec

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18.2.3	Longhole Shrinkage

Longhole Shrinkage (LHS) is a low cost, high productivity bulk mining method that employs long blastholes for blasting the ore and extraction of the blasted ore through drawpoints. Sublevels will be excavated at regular vertical intervals to provide access to the stope for drill platforms and drawpoints. The term shrinkage in the name refers to the fact that during the longhole blasting phase, only a portion of the broken ore will be drawn from the stope, the remainder will be left to provide support for the hanging wall and other stope walls. Since rock expands after it is broken, it will be necessary to draw approximately one third of the ore from the stope as blasting proceeds in order to provide space for the subsequent blast to occur. Once all the ore in the stope has been blasted the broken ore will be drawn from the stope through the drawpoints.

The advantage of shrinkage mining is that if and when the stope walls fail, as the ore is removed from the stope creating a void and resulting in waste sloughing into the stope, this generally will be on top of the mass of broken ore. As the ore mass is drawn down, backfill in the form of unconsolidated waste rock will be placed into the stope to provide ongoing support to the walls and back. This method will be used in ore zones 8 m to 40 m thick or more, in the deeper areas of the mine, since SLC was determined not to be technically suitable at depth due to geotechnical considerations.

LHS is not a new method, it has been used in various configurations in underground mining of large deposits for many years. The LHS method was selected based on considerations of the following advantages and disadvantages at the YP Project:

Advantages:

  Large stopes (100,000 t plus) with drawpoint mucking make it suitable for use of highly productive large LHD’s (20 t capacity).

  Sublevels can be spaced at wide intervals (60 m vertically) with use of the latest generation of down-the-hole drills. This wide spacing significantly reduces stope development costs.

  The one third of ore drawn from the stope during the blasting stage will be at very low external dilution rate.

  During the blasting phase, support for the stope walls, in particular the hanging wall, will be provided by the broken ore in the stope and thereby generally limit waste sloughing to the top of the broken ore mass. This provides the opportunity, through controlled drawdown of the ore, to limit the amount of external dilution that becomes mixed with the ore and drawn from the stope.

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  Drawpoints located below the stope at a regular spacing and on multiple levels provide the opportunity to perform a planned and controlled drawdown of the broken ore in the stope thereby minimizing dilution.

  Once the stope is in the drawdown phase mucking of ore will be possible at a high extraction rate.

  Stopes can be backfilled with unconsolidated wasterock backfill and this can be placed into the stope on top of the ore, largely independent of production mucking. This backfill can be placed into the stope on an ongoing basis during production drawdown, to minimize any open voids in the stope.

  50% of the current Mineral Reserves can be extracted with this mining method.

Disadvantages:

  Loss of broken ore in the stope will occur during final drawdown of the ore in order to manage external dilution. Given the large dimensions being planned for the stopes, wasterock sloughing into the stope onto the top of the broken ore is expected to occur. As well, wasterock backfill will be placed into the stope above the ore. This wasterock will mix with the broken ore as it is drawn down, and cause dilution. Drawdown from a given drawpoint will be stopped once dilution reaches a preset level even though some ore remains in the stope.

  External dilution will result from wall sloughing and from wasterock backfill.

  Internal or planned dilution will occur because of the large spacing of the sublevels (60 m vertically) which will limit the ability for selective mining.

Based on consideration of these pros and cons, it was decided that on balance this method would be a good fit for the YD deposit and a mine design was prepared to determine the practicality and costs of this method. Subsequently, the method was selected to extract almost all the wider ore zones (plus 8 m width) in the deposit except for the UBZ zone.

During the mine design phase it was decided to employ two different variations of LHS depending on the ore geometry. The first is for very wide zones from 20 m to 40 m thick and the second would be for the narrower zones from 8 m to 20 m thick. These two variations of LHS are described in the following sections.

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18.2.4	Longhole Shrinkage for Wide Zones

LHS for Wide Zones (LHS2) is a variation of LHS that has been designed to mine a thick part (+20m to 40 m) of the U Zone, located at its eastern end as shown in Figures 18-9 and 18-10. With this method, stopes will be 185 m high, up to 160 m long on strike and steeply dipping ranging from 650 to 800 . All the LHS2 stopes will be in eastern end of the U lens, where the greatest lens widths other than UBZ are located. The U lens pinches out to the east and is bound to the west by a major dyke, and consequently, it can be planned as a stand-alone zone not constrained by consideration of other ore extensions on strike.

Geotechnical analysis indicates that a stope of this size will not be stable if left open and the walls will fail into any large voids that are created. Due to the thickness of the stope and the geotechnical parameters, the thickness of rib pillars to reduce the stope strike length would need to be so large as to be impractical. Consequently, the complete thick area will be mined as one stope and operated to provide wall support through shrinkage mining with wasterock backfill placed in the stope as the ore drawdown progresses.

Sublevels will be provided every 60 m vertically. Drill drifts for production blasthole drilling will be driven in ore at each sublevel. Blasthole drilling will primarily be 150 mm diameter downholes up to 60 m long using down-the-hole. Based on a drill ring spacing of 3.5m and a drillhole toe spacing of 4.0 m, the drill factor will be 23.0 t/m drilled.

Drawpoints will be developed on the three lowest sublevels, the top sublevel will be a drill drift and access point for backfill placement only. Drawpoints will be provided on 18 m centers on strike on each sublevel and typically will be 18 m long.

The various stages of drilling, blasting, mucking and backfilling are shown on Figures 18-9 and 18-10. In Stage 1, the ore is blasted in vertical increments and only mucking enough of the blasted ore through the drawpoints to leave a sufficient void for making the next blast. It has been assumed that the blasting would be done in 20 m increments with blasts designed to form an arched back for stability of the opening. Stage 2 illustrates the how the stope would appear when it has been completely blasted and is full of broken ore.

The method of drawdown of the ore will be engineered to maximize ore recovery and minimize dilution and is critical to the success of this method. Stage 3 and Stage 4 show the designed cone of draw from each drawpoint and ideally, how the ore will be pulled down as mass flow and how backfill will be placed in the stope. During detailed design, it is recommended that simulations be conducted to optimize the drawpoint design and the drawdown strategy. Finally Stage 5 illustrates how the stope would look when production and backfilling are complete.

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The mine plan includes five LHS2 stopes, all in the eastern end of U zone. The two largest of these stopes have an estimated Mineral Reserve of 1.8Mt and 1.0Mt each and they will supply an important source of low cost, high production ore for the mine. In total, these five LHS2 stopes comprise 14% of the underground Mineral Reserve.

Geotechnical analysis indicates that this method is viable as long as the back is arched along strike and backfill is added to the top of the broken ore as the ore in the stope is drawn down during production and voids above the backfill are minimized. There is a risk that caving of the stope back could occur which could affect the ability to place backfill in the stope as required. In this case, there may be some loss of recovery and the mining of future stopes with this method might possibly be changed to reduce the height of the stope using a smaller sublevel interval.

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Figure 18-9: Longhole Shrinkage – Wide Zones (Page 1 of 2)

Drill Rings
Slot Raise
Blasted Ore

Longitudinal Projection

Blast Holes
Blast Holes
Sub-level Retreat Recovery

Section A @ 23450
Stage 1

Drill Rings

9380 sublevel plan

9260 sublevel plan

Drill Rings

9320 sublevel plan

Drawpoints
Ore Zone

9200 sublevel plan

A	ISSUED FOR PREFEASIBILITY STUDY	
REV	SUMMARY	REVISION

CLIENT PM | DEPT MGR. | PROJ MGR

PROJECT PHASE

PROJECT NO.

SCALE: NTS

ACTIVITY NO.

PACKAGE CODE

AREA

SUBJECT

LONGHOLE SHRINKAGE
WIDE ZONES (+20m)
MINING METHOD
SHEET 1 OF 2

CLIENT DWG. NO.

DRAWING NO. 160895-0000-170-0066

REV A

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Figure 18-10: Longhole Shrinkage – Wide Zones (Page 2 of 2)

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18.2.5	Longhole Shrinkage with Barrier Pillars

Longhole Shrinkage with Barrier Pillars (LHS1) is a variation of LHS that was selected to mine ore in the 8m to 20m thick zones. The design of LHS1 stopes is shown on Figure 18-11. In this design, the stopes are 185 m high and 40 m long on strike, each separated by an 8 m wide barrier pillar.

The design and operation of the LHS1 and LHS2 stopes are essentially the same except for the limitation of the strike length to 40 m and the inclusion of the barrier pillars. There are a number of reasons for the 40 m length and inclusion of the barrier pillars in the LHS1 stope design. These are:

  The applicable zones for LHS1 mining are generally quite long (200m +) and continuous on strike and consequently need to be subdivided into smaller mining units.

  The 8 m to 20 m thickness of the LHS1 stopes is narrow enough to provide the opportunity to consider rib pillars to support the hanging wall and contain wasterock backfill in adjacent stopes. However, geotechnical analysis reveals that a support pillar would need to be considerably wider than 8 m, especially at ore widths approaching 20 m, to be stable. It was decided that pillars thicker than 8 m would reduce ore recovery to unacceptably low levels, and as a result, pillars are provided not as wall support, but only as barrier pillars to contain waste from adjacent backfilled stopes. These “crush” pillars will fail in terms of being able to carry load, however, there is mining precedent that they are likely to remain in place sufficiently to contain inflows of waste from adjacent stopes. If holes are breached in the barrier pillar, the result still will not be overly serious, as the shrinkage method will limit the ingress of the wasterock backfill into the broken ore mass being pulled. A 40 m long stope with an 8 m wide barrier pillar will result in a 16.7% design loss of ore for the pillar.

Geotechnical analysis indicates that at 40 m width the stope will not be stable and the walls will fail into any large voids that are created. As a result, the stope will be mined as a shrinkage stope and wasterock backfill will be placed in the stope as the broken ore is drawn down to minimize the creation of voids in the stope.

As with LHS2 stopes, sublevels will be placed every 60 m vertically and blasthole drilling will primarily be 150 mm diameter downholes up to 60 m long. Based on a drill ring spacing of 3.5 m and a drill hole toe spacing of 4.0 m, the drill factor will be 22.8 t/m drilled.

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Drawpoints will be developed on the three lowest sublevels, the top sublevel will be a drill drift and for backfill placement only. Three drawpoints will be provided for a 40 m wide stope at 15 m centers on strike on each sublevel and typically will be 18 m long.

Geotechnical analysis indicates that this method is viable as long as backfill is added to the top of the broken ore as the ore in the stope is drawn down during production and voids above the backfill are minimized.

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Figure 18-11: Longhole Shrinkage with Barrier Pillars

Slot Raise
Barrier Pillar
Drill Rings
Waste Rock Backfill
Blasted Ore

Longitudinal Projection

Trim Ring

Section A @ 23190
Stage 1

ORE PASS
WASTE PASS
Drill Rings
Slot Raise

9380 sublevel plan

WASTE PASS
Drawpoints
ORE PASS
Ore zone

9260 sublevel plan

ORE PASS
WASTE PASS

9320 sublevel plan

WASTE PASS
Drawpoints
ORE PASS

9200 sublevel plan

REV	COMMENT	REVISION	DRN	CHK	APP	APP	APP	APP
A	12AUG05	ISSUED FOR PREFEASIBILITY STUDY	CLT	DBT	DBT			

ISS	COMMENT	APP	ISSUED FOR

REF	NUMBER	TITLE
REFERENCES		

PROPRIETARY INFORMATION
THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, INC. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT THE PERMISSION OF AMEC AMERICAS, INC.

CLIENT PM | DEPT MGR | PROJ MGR

PROJECT PHASE

PROJECT NO. 159895 | ACTIVITY NO.

SCALE NTS | PACKAGE CODE DBT

	BY	DD/MM/YY
DSR	DBT	15/JUL/05
DRN	CLT	15/JUL/05

Northgate Minerals Corporation
Young Davidson Project

AREA

SUBJECT
LONGHOLE SHRINKAGE WITH BARRIER PILLARS MINING METHOD
SHEET 1 OF 2

amec

CLIENT DWG. NO.

DRAWING NO. 159895-0000-170-0064 | REV. A

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18.2.6	Longitudinal Sublevel Retreat

Longitudinal Sublevel Retreat (LR) is a form of longhole open stoping used mainly on vein type deposits. During blasting the broken ore is thrown out into the open stope and since this not safe for man entry, radio remote control scooptrams are used to advance out into the open stope beyond the safety of the brow, to muck the blasted ore. This technique eliminates the need for production scrams and multiple drawpoints reducing the development costs.

This method is planned for ore zones ranging from 5 to 10 m thickness, in other words, for zones that are too narrow to mine with the more productive and lower cost SLC or LHS methods.

For this method, sublevels will be excavated every 30m vertically. This interval was selected as it is the same as for SLC and half that of LHS such that the development for this method could be integrated easily within the development framework for the other methods.

Two versions of LR are planned: Longitudinal Retreat with Rib and Sill Pillars for the upper areas of the mine, and Longitudinal Retreat with Avoca backfilling for the deeper areas.

18.2.7	Longitudinal Retreat with Rib and Sill Pillars

The Longitudinal Retreat method with Rib and Sill Pillars (LR1) will be used in the upper area of the mine. The geotechnical analysis indicates that for mineralized thicknesses up to 10 m thick, open stopes 40m long and 50 m high would be stable. Sill and rib pillars will be left to support the open stope and thereby eliminate the need for backfill. Mucking of blasted ore in the open stopes will be by 20 t capacity radio remote controlled LHD’s. This is a top-down mining method and while backfill is not required, empty mined out stopes will provide voids to dispose of development waste rock. Figure 18-12 illustrates the LR1 layout and production cycle.

LR1 will be used only in the upper 9680 mining area which extends from surface at 10350 m el to 9680 m el, a maximum depth of 670 m. At greater depths the method could still be used but with reduced stope spans and greater pillar dimensions.

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Figure 18-12: Longitudinal Sublevel Retreat

MINING RETREAT DIRECTION
A
Sill Pillar
Pillar
Rib
(40m to 60m Variable depending on ore width)
Development Waste As Available
Blast Holes
(7m to 12m Variable depending on ore width)
Blasted Ore
Ore
Mined Out Stope
Sill Pillar
NOTE: Mining Recovery = 70%
Longitudinal Sublevel Retreat Mining With Rib and Sill Pillars
Section A-A

amec

LONGITUDINAL SUBLEVEL RETREAT MINING

REV	DD/MMM/YY	REVISION
A	12AUG08	ISSUED FOR PREFEASIBILITY STUDY

CLIENT DWG. NO.

DRAWING NO. 159895-0000-170-0050 REV. A

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The disadvantage of LR1 is that ore will be left unrecovered in the pillars reducing the mining recovery of the deposit. However, this is balanced by the mining advantages, especially for a relatively low grade deposit. Using the design shown in Figure 18-12, approximately 30% of the ore is left in pillars for a typical stoping panel. It is likely that this recovery can be improved by careful planning and strategically locating pillars in low grade areas of the zone.

18.2.8	Avoca Longitudinal Retreat

For the mining areas deeper than the Upper 9680m Mining Area (670 m deep) geotechnical analysis indicated that resource recovery would drop off sharply if LR1 mining was used because of the reduced stope spans and larger pillars. Consequently, it was decided that backfilling of the stopes with rockfill was required. This has required a significantly different approach to the stope design and a method called Longitudinal Retreat (LR2) with Avoca style backfilling was selected. This is shown in Figure 18-13.

Mining will be done in 30 m lifts with blasting of longholes retreating from one end of the stope to the other. Backfilling with rockfill will be done concurrently with production, but from the upper level of the stope and from the opposite end of the stope. This method is well suited to long vein type ore zones where access is available at both ends of the stope and where rockfill is readily available. No pillars are required since wall support for the mined out areas is provided by the backfill. The key is to keep the open stope (i.e. open area between the production ore face and the backfill face) to within the stable spans as determined by geotechnical analysis. For a 35 m high stope the geotechnical analysis indicates the open length of stope should be limited to 50 m. Since no pillars are required with this method, mining recovery is limited mainly by mucking recovery in the stopes. The method is a bottom up mining method.

Mucking of ore and placement of rockfill will be done with the same 20 t LHD’s used for all other mining methods. The LR2 method, will be the least efficient of all the methods planned, but provides a method to use large scale modern mucking and drilling equipment and operating costs that are sufficiently low to justify mining of these narrower mineralized zones. Nevertheless, it is recommended that during the Feasibility Study each LR2 stope be carefully re-evaluated to ensure it is economic considering capital as well as direct operating costs.

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Figure 18-13: Avoca Longitudinal Retreat

PLAN LEVEL 9470
PLAN LEVEL 9500
LONG SECTION
CROSS SECTION A

REV	DATE	REVISION	DRN	CHK	APP	APP	APP	APP
A	12AUG09	ISSUED FOR PREFEASIBILITY STUDY						

Northgate Minerals Corporation

amec

CLIENT PM | DEPT MGR | PROJ MGR

PROJECT PHASE

AREA

PROJECT NO.

ACTIVITY NO.

SCALE: NTS

PACKAGE CODE

REF | NUMBER | TITLE

REFERENCES

SUBJECT

SUBLEVEL RETREAT WITH AVOCA BACKFILL MINING METHOD

CLIENT DWG NO.

DRAWING NO. 159695-0000-170-0058

REV A

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18.2.9	Pillar Mining

The mine design incorporates three major sill pillars that divide the deposit vertically into four independent mining areas. These sill pillars are 60 m thick and extend east-west along the full strike length of the deposit and north-south across all the various mineralized zones. The vertical limits of these sill pillars are:

  9680 Sill Pillar – 9620 m el to 9680 m el

  9440 Sill Pillar – 9380 m el to 9440 m el

  9200 Sill Pillar – 9140 m el to 9200 m el

Known resources below the 8960 el have not been included in the mine plan because they are not economic at this time.

The sill pillars will be recovered after all mining has been completed in the mining area directly above and below each sill pillar. The sill pillars will be mined by a variation of sublevel cave from two sublevels at 30 m vertical spacing. Mining will proceed from the top down with the upper sublevel being mined first and then the lower sublevel.

The longhole retreat mining of the sill pillars (PR) will be designed and operated similar to a sublevel cave operation generally starting at one end of an ore lens and retreating back. All blastholes will be upholes and they will be planned to break into the stope above such that the rockfill that was placed in the stope will migrate into the blasted area, similar to cave waste in a true sublevel cave. Geotechnical evaluations indicate that the sill pillars will be highly stressed and consequently no form of open stoping will be possible. This method is commonly used in Canadian mines for recovery of pillars and unmined remnants, and if ground support costs for the required development are not excessive, then mining costs with this method can be quite low.

18.3	Underground Rock Mechanics

The rock mechanics evaluation for the YD underground is a preliminary feasibility assessment of the different mining methods applied for the different regions of the ore zone. This is based primarily on a combination of analysis of geotechnical logging of oriented core (7 open pit holes totalling 745 m and 4 underground holes totalling 2681 m of drilling and 1339 m of logged core), underground mapping of the upper ramp level (approximately 1300 m of development), including ore exposures on the 6 Level (level designation based on the MCM mine) and strength testing of 171 samples for UCS and Triaxial testing and 58 Brazilian tensile tests. Current evaluations are based primarily on empirical analyses and experience at other operations, and will require further study using numerical modelling including detailed evaluation of ore zone sequencing, pillar stability, ore/waste mixing and draw control, and analysis of supplemental exploration holes for feasibility level design.

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18.4	Mine Design

18.4.1	Mine Stoping Layout

A vertical sublevel spacing of 30 m was selected for large dimension SLC, 60 m for LHS and 30 m for LR. As the 30 m spacing was common to two methods and an even multiple of 60 m, a consistent mine-wide sublevel spacing grid of 30 m was established for the full vertical extent of the mine, irrespective of local mining method. For the 60 m high LHS stopes, every second 30 m sublevel would not be provided unless required for SLC or LR mining. This standardized 30 m sublevel spacing then provided the framework for the overall mine layout which facilitated all subsequent planning and scheduling. The general mine layout is shown in Figure 18-14.

To provide sufficient stopes and production flexibility to achieve the 6,000 t/d mining rate and to support phased production planning, the deposit was subdivided into four independent mining horizons. The height selected for the LHS stopes was 180 m based on four sublevels per stope and these stopes were used to define the height of the mining horizons where they were to be used. The sill pillars thickness was based on rock mechanics considerations as well as maintaining the standardized 30 m sublevel spacing. The sill pillars were set at 60 m thick or two 30 m sublevel spacings. In the upper part of the deposit, the bulk of the mining will either be LHR or SLC. While there is some LHS mining in the upper part of the deposit, the stopes in that part of the deposit will all less than 180 m high due to the nature of the zones. The final design of stope outlines will be based on information from geological and geotechnical mapping and sampling ore development and from core drilling results. With these considerations the deposit was divided into four vertical mining horizons as follows:

  9680 Mining Horizon (Upper Zone) – from 9680 m el to 10160 m el (approximately 190 m below surface)

  9440 Mining Horizon – stoping from 9440 m el to 9590 m el plus pillar mining from 9590 m el to 9680 m el

  9200 Mining Horizon – stoping from 9200 m el to 9380 m el plus pillar mining from 9380 m el to 9440 m el

  8960 Mining Horizon – stoping from 8960 m el to 9140 m el plus pillar mining from 9140 m el to 9200 m el.

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Figure 18-14: General Mine Layout

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18.4.2	Mine Sublevels

Access to the mining areas will be provided by sublevels at 60 m vertical intervals over the full vertical extent of the deposit. Intervening sublevels at 30 m vertical spacing will be provided as required to support SLC and LR mining. The sublevels will be located in the footwall with crosscuts to the ore lenses as required for access. The general design parameters for the sublevels are a size of 5.2 m wide and 4.5 m high to accommodate 20 t LHD’s and minimum clearance of 18 m from the ore lenses. A typical sub level layout is shown on Figure 18-15.

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Figure 18-15: Typical Sublevel - 9440 m level

EXHAUST AIR
VENT RAISE
WEST
ORE
PASS
WEST
WASTE
PASS
17% MAIN RAMP
EAST
ORE
PASS
FRESH AIR
VENT RAISE
SHAFT WASTE
PASS
YD
Legend
A Zone
B Zone
C Zone
F Zone
FF Zone
H Zone
NN Zone
Q Zone
U Zone
USZ Zone
X Zone

9440 level plan
1:2000

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18.4.3	Ramp Access

During the exploration phase of the project an access ramp was driven from surface to a depth of 460 m, with the face now at the 9890 m el. This ramp is 4.6 m wide by 4.9 m high with a grade of 17%. As part of the mine plan, this ramp will be extended at the same size and grade from the current face to the bottom of the mine at the 8,900 m crushing and conveying level. Once complete the ramp will extend 1,450 m vertically and will be 8.6 km m long. The ramp will connect to each of the sublevels.

The ramp will provide access to the sublevels for men, equipment and supplies. It is not intended as a haulage ramp for ore or backfill and muck haulage on it will be limited to development waste.

Based on experience driving the existing ramp and on geotechnical evaluation the ground conditions for the ramp and all development is expected to be generally good. All headings are costed with pattern bolting using grouted bolts and weld mesh screen.

18.4.4	Ore Handling

Ore passes are planned to provide low cost vertical gravity transport of ore. The mine design incorporates an ore pass system which will connect each sublevel and provide gravity transport of ore to the crushing and conveying level at the bottom of the mine.

The general design philosophy applied to the ore handling system was to create an efficient low cost system that eliminates double handling of ore as much as possible. The key components of this system are ore mucking at the stopes, and transport on the sublevels by 20 t load-haul-dump (LHD’s) which haul direct to an orepass. Once in the pass, the ore will fall by gravity to the crushing station at the 8900 m sublevel, and then following crushing would be transported by conveyor to the shaft for hoisting to surface.

Twin ore passes are planned to reduce LHD haulage distances and provide redundancy for maintenance purposes. Both ore passes will lead to the centrally located crusher station. The ore passes will be rectangular at 2.7 m by 2.7 m and excavated by the Alimak method. The passes will be sloped at 730, an angle which experience has shown is conducive to good muck flow and minimization of hang-ups. The orepass layout can be seen on Figure 18-14 while Figure 18-15 shows the location of the ore passes on a typical sublevel. Simple grizzly’s will be placed at each ore dump on the levels and control chains will installed at 8960 level to control ore flow to the crusher from the twin ore passes. The LHD one way haulage distances on the levels will average approximately 150 m, and will range up to 300 m to a maximum of 400 m in some limited circumstances.

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The crusher station will feed crushed ore onto a 580 m long conveyor leading to an ore bin ahead of the shaft loading pocket.

18.4.5	Waste and Backfill Handling

Wasterock backfill (rockfill) will be used to backfill all stopes except the LR1 stopes which will be left open.

During operations development waste from underground development headings will be hauled by trucks through the ramp directly from the mucking face to the stope being backfilled. During the preproduction period, prior to the start of backfilling, a total of 1.4 Mt of development waste will be generated. Approximately 600,000 t of this will be disposed of in the large MCM open stope until it is full. The remainder will be hoisted to surface through the MCM #3 shaft which will be outfitted for hoisting 1,000 t/d from the 9800 m sub level to surface. This will reduce the one way distance for truck haulage by 3.3 km.

The rockfill requirement is estimated to be 14.0 Mt over the mine life. During operations an additional 3.0 Mt of waste will be generated by development. The open pit will produce 13.6 Mt of waste which will be used to provide the balance of the underground rockfill requirement.

A waste pass system will be excavated from surface down to the bottom 8960 m sublevel to transport the waste by gravity to the mine sublevels as required. The waste pass will be rectangular at 2.4 m by 2.4 m and excavated by the Alimak method. The passes will be sloped at 730 the same as the ore passes. Below 9620 m sublevel the waste pass will split and be twinned down to 9140 m sublevel to reduce tramming distances to the stopes. A connection to the waste pass will be made at each sublevel where backfilling will be required. The rockfill will be trammed directly from the waste pass to the stopes by 20 t capacity LHD’s. Haulage distances for the LHD’s will be similar to that for ore haulage. The waste pass layout can be seen on Figure 18-14 while Figure 18-15 shows the location of the waste passes on a typical sublevel.

Access to the waste pass on the levels will be in the form of drawpoints, no chutes are planned. Control chains will be installed at the 9560 level so waste can be diverted to either the east or west passes.

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18.4.6	Shaft Location and Design

Because of the depth of the deposit hoisting is the only viable option for the transport of ore and waste out of the mine. The shaft will be 1,500 m deep with a loading pocket at the 8870 m el, 90 m below the lowest production sublevel. The specifications for the shaft are as follows:

  Hoist 6,000 t/d ore and 1,000 t/d waste based on 16 hours skipping per day

  Cage for men and materials to be mounted below one of the skips

  Auxillary cage (MaryAnne) with dedicated hoist to be provided in lieu of a manway

  Sufficient shaft size to accommodate 700,000 cfm intake air to the mine

  Shaft to be circular concrete lined with steel sets

  Shaft to be located immediately adjacent to the mill to minimize ore handling costs on surface.

The shaft has been located to the east of the deposit just outside the zone of influence from the UBZ SLC mining zone. For the PFS costing was done on the basis of a 6.5 m diameter shaft, however, it is recommended that this be reviewed and optimized during the Feasibility Study.

Shaft stations and connections to the mine workings will be provided at the base of each mining zone at the 9800, 9680, 9440, and 9200 levels. The access to the crusher station and conveyor will be on the 8900 level with the loading pocket at the 8870 level.

It is also recommended that the use of the existing MCM #3 shaft for hoisting of ore be investigated during the Feasibility Study. This existing shaft is located 200 m northeast of the planned new shaft location and has a depth of 750 m, half the required depth of the new shaft. One advantage of using the existing shaft would be to reduce the schedule time required to get the underground mine into production, however, there are numerous considerations that need to be evaluated before this option could be selected.

As discussed in Section 18.4.5, the current plan includes upgrading the existing MCM #3 shaft by modifying the existing headframe, installing a 2-drum skipping hoist, and constructing a loading pocket at 9800 m sublevel to hoist 1,000 t/d waste during the preproduction period. During operations this shaft will also be capable to hoist ore or waste and transport men and materials.

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18.4.7	Underground Mine Equipment

The mine has been designed for low operating costs through the use of large modern equipment coupled with high equipment utilization due to the selection of efficient ore handling systems and mining methods. This includes the specification of 20 mt capacity LHD’s to load, haul and transfer stope production to the ore pass system and rockfill from the waste pass system to the stopes. High capacity DTH production drills for the LHS stopes and powerful electric hydraulic top hammer drills for the SLC stopes are planned. In addition a full suite of support equipment will be provided for development and service requirements.

The underground mobile equipment fleet for the mine is shown in Table 18-4.

Table 18-4: Underground Mobile Equipment Fleet

Mining Function	Typical Model	No. Units
Development
Haulage Truck - 40 t	Sandvik Toro 40	2
Development LHD - 12.5 t capacity	Cat R1700	3
Development Jumbo - Electric-hydraulic 2 Boom	Sandvik Axera 7	3
Scissor Lift	Getman	2
Rockbolter	Atlas Copco Boltec 335H	1
Production
Production Drill ITH	Cubex 6200HH	3
Production Drill Top Hammer	Atlas Copco Simba M6C	1
Production LHD - 21 t capacity	Sandvik LH621	4
Backfill LHD - 21 t capacity	Sandvik LH621	2
Truck - Explosives loader	Getman A-64	2
Service
Truck - Fuel		1
Utility Truck - Lube	Getman A-64	2
Utility LHD 2yd	Atlas Copco ST2	2
Grader		1
Personnel Carriers - 8 man	Toyota Landcruiser	8
Total		37

18.4.8	Ventilation

The mine ventilation requirement at full production is estimated to be 330 m3/s (700,000 cfm) based on the planned diesel equipment fleet.

The Ontario Mining regulations were used to set the volume of air for ventilating the mine (i.e. requirements are 0.6 m3/s of air per diesel kW of equipment). An allowance of 20% was added to the total volume of air required to provide for recirculation.

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The intake air will be downcast through the new shaft and MCM#3 shaft then will be drawn off on the bottom sublevel of each of the mining areas where they connect to the shaft. MCM#3 shaft will supply air to the 9800 sublevel and upper mining zone thereby reducing the air quantity in the new shaft. The majority of the sublevels, however, will not join to the shaft and to distribute fresh air to these sublevels a ventilation raise will be provided connecting all the sublevels. For each mining area, the fresh air will be drawn off from shaft on the bottom level then directed through the ventilation distribution raise to supply air to the other sublevels. The shaft and fresh air raises will be located to the east end of the deposit, and the fresh air will be swept across each level from the east to the west end where an exhaust raise will be located. Ventilation air for the ramp will be pulled off the levels through the access cross-cuts as required.

The exhaust raise system will extend from the bottom sublevel (8960 sublevel) up to the base of the existing YD shafts, which will be used for the final leg of the exhaust air system. It should be noted these YD shafts are still flooded so their condition cannot be verified at this time, however, based on the good condition of the MCM #3 shaft it is likely these shafts will be useable. All timber would be removed from these shafts to reduce air friction. After final inspection it may be determined that it will be necessary to supplement these shafts with a new ventilation exhaust raise to surface.

Direct fired propane mine air heaters will be installed at the collar of the new shaft and supply heated air to the shaft through a plenum. A separate mine air heating system will be installed at MCM#3 shaft. The ventilation system will be a pull system with the primary mine fans located on surface at the top of the exhaust YD shaft.

18.4.9	Mine Infrastructure

Mine maintenance shops will be provided both on surface and underground. All major equipment overhauls and planned and routine maintenance for vehicles which normally come to surface will be done in the surface shops. An underground maintenance shop will be provided on the 9440 level in a location close to both the shaft and access to the ramp. All planned and routine maintenance for the LHD’s, production drills and development jumbos will be done in the underground shop. Minor repairs will be done at the work headings.

A fuelling station will be provided on surface convenient to the portal. For underground, a fuel truck will deliver fuel to a fueling station located on the 9440 level close to the exhaust raise. The fuel truck will also deliver fuel directly to the work heading as required for slow moving or more remote equipment. During the Feasibility Study, it is recommended that the installation of a fuel delivery system to underground through a pipeline be evaluated.

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Refuge stations will be located at various strategic locations throughout the mine. The refuge stations will be commercially supplied, portable and totally equipped units. These stations will be relocated as required as the location of mining activities changes over the life of the mine. A central lunch room will be constructed on 9440 level close to the maintenance shops.

Based on expected mine water inflows and process water use, the required pump capacity is estimated to be 3,450 m3/d (7,200 l/m). Two-stage dewatering is planned. Pumping stations will be located on the 8960 m level and half way up the mine at the 9740 level. Conical sumps will be installed at the 8960 m level with secondary horizontal sumps on the 9740 m level. Tertiary sumps will be provided on each sublevel. Drainage holes will connect the levels down to the bottom of the mine near the conical sumps.

Compressed air will be provided for the ITH production drills and small equipment such as hand-held drills, pumps, etc. Compressor capacity is estimated at 6,000 cfm and will be supplied by three 2,000 cfm compressors installed on surface adjacent to the headframe. The compressed air will be distributed from surface into the mine via a network of pipes down the shaft and throughout the mine on main levels, ramps and sublevels.

Electrical power will be required throughout the mine for drill jumbos, fans, pumps, lighting and other miscellaneous loads. The power will be distributed to the mine at 4.16kV through two primary feeders, one located in the shaft and the second in the ramp. Portable power centers will be provided close to the work places and will reduce the voltage to 600 V as required by most of the mine equipment. The power centers are portable and will be relocated as the work areas move over the life of the mine.

Communications will be provided by a leaky feeder radio system that will be installed in the shaft and ramp and the main levels. The system will be capable of transmitting both data and voice as well as high speed internet and telephone to the maintenance shops.

18.5	Underground Production Schedule

The underground mine will produce at a rate of 6,000 t/d for 360 days per year for total annual production of 2.16 Mt.

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The production schedule for the mine was developed from the stope scheduling parameters as shown in Table 18-5. These factors are the maximum scheduled rates for a single stope in full production, generally stopes were scheduled at less than full maximum rate to allow for a high level of flexibility and redundancy during mining operations. Given the mine layout, ore and waste handling systems, and the planned mining equipment each of these scheduling parameters are considered to be conservative.

Table 18-5: Stope Scheduling Parameters

		Stope Schedule Rate
	Mining Method	t/day	t/year
LR1	Longitudinal retreat - open stoping with pillars	500	180,000
PR2	Pillar recovery above LHS2 stopes	500	180,000
LR2	Longitudinal retreat - Avoca	750	270,000
PR1	Pillar recovery	500	180,000
LHS1	Longhole Shrinkage Stoping - 40m with 8m barrier pillars	1,500	540,000
LHS2	Longhole Shrinkage stoping - very large stopes	2,000	720,000
SLC	Sublevel Caving	2,000	720,000

The production schedule is shown in Tables 18-6 and 18-7:

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Table 18-6: Underground Production Schedule by Mining Area

Mining Area	Reserve	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Total
	Tonnes	1,194,151	1,358,923	1,493,991	1,289,324	1,047,566	590,778	237,486	313,487	484,633	-	-	-	-	8,010,339
9620 Mining Horizon	Grade Au (g/tonne)	3.18	2.86	2.89	3.19	3.50	2.96	3.31	3.18	3.08	-	-	-	-	3.10
	Grade Ag (g/tonne)	0.63	0.72	0.47	0.20	0.40	0.25	0.71	0.54	0.23	-	-	-	-	0.46
	Tonnes	209,849	801,077	666,009	870,676	339,977	900,842	475,620	-	11,757	191,235	345,829	-	69,782	4,882,653
9440 Mining Horizon	Grade Au (g/tonne)	2.62	3.27	3.40	3.24	3.02	3.70	4.24	-	2.16	2.96	2.69	-	3.58	3.36
	Grade Ag (g/tonne)	0.06	1.19	1.34	1.56	1.10	1.19	1.37	-	0.18	0.49	0.28	-	0.46	1.13
	Tonnes	-	-	-	-	772,457	668,380	983,815	933,451	997,799	1,220,248	701,884	1,487,362	399,974	8,165,370
9200 Mining Horizon	Grade Au (g/tonne)	-	-	-	-	3.03	3.00	2.92	2.76	3.29	2.74	2.63	3.06	2.92	2.94
	Grade Ag (g/tonne)	-	-	-	-	0.89	0.91	1.04	1.08	1.15	1.86	1.07	0.97	0.63	1.13
	Tonnes	-	-	-	-	-	-	463,079	913,062	665,811	748,517	1,112,287	672,638	575,653	5,151,047
8960 Mining Horizon	Grade Au (g/tonne)	-	-	-	-	-	-	2.35	2.23	2.46	2.30	2.44	2.48	2.40	2.38
	Grade Ag (g/tonne)	-	-	-	-	-	-	0.89	1.63	0.83	1.03	1.37	0.81	0.58	1.09
	Tonnes	1,404,000	2,160,000	2,160,000	2,160,000	2,160,000	2,160,000	2,160,000	2,160,000	2,160,000	2,160,000	2,160,000	2,160,000	1,045,409	26,209,409
Total	Grade Au (g/tonne)	3.10	3.01	3.05	3.21	3.26	3.28	3.13	2.60	2.98	2.61	2.54	2.88	2.68	2.96
	Grade Ag (g/tonne)	0.55	0.89	0.74	0.75	0.69	0.85	1.04	1.23	0.84	1.45	1.10	0.92	0.59	0.92

Table 18-7: Underground Production by Mining Method (%)

Production by Mining Method	Overall	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15
Longhole Shrinkage	50%	47%	53%	50%	36%	37%	55%	55%	55%	56%	85%	52%	27%	20%
Sub Level Cave	14%	36%	33%	33%	33%	33%	13%	0%	0%	0%	0%	0%	0%	0%
Longhole Retreat	23%	18%	14%	16%	30%	31%	32%	45%	45%	43%	6%	4%	0%	0%
Pillar Recovery	14%	0%	0%	0%	0%	0%	0%	0%	0%	1%	9%	43%	73%	80%

Table 18-8: Development Requirements (m)

		Initial Capital				On-going Capital			Total Development
Description	Capital	Operating	Ore	SubTotal	Capital	Operating	Ore	SubTotal	Capital	Operating	Ore	SubTotal
Main Ramp	2,927	-	-	2,927	3,150	-	-	3,150	6,077	-	-	6,077
Lateral	13,493	2,246	2,007	17,746	24,327	23,077	16,675	64,079	37,820	25,323	18,682	81,825
Shaft	1,500	-	-	1,500	-	-	-	-	1,500	-	-	1,500
Raises	5,175	-	-	5,175	2,216	-	-	2,216	7,391	-	-	7,391
Total	23,095	2,246	2,007	27,348	29,693	23,077	16,675	69,445	52,788	25,323	18,682	96,793

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The schedule in Table 18-6 mine has been summarized based on each of the four independent mining horizons that are an integral part of the mine design. During the first four years, all production has been scheduled from the upper two mining horizons, in the fifth year production from the 9200 mining horizon, followed two years later by the 8960 horizon, the bottom horizon. This schedule allows the mine to be developed in a sequential manner to depth, thereby smoothing out development requirements over the life of the mine.

The underground production by mining method is shown in Table 18-7. Of note in this table is that during the first three years of production, the bulk mining methods of SLC and LHS make up almost 85% of the total production with the lower productivity LR being limited to just over 15%. This will ease the burden for the mine of ramping up and maintaining full production during the early “learning” years of mine operation. Mining of the sill pillars all takes place in the last three years of the mine life.

18.6	Development Requirements and Schedule

The underground development requirements, divided into initial capital and ongoing development, are shown in Table 18-8. Initial capital includes all the development required to construct the mine to the point where commercial production has started and can be maintained at the scheduled rate. Ongoing development is that required on a year-to-year basis during operations.

The development is also categorized as capital, operating and ore. Capital development includes all infrastructure development such as shafts, ramps, ventilation raises and sublevel scrams (i.e. all parts of the sublevel that serves more than one stope). Operating is development that serves just one stope such as an individual stope access and drawpoints. Ore development is that required in ore to provide drill platforms and mucking points for LHS and SLC stoping. Ore development for LR mining consists of undercutting and is not included here since it is an integral part of the mining cost for that method.

Lateral development during operations will average approximately 7,500 m/yr including capital, operating and ore categories for the first eight years of the underground mine operation. In the last three years of the underground mine life, the development requirements drop off sharply as the mine is close to being fully developed.

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18.7	Underground Mine Capital and Operating Costs

18.7.1	Underground Mine Capital Costs

The underground mine capital costs were developed assuming owner operated development for all ramp and lateral development. The unit costs for the lateral development activities were developed from first principles and reflect 2nd quarter 2009 labour and consumable prices.

Contractor support is assumed for the shaft and raise activities (i.e. Alimak and raiseboring). Budget quotations were received to support the contractor activities. Budget quotations were also received for all major equipment and reflect 2nd quarter 2009.

The project initial capital costs of $344 M ($100.5M underground direct capital), as detailed in Section 18.12, reflect the pre-production capital to the point of mill feed from the open pit production. Underground production is not scheduled to provide mill feed until year 3. As such, an additional $80.5 M of capital is required to bring the underground mine into production. An additional $66.5 M of sustaining capital has been estimated to support the on-going development of the mine (see Table 18-13 of Section 18.12) . The total underground mine capital, initial and sustaining capital, is estimated at $247.5 M.

18.7.2	Underground Mine Personnel

The average underground personnel requirements are estimated to be 190 persons as listed in Table 18-9. The mine will operate seven days a week with two 11 hour shifts per day working a four days on and four days off schedule. The mine will be owner operated with only diamond drilling and raising being contracted. Management and technical staff will work a Monday to Friday dayshift schedule. The development miners in Table 18-9 include the manpower requirements for both capital and operating development.

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Table 18-9: Underground Mine Manpower Requirements

Category	Shift	Men/Shift	Total
Development
Development Miners	4&4	5	20
Ground Support	4&4	1	4
Truck Driver	4&4	1	4
Subtotal			28
Production
Longhole Driller/Blasters	4&4	4	16
LHD Operators - production	4&4	3	12
LHD Operators - backfill	4&4	2	4
Subtotal			32
Services
Construction	4&4	2	8
Hoistman	4&4	1	4
Cagetender/Loading/Crusher	4&4	2	8
Shaft Maintenance/Materials	Days 4&4	1	2
Road Maintenance	Days 4&4	1	2
Services	Days 4&4	3	6
Repair Maintenance	4&4	13	52
Subtotal			82
Supervision and Technical
General Manager	Days 5&2	1	1
Mine Superintendent	Days 5&2	1	1
Shift Boss	Days 5&2	8	8
Supervisors	Days 5&2	2	2
Maintenance Foreman	Days 5&2	1	1
Maintenance Planning Engineer	Days 5&2	2	2
Safety/Trainers Supervisor	Days 5&2	2	2
Changehouse	Days 5&2	2	2
Secretary/Clerk/Stores	Days 5&2	8	8
Chief Engineer	Days 5&2	1	1
Snr Geologist	Days 5&2	1	1
Mine Geologist	Days 5&2	4	4
Mine Engineer	Days 5&2	4	4
Mine Surveyor	Days 5&2	1	1
Technicians	Days 5&2	4	4
Survey Helper	Days 5&2	2	2
Ventilation Samplers	Days 5&2	4	4
Subtotal			48

Total Mine			190

18.7.3	Mine Operating Costs

The mine operating costs were developed from first principles using a series of models describing the unit costs of planned activities and overhead requirements to support the activities. The models permit the tracking of labour hours and productivity by job, equipment hours by fleet type and material quantities, in addition to costs by element and by activity. All costs used in this study assume owner operation throughout the development and production life of the project.

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Basic materials prices and labour rates were compiled. The estimate of labour rates, inclusive of burdens and costs for diesel, main consumables and power were provided by Northgate Minerals, supplemented by data from other mining studies completed by AMEC. An exchange rate of USD$/CDN$0.85 was used for conversion between currencies.

The mine was assumed to work two 11 hour shifts per day, 360 days per year. A 50 minute effective work-hour was used.

The average life-of-mine operating costs are summarized in Table 18-10. The percentage breakdown of the underground mine operating costs by cost type is shown in Table 18-11. It should be noted that the development costs include only operating and ore development activity, capital development is considered separately and was applied in the financial model as sustaining capital.

Table 18-10: Average Life-of-Mine Underground Mine Operating Costs

Cost Center	Unit Cost
	$/t Mined	% of Total
Development
Waste	1.49
Ore	2.35
Subtotal	3.84	18.5%
Drilling and Blasting
Longitudinal Retreat	0.75
Sublevel Cave	0.44
Longhold Shrinkage	1.53
Subtotal	2.72	13.1%
Ore and Backfill Haulage
Ore Stope to Ore Pass	2.33
Backfill to stope	1.85
Subtotal	4.18	20.0%
Stope Definition
Diamond Drilling	0.57
Subtotal	0.57	2.7%
General and Administration
Power and Propane	3.27
Mine Services	3.84
Mine Supervision and Engineering	2.32
Subtotal	9.43	45.5%
Total	20.74	100.0%

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Table 18-11: Underground Mine Operating Costs by Cost Type

Breakdown by Cost Type	% of Total
Labour	47
Supplies	18
Equipment	15
Fuel	4
Power	16
Total	100

18.7.4	Site Power

The site power requirements will be sourced from the Kirkland Lake transformer station. A pre-existing 115 kV line will require 47.5 km of refurbishment from Kirkland Lake to Matachewan Junction. A new section of 115 kV line will be required from Matachewan Junction to site (approximately 7 km).

Site emergency power will be provided with a Standby Power Plant rated for the maximum power required in the event of a utility power failure.

The main requirements for standby power include:

  mine ventilation

  mine dewatering

  process plant critical loads

The incoming transmission line will be terminated at a new main site substation. The substation will have incoming circuit breakers, disconnect switches, power transformers, switchgear and protective equipment for the transformation of power from the transmission voltage level of 115 kV to the site distribution/utilization level of 25 kV.

18.7.5	Infrastructure and Ancillary Buildings

Buildings

A common administration, warehouse and maintenance shop complex will be located adjacent the shaft. The complex considered the following requirements:

  underground mining equipment maintenance and repair bays.

  light vehicle repair and maintenance

  equipment wash bay

  warehouse space for mine and mill maintenance and critical spares

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  dry facilities with showers and lockers for mine and mill personnel office space for mine management and support personnel

  office space for general administration.

The maintenance shop will have one wash bay and two repair bays with sufficient headroom for a 40 t, rubber tired underground truck mine truck and a common overhead crane. Offices within the shop area were included for supervision.

The common mine and mill warehouse will have 700 m2 of floor space. Also located on the main floor will be the mine department offices and shift change area, as well as the dry and locker facilities for 200 people. The site administration and common operations would be located on the second floor and will have office space for 30 staff.

Communication system

There are existing communications systems at the site to support the advanced exploration program. Phone, data and mine communication technologies are all in place. The next phase of design will assess the long-term communication requirements in more detail.

Security and Fencing

The site currently has a controlled security entrance through which all personnel and material deliveries are directed. This facility will be relocated to the plant site access road at the south connection of the current and proposed Hwy 566 alignment. All other uncontrolled site access roads will be gated and secured.

There are several open pit and historical remnant facilities that are currently fenced with appropriate signage. The level of fencing for the new facilities will be in accordance with mining regulations and best practices. Temporary fencing requirements for the construction phase will be addressed through the project execution plan.

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Figure 18-16: Conceptual Site Infrastructure Layout

PROPOSED ROAD
TO CAMP3
EXISTING ROAD TO BE
MAINTAINED AND
UPGRADED AS REQUIRED
NORTH DAM
EAST DAM
TAILINGS IMPOUNDMENT
WEST DAM
Bell Island
Y-D PIT
PROPOSED ACCESS ROAD
AND PIPELINE BENCH
SOUTH SADDLE DAM
SOUTH SADDLE DAM
PROPOSED HWY 566
REALIGNMENT
MINE ROCK
STOCKPILE
PROPOSED ROAD
OPEN PIT
PIT FEED BIN
TRANSFER STATION
CURRENT MINE WATER POND
COARSE ORE BIN
SHAFT
ADMINISTRATION /
WAREHOUSE / SHOP
HOIST HOUSE
MILL
MINE ROCK
STOCKPILE
POWER LINE 115kV
Otisse Lake
Hollinger
Lake
Davidson Creek
Matachewan
Historic Tailings Area A Pond
0 0.25 0.5 1 1.5 2 Kilometres

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18.7.6	Roads

The current alignment of Highway 566, routed west of the Town of Matachewan (Figure 18-16), directly interferes with the proposed open pit. As such, the road and 44 kV transmission line will need to be relocated to the west. No further road improvements are expected to be required to support the project construction and operating requirements.

18.7.7	Waste Rock and Temporary Mill Feed Storage

Waste rock will be produced from the open pit operations and the development of a ramp, shaft and other underground workings. The total quantity of waste rock requiring storage is estimated at approximately 14 Mt. Geochemical investigations to date suggest that future waste rock will be chemically non-reactive; therefore, it will be stored in surface stockpile(s) and re-introduced back to the mine for unconsolidated backfill or used for the construction of the tailings dams over the life of the mine.

The preliminary site plan includes two mine rock stockpiles located to the north of the open pit and east of the shaft. The north stockpile location will be used for open pit and underground waste rock, as well as, pit ore stockpiles. The stockpile to the east will be constructed on top of the historic Matachewan Consolidated tailings.

18.8	Markets

Northgate does not have a contract with a refinery to treat (and pay for) its anticipated gold production from the YD Project; however, Northgate provided a quotation from a refinery located in Ontario. AMEC is satisfied that Northgate will be able to sell its products from the YD Project.

18.9	Contracts

Two contractors are currently on site, providing services related to Northgate’s development and exploration programs:

  Dumas Contracting Limited, based in Timmins (ON), is responsible for development of the exploration decline and associated infrastructure or mining activities. The contract was enacted on December 1st, 2006.

  Forage Orbit Garant S.E.N.C., based in Val d’Or (QC), is responsible for exploration drilling activities (i.e. diamond drilling), as set out in Northgate’s exploration program. The contract was enacted on January 14th, 2008.

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In AMEC’s opinion, the two contracts mentioned above are sufficient for Northgate to carry out their mine development and exploration activities, as per their current program.

This study assumes that contractors will be used for the development and operation of the open-pit mine.

18.10	Environmental Considerations

The Project has been designed to maximize utilization of lands previously altered by historic mining-related activities and, where practical, reclaim brownfield areas progressively during operations; and, minimize overall Project footprint and impacts.

There are no identified fatal flaws anticipated with obtaining permits and approvals for the proposed Project as it currently exists. As the engineering study progresses and more public consultation occurs some Project aspects may change but are not anticipated to be financially onerous.

Closure Plan

AMEC has estimated reclamation costs of $10.7 M associated with the proposed Project. Financial assurance is in place for the advanced exploration phase.

18.11	Taxes

AMEC does not provide expert advice on taxation matters.

The taxes calculations are made based on the information provided by Northgate and documentation publicly available.

The YD Project will be subject to income and/or revenue taxes as follows:

Ontario mining tax: 10%

Ontario income tax: 10%

Ontario capital tax: 0%

Federal capital tax: 0%

Federal income tax: 15%

No municipal taxes or other levies were considered in the current scope. The amount of tax payable for the duration of the Project is $169.6 M.

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18.12	Capital Costs

Capital costs were estimated using a combination of vendor quotations, material take- offs and recent project experience. The total capital cost is $531 M, $344 M initial pre- production capital and $187 M in sustaining capital (see table 18-12). Details are shown in Table 18-13.

As previously discussed in Section 18.7.1, the pre-production capital for the underground mine extends into the first two years of production to allow for the development of required infrastructure (completion of the shaft, ramp and lateral development, main crusher station and haulage level). This represents $80.5 M of the $187 M life-of-mine sustaining capital.

Table 18-12: Young Davidson Project Capital

Millions-$
Pre-Production Capital
Infrastructure	52.6
Process Plant	78.2
Mining	110.4
Indirect Costs	51.6
Contingency	51.3
Total Pre-Production Capital	344.1
Sustaining Capital & Mine Cosure (US$ millions)
Completion of Underground Mine Infrastructure	90.1
Sustaining Capital and Mine Closure	96.5
Total Sustaining Capital and Mine Closure	186.6

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Table 18-13: Capital Cost Estimate

			Initial		Sustaining
Area	Description	Category	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15
Mining	Ramp Development	Mine Development	5,074,230	5,074,230	1,920,462	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Lateral Development	Mine Development	6,829,560	6,359,250	9,322,020	9,964,350	6,410,490	7,005,240	5,109,360	4,584,150	8,030,040	6,571,530	3,288,510	1,716,540	1,802,550	0	0	0	0
	Ventilation and Heating	Mech/Elect	400,000	600,000	250,000	300,000
	Hoist and accessories	Equipment	7,434,500	7,434,500
	Headframe and Hoisthouse	Equipment	8,470,000	3,630,000
	Shaft Sinking	Mine Development	16,914,410	12,821,160	12,821,160
	Shaft Loading Pocket	Mine Development				1,500,000
	Misc Shaft Items (station development, change-outs, etc.)	Mine Development				1,000,000
	MCM #3 refurbishment	Mine Development	3,000,000
	Pre-production underground support services	Mine Development			4,341,000	4,341,000
	Alimak Raising - (3m x 3m)	Mine Development	0	1,588,400	1,339,800	1,680,800	0	1,656,600	1,795,200	413,600	552,200	138,600	0	0	0	0	0	0	0
	Raiseboring - 3.0m Dia. (Waste + Fresh Air)	Mine Development	0	0	2,824,500	2,593,500	437,500	0	0	0	0	0	0	0	0	0	0	0	0
	Raiseboring - 4.0m Dia. (Exhaust)	Mine Development	0	0	0	1,108,000	1,216,000	0	980,000	0	520,000	0	0	0	0	0	0	0	0
	U/G Crusher Installation	Mine Development				4,268,644
	U/G Fuel Bays, Refuge Stations, Powder Mags, Shop	Mine Development		137,411		650,663
	Dewatering YD Pit	Mine Development	1,000,000	1,000,000
	U/G Mobile Equipment	Equipment	12,744,990	0	0	15,020,000	0	0	0	5,089,200	0	6,008,000	0	0	0	0	0	0	0
	U/G Dewatering	Mech/Elect				500,000
	U/G Electrical Equipment	Mech/Elect			2,382,395	2,382,395	1,588,263		1,588,263
	O/P Overburden Removal and Mobilization	O/P Development		939,500
	O/P PreProduction Ore Mining & Stockpiling	O/P Development		3,813,467
	O/P Waste Removal (2Mt in pre-production @ $2.45/t)	O/P Development		5,143,873
	Subtotal Mining		61,867,690	48,541,791	35,201,337	45,309,352	9,652,253	8,661,840	9,472,823	10,086,950	9,102,240	12,718,130	3,288,510	1,716,540	1,802,550	0	0	0	0
Process	Facilities and equipment	Mill	39,126,334	39,126,334
	Subtotal Process		39,126,334	39,126,334	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Utilities	115 kV Transmission Line Upgrade (Hydro One)	Site	10,000,000	3,800,000
	Matachewan Junction to Site	Site	1,500,000
	Site Power Distribution	Site	5,910,128	3,940,085
	Sewage Treatment System	Site		285,000
	Fuel Storage and Distribution	Site		106,702
	Subtotal Utilities		17,410,128	8,131,787	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Site Development	Hwy 566 Re-alignment	Site	2,065,848
	General Site Development	Site	2,607,806	2,607,806
	Closure	Site																	10,685,900
	Subtotal Site Development		4,673,654	2,607,806	0	0	0	0	0	0	0	0	0	0	0	0	0	0	10,685,900
Ancillary Facilities	Maintenance/Warehouse/Office	Site	3,167,463	4,751,194
	Assay Lab	Site		1,209,862
	Subtotal Ancillary Facilities		3,167,463	5,961,056	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tailings	Initial Tailings Facility	Site	3,000,000	6,546,037
	Cyanide Destruction	Site		1,085,604
	Ongoing Tailings Development	Site				6,827,400			10,675,500			11,382,650
	Subtotal Ancillary Facilities		3,000,000	7,631,641	0	6,827,400	0	0	10,675,500	0	0	11,382,650	0	0	0	0	0	0	0

	Subtotal Project Directs and Sustaining		129,245,268	112,000,415	35,201,337	52,136,752	9,652,253	8,661,840	20,148,323	10,086,950	9,102,240	24,100,780	3,288,510	1,716,540	1,802,550	0	0	0	10,685,900

Indirects	Construction Indirects (3% of Project Directs)		3,877,358	3,360,012
	Heavy and Support cranes		750,000	1,300,000
	Construction Power		1,500,000	3,000,000
	Travel Allowance		924,480	1,386,720
	Start-up and Commissioning (1% of Project Directs)		723,737	1,688,720
	Vendor Supervision (3% of Mechanical Equipment)		270,000	630,000
	EPCM (9% of Project Directs)		11,632,074	10,080,037
	Capital Spares (3% of Mechanical Equipment)			900,000
	Duties and Custom Fees (3% of Mechanical Equipment)		360,000	540,000
	Freight and Packaging (3% of Mechanical Equipment)		360,000	540,000
	Owner's Costs (3% of Project Directs)		3,877,358	3,360,012
	First Fills (2% of Mechanical Equipment)			600,000

	Subtotal Project Indirects		24,275,007	27,385,502

	17.5% Contingency		26,866,048	24,392,535

	Total Project Initial Capital		180,386,324	163,778,453
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18.13	Economic Analysis

18.13.1	Summary Results

Using a discount rate of 5%, the pre-tax Project NPV is $275 M and the IRR is 13.2%. The after-tax project NPV is $183 M with an IRR of 11.1%. The cumulative undiscounted cash flow value for the Project is $475 M and the payback period is 6.4 years.

The Project is most sensitive to metal prices, head grade and currency exchange rate, and least sensitive to operating and capital costs.

The results of the economic analysis represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

18.13.2	Valuation Methodology

The YD Project has been valued using a discounted cash flow (DCF) approach. This method of valuation requires projecting yearly cash inflows, or revenues, and subtracting yearly cash outflows such as operating costs, capital costs, royalties, and taxes. Cash flows are taken to occur at the end of each period.

The resulting net annual cash flows are discounted back to the date of valuation (i.e. 2nd quarter of 2009) and totalled, in order to determine the net present value (NPV) of the project at selected discount rates.

The internal rate of return (IRR) is expressed as the discount rate that yields a zero NPV. The payback period is the time needed to recover the capital expenditures.

This economic analysis includes sensitivities to variation in metal prices and foreign exchange.

All monetary amounts are presented in Canadian dollars (CDN$).

18.13.3	Financial Model Parameters

Resource and Mine Life

This resource will be processed at an average rate of 2.16 Mt/yr over a planned mine life of approximately 15 years.

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Metallurgical Balance

Gold and silver recoveries are set at 92.5% and 65% respectively, and precious metal contained in doré is set at 90%.

Refinery Terms

The base case incorporates the refinery terms shown in Table 18-14.

Table 18-14: Gold Doré Refinery Terms

Item	Unit		Value
Au Pay Factor	(%)		99.9
Dore Refining Charge	(CDN$/kg net weight)		16.5
Transport Charge	(CDN$/per shipment[2]	)	1,750

Metal Prices and Foreign Exchange

The following gold prices and foreign exchange rate were used:

  Gold price: USD$725/oz

  Exchange Rate (USD$/CDN$): 0.85 (i.e. USD$1 = CDN$1.18)

Operating Costs

Operating costs used for the financial analysis are averaged and shown in Table 18-15:

Table 18-15: Operating Cost Estimate

Item	Average Cost
Mining – Open-pit	$3.09/t mined
Mining - Underground	$20.74/t mill feed
Milling	$10.20/t mill feed
G&A	$2.65/t mill feed

Capital Costs

The distribution of the estimated project capital costs are as follows (refer to Section 18.12 for capital costs details):

____________________
2 Assumed on average one shipment per week, therefore 52 per year for a full year of production

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  Pre-production capital: $344 M

  Sustaining capital: $187 M

  Total project CAPEX: $531 M

Royalties

Royalty payments are calculated in function of the resources tonnage mined and the price of gold. The royalty calculations details can be found in the Matachewan Consolidated Property agreement and the Welsh agreement. The current financial model estimates the total value of royalty payments at $2.5 M.

Working Capital

No working capital allocations have been made in the current cash flow model.

Taxes

AMEC does not provide expert advice on taxation matters.

The taxes calculations are made based on the information provided by Northgate and documentation publicly available.

The YD Project will be subject to income and/or revenue taxes as follows:

  Ontario mining tax: 10%

  Ontario income tax: 10%

  Ontario capital tax: 0%

  Federal capital tax: 0%

  Federal income tax: 15%

No municipal taxes or other levies were considered in the current scope. The amount of income tax payable for the duration of the Project is $169.6 M.

Reclamation Bond

Reclamation costs of $10.7 M are used in the current model.

Financing

The base case economic analysis is based on 100% equity financing.

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Inflation

The base case economic analysis included no inflation. Capital and operating costs are expressed in 2nd quarter 2009 Canadian dollars.

18.13.4	Results of the Financial and Sensitivity Analyses

The financial analysis of the base case (USD$725/oz gold price, an exchange rate of USD$0.85=CDN$1.00 and a discount rate of 5%), showed the pre-tax project NPV to be $275 M and the internal rate of return (IRR) to be 13.2%, and the post-tax project NPV and IRR of $183 M and 11.1% respectively. The cumulative undiscounted cash flow value for the project is $475 M and the payback period is 6.4 years. See Table 18-16.

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Table 18-16: Young -Davidson Cash Flows

Year	Life of Mine	-2 year	-1 year	1 year	2 year	3 year	4 year	5 year	6 year	7 year	8 year	9 year	10 year	11 year	12 year	13 year	14 year	15 year
Open Pit Mill Feed ('000 t)	4,939			2,160	2,044	736	0
Open Pit Ore Mined ('000 t)	4,939		629	2,027	1,825	458	0
Open Pit Waste Mined ('000 t)	13,560		2,100	8,673	2,647	141	0
Open Pit Stockpile Rehandle ('000 t)	941			445	218	278	0
Total Open Pit Material Moved ('000 t)	16,400			10,833	4,691	876	0
Open Pit Gold Grade - Diluted (g/t)	1.66			1.65	1.67	1.63	0.00
Open Pit Silver Grade - Diluted (g/t)	0.00			0.00	0.00	0.00	0.00
Underground Mill Feed ('000 t)	26,209			0	116	1,404	2,160	2,160	2,160	2,160	2,160	2,160	2,160	2,160	2,160	2,160	2,160	929
Underground Waste ('000 t)	0			0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Underground ('000 t)	26,209			0	116	1,404	2,160	2,160	2,160	2,160	2,160	2,160	2,160	2,160	2,160	2,160	2,160	929
Underground Gold Grade - Diluted (g/t)	2.96			0.00	2.68	3.10	3.01	3.05	3.21	3.26	3.28	3.13	2.60	2.98	2.61	2.54	2.88	2.68
Underground Silver Grade - Diluted (g/t)	0.92			0.00	0.55	0.55	0.89	0.74	0.75	0.68	0.84	1.04	1.23	0.84	1.45	1.10	0.92	0.59
Total Mine Mill Feed ('000 t)	31,149			2,160	2,160	2,140	2,160	2,160	2,160	2,160	2,160	2,160	2,160	2,160	2,160	2,160	2,160	929
Gold Grade - Milled (g/t)	2.75			1.65	1.72	2.59	3.01	3.05	3.21	3.26	3.28	3.13	2.60	2.98	2.61	2.54	2.88	2.68
Gold Recovery (%)	92.5%			92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%
Gold Recovered (kg)	79,216			3,297	3,445	5,135	6,016	6,087	6,418	6,510	6,553	6,254	5,191	5,956	5,213	5,083	5,759	2,300
Gold Recovered (oz)	2,546,842			105,991	110,773	165,094	193,411	195,698	206,336	209,289	210,687	201,083	166,893	191,481	167,603	163,414	185,155	73,933
Silver Grade - Milled (g/t)	0.77			0.00	0.03	0.36	0.89	0.74	0.75	0.68	0.84	1.04	1.23	0.84	1.45	1.10	0.92	0.59
Silver Recovery (%)	65.0%			65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%	65.0%
Silver Recovered (kg)	15,627			0	42	498	1,256	1,037	1,051	962	1,184	1,467	1,731	1,176	2,038	1,541	1,287	356
Silver Recovered (oz)	502,411			0	1,338	16,023	40,376	33,326	33,795	30,921	38,073	47,155	55,669	37,825	65,510	49,551	41,394	11,455
Gold Price ($USD/oz)	725			725	725	725	725	725	725	725	725	725	725	725	725	725	725	725
Exchange Rate ($CAD to $USD)	0.85			0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85
Gold Price ($CAD/oz)	853			853	853	853	853	853	853	853	853	853	853	853	853	853	853	853
Silver Price ($USD/oz)	10.0			10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0
Exchange Rate ($CAD to $USD)	0.9			0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9
Silver Price ($CAD/oz)	11.8			11.8	11.8	11.8	11.8	11.8	11.8	11.8	11.8	11.8	11.8	11.8	11.8	11.8	11.8	11.8
Gold Revenue ('000 $CAD)	2,172,306			90,404	94,482	140,815	164,968	166,919	175,992	178,511	179,704	171,512	142,350	163,322	142,956	139,383	157,926	63,060
Open Pit Unit Production Cost ($CDN/t)	11.92			14.08	8.31	4.45	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Open Pit Production Cost ('000 $CDN)	50,674			30,419	16,978	3,277	0	0	0
Underground Unit Production Cost ($CDN/t)	20.74			0.00	0.00	25.22	20.15	20.34	20.88	20.60	21.13	23.49	23.10	22.41	18.41	16.99	16.56	26.15
Underground Production Cost ('000 $CDN)	543,642			0	0	35,410	43,514	43,927	45,097	44,491	45,637	50,729	49,889	48,411	39,767	36,697	35,780	24,293
Mill Unit Production Cost ($CDN/t)	10.20			10.20	10.20	10.20	10.20	10.20	10.20	10.20	10.20	10.20	10.20	10.20	10.20	10.20	10.20	10.20
Mill Production Cost ('000 $CDN)	317,718			22,032	22,032	21,826	22,032	22,032	22,032	22,032	22,032	22,032	22,032	22,032	22,032	22,032	22,032	9,476
G&A Unit Production Cost ($CDN/t)	2.65			2.54	2.54	2.54	2.54	2.54	2.54	2.54	2.54	2.54	2.54	2.54	2.54	2.54	2.54	6.18
G&A Production Cost ('000 $CDN)	83,236			5,492	5,492	5,443	5,492	5,492	5,492	5,492	5,492	5,492	5,492	5,492	5,492	5,492	5,492	5,738
Total Production Cost ('000 $CDN)	995,270			57,943	44,502	65,956	71,038	71,451	72,621	72,015	73,161	78,253	77,413	75,935	67,291	64,221	63,304	39,507
Transportation Costs ('000 $CDN)	1,320			46	49	79	102	100	103	103	107	107	96	100	102	93	98	37
Refining Costs ('000 $CDN)	4,029			151	159	248	308	305	321	323	331	324	282	303	291	272	297	114
Third Party Royalties ('000 CDN)	2,459			1,523	686	251	0	0	0	0	0	0	0	0	0	0	0	0
Silver Credit	(5,911)			0	(16)	(189)	(475)	(392)	(398)	(364)	(448)	(555)	(655)	(445)	(771)	(583)	(487)	(135)
Sub-Total Cash Cost ('000 $CDN)	997,167			59,662	45,380	66,344	70,973	71,464	72,647	72,078	73,150	78,129	77,137	75,893	66,914	64,003	63,212	39,523
Sub-Total Cash Cost ($CDN/oz)	391			563	410	402	367	365	352	344	347	389	462	396	399	392	341	535
Sub-Total Cash Cost ($USD/oz)	333			478	348	342	312	310	299	293	295	330	393	337	339	333	290	454
Operating Cash Flow Before Tax ('000 $CDN)	1,175,139			30,742	49,103	74,471	93,996	95,456	103,345	106,433	106,554	93,383	65,213	87,430	76,042	75,380	94,714	23,537
Ontario Mining Tax ('000 $CDN)	45,293			0	0	0	0	0	0	5,636	6,603	5,869	3,530	5,906	5,125	5,237	6,995	392
Federal Income Tax ('000 $CDN)	74,571			0	0	0	0	0	0	5,301	11,605	10,193	6,686	9,970	8,643	8,726	11,511	1,937
Provincial Income Tax ('000 $CDN)	49,714			0	0	0	0	0	0	3,534	7,737	6,795	4,457	6,646	5,762	5,817	7,674	1,291
Sub-Total Taxes ('000 $CDN)	169,579			0	0	0	0	0	0	14,471	25,945	22,857	14,673	22,522	19,531	19,780	26,180	3,620
Cash Flow After Tax ('000 $CDN)	1,005,560			30,742	49,103	74,471	93,996	95,456	103,345	91,963	80,609	70,526	50,540	64,908	56,511	55,600	68,534	19,917

Capital Expenditure ('000 $CDN)	520,063	180,386	163,778	35,201	52,137	9,652	8,662	20,148	10,087	9,102	24,101	3,289	1,717	1,803	0	0	0
Closure cost	10,686																	10,686
Net Project Cash flow ('000 $CDN)	474,811	-180,386	-163,778	-4,459	-3,034	64,819	85,334	75,307	93,258	82,860	56,508	67,238	48,823	63,105	56,511	55,600	68,534	9,231
Cumulative cash flow ('000 $CDN)		-180,386	-344,165	-348,624	-351,658	-286,839	-201,505	-126,198	-32,940	49,921	106,428	173,666	222,489	285,594	342,106	397,706	466,240	475,471
		0.000	0.000	1.000	1.000	1.000	1.000	1.000	1.000	0.398	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Payback	6.4
Post-tax Internal Rate of Return (IRR)	11.1%
Net Present Value (NPV @ 5%)	$182,913

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Sensitivity analyses were performed on the base case, taking into account variations in metal prices, operating cost, capital cost, foreign exchange and head grade. Results from the analyses showed that metal price and head grade have the most impact on the Project economics (Figure 18-17 and Table 18-17). Capex, opex and currency exchange rate have a lesser impact.

Figure 18-17: Sensitivity Analyses on Metal Price, Head Grade, Capex, Opex and Foreign Exchange Rate (Base Case is after-tax NPV at 5%).

Table 18-17: Sensitivity Analysis Tabulated Results (‘000 $’s)

Parameter	Base Case (NPV@5%) = 0%
	(50%)	(30%)	(10%)	0%	10%	30%	50%
Capex	348,583	282,579	216,897	182,913	148,935	77,085	3,923
				182,913			(129,0
Opex	494,890	370,100	245,309		120,518	(4,273)	64)
				182,913			636,8
Metal Price	(401,940)	(130,678)	88,191		274,719	454,990	15
				182,913			(177,0
Exchange Rate	1,093,498	572,248	284,399		96,683	(43,851)	15)
				182,913			636,5
Head Grade	(401,484)	(130,405)	88,256		274,654	454,801	05

19.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The YD property is not in production nor in development.

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20.0	INTERPRETATION AND CONCLUSIONS

20.1	Summary

The pertinent geological, mining and metallurgical data from the YD Project was reviewed to obtain a sufficient level of understanding to assess the status of the project as of the effective date of this report.

Based on the information gathered during the completion of the PFS, AMEC concludes that development of the YD Project is supported by positive economic factors.

20.2	Mineral Resources

The 2006-2008 drilling program expanded the YD Project underground resources. Northgate plans to complete the surface exploration drilling program in 2009 and is considering advancing a Feasibility Study. There remains good potential to increase the YD Project resources as syenite-hosted mineralization is open to the west, although difficult to follow through post-mineral fault off-sets and numerous dykes.

The syenite-hosted gold mineralization exhibits good gold grade continuity. The mineralization occurs generally as east-west striking, steeply south dipping, vertically attenuated lenses with local flexures and tapered flanks. The A Lens is the largest continuous lens of mineralization defined to date and is probably correlated to the UBZ. It extends laterally east-west for at least 615m by 1,230m in the vertical dimension, and reaches a 36m maximum horizontal thickness while averaging 9.4m. The UBZ achieves the greatest horizontal thickness of 70.4m at 23,645mE and 9,805mEL and averages 19.3m over its entire longitudinal projection area.

The current resource estimate is based on a US$750/oz gold price. There is potential to increase the true thicknesses in some of the resource drill hole intersections if a lower incremental cut-off grade is used in future resource estimates that are based on higher gold prices.

There is evidence that there are a number of subparallel, possibly anastomosing, generally east-west striking, alteration corridors exist that host the resource lenses defined so far. Some of these lenses may grow and merge with adjacent lenses as the results for infill drilling become available. As more information becomes available, it may be possible to correlate continuous alteration corridors using the gold assays at a low cut-off grade, the multi-element data, and other information.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

For underground, the Measured Mineral Resources as defined by NI 43-101, for the UBZ, totals 3.17 Mt at an average cut grade of 3.95g/tonne gold and 0.70 g/tonne silver containing 402,000 ounces of gold and 71,000 ounces of silver. For underground, the Indicated Mineral Resources as defined by NI 43-101, for the UBZ, LBZ, Lucky Zone, and YD Zone total 23.7 Mt at an average cut grade of 3.56g/tonne gold and 1.19g/tonne silver containing 2.72 Moz of gold and 904,000 ounces of silver. The Inferred Mineral Resources as defined by NI 43-101 for the four above mentioned underground mineralized zones total 5.95 Mt at an average cut grade of 3.40g/tonne gold and 1.13g/tonne silver containing 650,000 ounces of gold and 216,000 ounces of silver (Table 20-1).

Table 20-1: December 2008 Mineral Resource Estimate Summary

	Tonnage	Gold [1]	Silver [1]	Gold [1]	Silver[1]
Classification	(tonnes)	(g/t)	(g/t)	(ozs)	(ozs)
UG Measured Resource	3,170,000	3.95	0.7	402,000	71,000
UG Indicated Resource	23,727,000	3.56	1.19	2,719,000	904,000
UG Inferred Resources	5,950,000	3.40	1.13	650,000	216,000

Notes:
1.	Assays are cut to 20g/tonne gold and 20 g/tonne silver for all zones.
2.	Mineral Resources are estimated using an average long-term gold price of US $750 per ounce (C$806 per ounce).
3.	Underground mineralized wireframes constructed based on approximately a 1.70g/tonne gold cut-off grade, and a 1.3 g/tonne gold incremental cut-off grade and a minimum true thickness of three metres.
4.	Open Pit mineralized wireframes constructed based on approximately a 0.60g/tonne gold cut-off grade, and a minimum true thickness five metres.
5.	Resources are reported at a 2.3 g/tonne gold internal cut-off grade.
6.	Underground blocks are 15m by 15m by 7m wide while Open Pit blocks are 5m by 5m by 5m. Both block models have a percent mineralization field.
7.	3.0m equal length composites created within the mineralized wireframes.
8.	Inverse distance squared grade interpolation.
9.	Standard search radii lengths and orientations employed for each mineralized lens.
10.	A 2.69 specific gravity was used.
11.	Maptek’s Vulcan® 7.5 software was used.

Open Pit Indicated Mineral Resource as defined by NI 43-101, totals 4.9 Mt at an average cut grade of 1.7g/tonne gold and contain 270,000 ounces of gold. The Inferred Mineral Resources as defined by NI 43-101 for the Open Pit total 15,000 tonnes at an average cut grade of 1.74g/tonne gold and contain 850 ounces of gold.

Table 20-2: December 2008 Mineral Resource Estimates

Classification	Tonnage	Gold*	Contained Gold*
	(tonnes)	(g/t)	(ozs)
Total Indicated Open Pit Resources	4,955,000	1.70	270,000
Total Inferred Open Pit Resources	15,000	1.74	850

* High assays to 20 g/t Au.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

20.3	Mineral Reserves

The open pit and underground mineral reserves have an effective date of July 14, 2009 and assume a gold price of USD$725 per ounce and an exchange rate of USD$/CDN$0.85. The details are detailed in Table 20-3:

Table 20-3: Open Pit and Underground Mineral Reserve

Zone	Category	Tonnes	Gold		Silver
		(000)	Grade (g/t)	Ounces	Grade (g/t)	Ounces
Open Pit[1]	Probable	4,939	1.66	264,000	n/a	n/a
Underground[2]	Proven	3,469	3.22	359,000	0.58	65,000
	Probable	22,740	2.92	2,135,000	0.97	708,000
Total Proven and Probable Reserve		31,148	2.75	2,758,000	0.92	773,000

1

The open pit gold cut-off considers ore-based operating costs of USD$12.11/tonne (processing, G&A), a gold recovery of 91%, a USD$0.68/tonne stockpile rehandle cost and royalty costs as appropriate within the claim boundaries. A 0.62 g/tonne gold cut-off was applied within royalty free claims, 0.68 g/tonne gold cut-off and 0.69 g/tonne gold cut-off applied to claims subject to royalty agreements.

2

A 1.7 g/tonne gold cut-off grade was applied to the underground resource model for the sublevel cave and longhole shrinkage mining methods based on 15% dilution, mining costs of CDN$21.74/tonne, process costs of CDN$11.40/tonne and G&A costs of CDN$2.75/tonne and a gold recovery of 92.5%. A 2.3 g/tonne gold cut-off grade was applied to the longhole retreat mining method to account for the additional capital development and lower productivity of this mining method. A 0 g/tonne cut-off grade was used for silver.

The open pit mineral reserves have been estimated within a detailed pit design, which was based on a Lerchs-Grossman optimized pit shell generated using the cost and economic parameters shown in Footnote 1 of Table 3 above, a mining cost of $2.30/tonne mined and using inter-ramp pit slopes, which vary from 49 to 53 degrees depending on rock type and wall orientation. The cut-offs have been applied to a diluted block model and a 2% mining loss has been applied to the resulting ore tonnages.

The underground mineral reserves have been estimated within a detailed underground mine design based on the use of three bulk mining methods: 1) longhole shrinkage for 8 metre (“m”) to 40m thick ore zones at depth; 2) sublevel cave for the 20m to 40m wide near surface UBZ zone; and, 3) sublevel longitudinal retreat for 5m to 10m wide zones. The stopes will be backfilled with unconsolidated waste rock from the open pit and development except for the longhole retreat stopes in the upper levels, which will be left open in combination with rib and sill pillars. The UBZ sublevel cave zone will be connected to the open pit and waste rock backfill will be added from the pit as this zone is mined.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Stope designs were developed according to the cut-off grade criteria and applicable mining methods. Internal dilution, below the cut-off grades, contained within the stope designs, is 5.1%. Mining recovery and external dilution factors were applied to the mineral resources contained within the stope shapes and varied by mining method, resource geometry and geotechnical considerations. The resulting average external dilution is 14.9%, for an overall internal and external dilution of 20%.

20.4	Mine Development and Mine Plan

With regards to the proposed open pit operation, AMEC concludes that:

  The near surface resources will be mined by a single open pit, which will have a three year life following a six month pre production period. The mine plan is based on the Indicated mineral resources contained in the pit design, which was based on a US$725/oz gold Lerchs-Grossmann optimized pit shell. The open pit will deliver 4.9 Mt of probable ore at a gold grade of 1.66 g/tonne Au, at a strip ratio of 2.75:1.

  A historical open stope exists at the east end of the proposed pit design. In order to remove the safety risks of working near an open stope, and to minimize dilution and mining loss, the stope will be filled with waste rock early in the mine life. The waste rock will be mined out as part of regular bench mining activities.

  Due to the short life, a specialist mining contractor will be retained to perform all the mining activities. The contract will be all inclusive with the contractor supplying all the required manpower, mining equipment, support equipment and infrastructure facilities to meet the scheduled mining rates. This will include ore crushing, crushed ore tramming to the pit ore feed bin and pit surface water management. Northgate will provide technical staff for mine planning, geology, ore control, production reporting and mine contractor management.

With regards to the proposed underground operation, AMEC concludes that:

  The deposit is suitable for underground mining with high productivity, low operating costs underground bulk mining methods including longhole shrinkage for 8m to 40m thick ore zones at depth, sublevel cave for the 20m to 40m wide near surface UBZ zone, and sublevel longitudinal retreat for 5m to 10m wide zones.

  The deposit and mine as planned mine can sustain an underground mining rate of 6,000 t/d over most of the mine life

  The underground Mineral Reserve is based on the measured and indicated Mineral Resources contained within the stopes in the mine plan. The underground Mineral Reserves are estimated to be 26.21Mt at a grade of 2.96 g/tonne gold and 0.92 g/tonne silver

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20.5	Metallurgy and Processing

AMEC reviewed Phase III testwork program and is satisfied that the sampling, compositing and testwork on coarse assay reject material generated by the assay laboratories during the preparation of drill core for assaying is satisfactory for this level of study. The individual samples were combined to form hole composites, Zone composites, and Master composites for use in the Phase III test program.

AMEC concludes that the test program was appropriate for the current level of study and achieved recovery values of 92.5% for grades of 3.0 g/tonne gold.

The final product will be doré bars. The grade of the doré is estimated to be a total of 90% precious metal.

20.6	Environmental Considerations

Northgate has demonstrated a positive approach to environmental management at the YD Project. They have been proactive in initiating environmental baseline investigations and environmental approvals processes in a timely manner to ensure proper Project planning. A number of environmental approvals remain valid from the late 1990's when the site was previously explored. These have been amended by Northgate as needed to support advanced exploration activities.

Additional provincial and federal environmental approvals will be required to construct, operate and close the new mine. The regulatory agencies and public have, in general, been supportive of redevelopment of this brownfield site and environmental approvals are expected to be able to be obtained in a timely manner.

20.7	Cost Estimates and Financial Analysis

AMEC concludes that operating and capital costs estimated for this PFS are within the level of accuracy expected for this type of study.

The financial analysis, using a discount rate of 5%, showed the after-tax project NPV to be $183 M and the IRR to be 11.1%. The cumulative undiscounted cash flow value for the project is $475 M and the payback period is 6.4 years. AMEC concludes that development of the YD Project is supported by positive economic factors.

The project is most sensitive to metal prices, head grade and currency exchange, and least sensitive to operating and capital costs.

The results of the economic analysis represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

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21.0	RECOMMENDATIONS

21.1	Geology and Resource

Northgate has determined the following work is warranted:

Continue the surface drilling and surface exploration program. This includes the following activities:

  Continue data verification and validation program on drill holes that support Open Pit and UBZ resources, particularly in reference to underground workings surveying.

  Review the capping levels prior to the next resource estimate.

  As new data become available, carry out trend analysis work including grade, thickness, and grade-times-thickness contouring on longitudinal projections, and geostatistical studies to determine possible plunge orientations and ranges of continuity for each lens.

  Continue to refine the diabase wireframes. An area has been identified that suggests a refined interpretation could add resource tonnes in the LBZ U Lens.

  Construct updated wireframes for the main rock types.

  Try to correlate continuous alteration corridors using the gold assays at a low cut- off grade, the multi-element data, and other information.

  Continue to carry out detailed structural mapping of surface outcrops, pits and underground workings.

  Investigate the grade, distribution and metallurgical characteristics of the tungsten rich areas.

  Continue exploration on the property as this is a significant sized gold system that is incompletely explored.

The approximate cost for resource recommended work amounts to $1.95 M.

21.2	Mining

With regards to the proposed open pit operation, AMEC recommends:

  Review and update of mining dilution and mining loss estimates during feasibility mine planning.

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  Prepare detailed geotechnical design of individual structural domains for use in feasibility pit design. Pit optimization and pit design will be revisited as required based on the results of this analysis.

  Investigate incorporating a two phase mining approach to better distribute the waste quantities mined from year to year.

  Obtain updated contractor quotations for contract mining.

With regards to the proposed underground operation, AMEC recommends:

Mining Methods:

  During the Feasibility Study each LR2 stope should be carefully re-evaluated to ensure it is economic considering capital as well as direct operating costs.

Rock Mechanics:

  Current evaluations are based primarily on empirical analyses and experience at other operations, and will require further study using numerical modelling including detailed evaluation of ore zone sequencing, pillar stability, ore/waste mixing and draw control, and analysis of supplemental exploration holes for feasibility level design.

  The void in the MCM large open stope should be backfilled with unconsolidated waste rock before the UBZ SLC is commenced. Filling of the void is also recommended as a precaution against premature caving to surface during operation of the open pit.

  Further evaluations and numerical modelling should be conducted to assess the interaction of the UBZ with the pit. In addition, an evaluation of the exploration holes in the region, should be performed for the feasibility study, to identify better the potential for caving to initiate without the requirement of blasting, and presents an operational opportunity.

  For the shrinkage stoping method with barriers pillars (LHS1), the following recommendations are provided:

  The stability of barrier pillars should be evaluated in greater detail through numerical stress modelling.

  Evaluation of hanging wall stability has been assessed on average conditions encountered primarily from the underground ore exposure on the 6 level, and further evaluation of the geotechnical holes complemented with information from the exploration holes needs to be performed to assess the rock mass conditions of other zones, which may impact on local stope dilution especially where dykes intersect the ore zones.

Project No. 158985 August 2008	Page 21-2

YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

  The current stope height of 180 m present some risks with the potential of short circuiting of waste material from adjacent mined stopes, and the potential to limit lift heights to 60 m should be evaluated.

  Evaluation at this stage has not been made of parallel ore lenses and will require a review of the sequencing, to determine this viability or preferential sequencing of some zones.

  As the stopes will not be open and pillars are expected to fail using a CMS to determine actual stope configuration will not be possible, thus it will be important to develop a comprehensive monitoring strategy incorporating displacement and microseismic monitoring systems. This would be done during construction,

  Incorporation of a microseismic system for monitoring any potential failure in LHS2 stopes is recommended.

  Cable bolt support of the back and hanging wall at the sill level in LHS2 stopes is recommended in order to add local stability to the sill and immediate hanging wall to reduce progressive sloughing, as the largest LHS2 stope in this region will take 3 years to mine.

  For the feasibility study numerical stress modelling is recommended to assess the potential effectiveness of the arch and evaluate the stability of the sill pillars.

  Confirmation of the stress field is performed by in situ stress measurements using overcoring techniques in the ramp.

  Evaluation of the mining sequence using numerical stress modelling for LR1 Avoca, is recommended to determine potential induced stress concentrations, and areas that may require increase ground support, and assess the sequencing of parallel ore lenses.

Shaft

  For the PFS, costing was done on the basis of a 6.5 m diameter shaft, however, it is recommended that this be reviewed and optimized during the Feasibility Study.

  The use of MCM #3 shaft for hoisting of ore should be investigated during the Feasibility Study.

Project No. 158985 August 2008	Page 21-3

YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

  During the Feasibility Study, it is recommended that the installation of a fuel delivery system to underground through a pipeline be evaluated.

21.3	Metallurgy and Processing

AMEC recommends completing the following tasks prior to finalizing a Feasibility Study:

  Complete grinding circuit simulations using calibrated model for pilot plant indications using Kemess ball mill dimensions as equipment and for various ore blends, to establish operating conditions and grate discharge preliminary design.

  Integrate cyclone simulations with grinding simulations to confirm average/design circulating load.

21.4	Environmental Considerations

AMEC recommends the following:

  Continuation of the environmental approval process for long lead approvals as information becomes available, including provincial Environmental Assessments; and diligent tracking of other environmental approvals in relation to engineering and construction schedule.

  Continuation of public and First Nations consultation activities.

Project No. 158985 August 2008	Page 21-4

YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

22.0	DATE AND SIGNATURE PAGE

The undersigned prepared this technical report titled “Preliminary Feasibility Study NI 43-101 Technical Report on the Young Davidson Property, Matachewan, Canada”. The effective date of this Technical report is 14 July 2009.

Signed,

“signed and sealed”

Gary Taylor, P. Eng.	AMEC Americas Limited
301 – 121 Research Drive
Saskatoon SK, S7N 1K2
Canada

“signed and sealed”

Jay C. Melnyk, P. Eng.	AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver BC, V6B 5W3
Canada

“signed and sealed”

Lionel Magumbe, P. Eng.	AMEC Americas Limited
2020 Winston Park Drive, Suite 700
Oakville Ontario, L6H 6X7
Canada
“signed and sealed”

Carl Edmunds, M.Sc.,	Northgate Minerals Corporation
P.Geo.	406-815 Hornby St.
Vancouver BC, V6Z 2E6
Canada
“signed and sealed”

Sheila Daniel, P.Geo	AMEC Earth and Environmental
160 Traders Blvd East, Suite 110,
Mississauga Ontario, L4Z 3K7
Canada

Project No. 158985 August 2008	Page 22-1

YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

23.0	REFERENCES

AMEC, 2008, NI 43-101 Technical Report and Preliminary Assessment of the Young- Davidson Property, Matachewan, Canada, April 1, 2009. Technical Report prepared for Northgate Minerals Corporation by P. Rocque, W. Hamilton, A. Simon, R. Welyhorsky, and S. Daniel.

Brisban, D., and Van Hees, E., 1982, Geochemical Survey, Matachewan Project, Pamour Porcupine Mines Limited Exploration Department Report: Ontario Geological Survey Assessment File Number KL2174.

CIM, 2004, CIM Definition Standards on Mineral Resources and Mineral Reserves, Prepared by CIM Standing Committee on Reserve Definitions, Adopted by CIM Council, November 14, 2004.

CIM, 2000, CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines, CIM Bulletin Vol. 93, No. 1044, October 2000.

CIM, 1996, CIM Mineral Resource/Reserve Classification: Categories, Definitions and Guidelines, CIM Bulletin CIM Bulletin Vol. 89, No. 1003, September 1996.

Corfu and Andrews, 1986. A U-Pb Age for Mineralized Nipissing Diabase, Gowganda, Canadian Journal of Earth Sciences, v. 23, p. 107-109

Corfu, F., Krogh, T.E., Kwok, Y.Y., Marmont, S., and Jensen, L., 1989, U-Pb Zircon Geochronology in the Southwestern Abitibi Greenstone Belt, Superior Province, Canadian Journal of Earth Sciences 26, p. 1747-1763.

CIM, 2004. CIM Definition Standards on Mineral Resources and Reserves, Prepared by the CIM Standing Committee on Reserve Definitions.

Dana, E.S. and Ford, W.E., 1958; Dana’s Textbook of Mineralogy With an Extended Treatise on Crystallography and Physical Mineralogy, Fourth Edition, November 1958.

Derry, D.R., Hopper, C.H., and McGowan, H.S., 1948, Matachewan Consolidated Mine in Structural Geology of Canadian Ore Deposits: CIMM Jubilee Volume I, p 638- 643.

DJB Consultants, Inc. Project No. D000067, January 2008. Assessment of Kemess Grinding Mills in Single-Stage Autogenous Grinding Mode Final Report.

Edmunds, Carl, 2007, Young-Davidson Regional, Local and Property Geology, January, 2007., 5 p.

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YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Edmunds, Carl, 2008. Technical Report on the Underground Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario. NI 43-101 Report filed on SEDAR.

Esson, D.W., 1980, Report on Potential Ore Reserves and Exploration/Development Program Central and Main Ore Zones, Young-Davidson Property, Matachewan, Ontario, Pamour Porcupine Mines, Limited, April 1980.

Esson, D.W., 1980, Report on Boundary Ore Zone, Young-Davidson and Matachewan Consolidated Mines Property, Matachewan, Ontario, Pamour Porcupine Mines, Limited, May 1980.

Evans, L., 2006, Technical Report on the Lower Boundary Zone, Lucky Zone, and Lower YD Zone Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario. Prepared For Northgate Minerals Corporation Scott-Wilson RPA

Evans, L., 2008, January 2008 Young-Davidson Resource Estimate Review. Internal Memo for Northgate Minerals Corporation Scott-Wilson RPA

Fairbairn, H. W., Hurley, P. M., Card, K. D., and Knight, C. J., 1969, Correlation of Radiometric Ages of Nipissing Diabase and Metasediments with Proterozoic Orogenic Events in Ontario, Canadian Journal of Earth Sciences, v. 6, p. 489-497.

Giroux, G.H., Young-Davidson – Data Review, Memorandum on Preliminary Variography Review Dated December 6, 2005.

Golder Associates, 1996. Preliminary Slope Design for proposed Matachewan Open Pit, Report 961-1707, March 1996.

Gryba, C., and Esson, D.W., Feasibility Study of Young-Davidson and Matachewan Consolidated Mines, Pamour Porcupine Mines, Limited, September 1980.

Heaman, L.M., 1988, A Precise U-Pb Zircon Age for a Hearst Dyke, Geological Association of Canada V13:A53.

JORC, 1996, Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves, Report of the Joint Committee of the Austalasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, Joint Ore Reserves Committee (JORC).

J.R. Goode and Associates, April 29, 2009. Young-Davidson Project – Assessment of Phase III Metallurgical Data.

Project No. 158985 August 2008	Page 23-2

YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Knight Piesold 2006. Northgate Minerals Corporation, Young-Davidson Project, 2006 Environmental Studies. Ref. No. NB102-00255/1-5. January 26, 2007.

Knight Piesold, 2006; Northgate Minerals, 2006; Royal Oak Mines, 1997; Royal Oak Mines, 2008).

Konst, Ron, 2008a. Matachewan Gold Project 2006-2007 Drilling Program Sample Preparation and Analytical Quality Assurance Protocols. Internal document prepared for Northgate Minerals Corporation.

Konst, Ron, 2006, Young-Davidson Project 2006 Drilling Program Sample Preparation and Analytical Quality Assurance Report as of September 25.

Konst, Ron, 2008, Young-Davidson Project 2007 Data Audit. Internal Memo Jan 21 2008.

Konst, Ron, 2009, Young-Davidson Project 2008 Data Audit. Internal Memo In prep Jan 2009.

Konst, Ron, 2006, Young-Davidson Project 2007 Drilling Program Sample Preparation and Analytical Quality Assurance Report as of December 20 2007

Lambert, Gérard, 2002a, 1519864 Ontario Limited, Kirnova Management, Matachewan Property, Powell and Cairo Townships, N.E. Ontario, Matachewan area, N.T.S. 41P/15, Long 80 40’W, Lat 47 57’N, Report on Induced polarization Surveys, September 30, 2002, p.13, appended pseudo-sections and 2 plans scale 1”=400ft: Unpublished Internal Company Document.

Lovell, H.L., 1967, Geology of the Matachewan Area: ODM Geological Report 51, 55 p.

MERQ–OGS, 1983, Lithostratigraphic map of the Abitibi Subprovince: Ontario Geological Survey / Ministère de l’Énergie et des Ressources, Québec, Map 2484/ DV83-16 Scale 1:500 000.

Metso Minerals; Test Plant Report No. 77128-Report No. 3, September 3&4 2008. Jar Mill Testing for Vertimill Sizing and Stirred Mill Detritor(SMD) Testing.

Micon, 2004, Technical Report on the Mineral Resource Estimate for the Matachewan Property Powell, Cairo & Yarrow Townships Larder Lake Mining Division, Ontario, Canada. Project NTS 41 P/15. NI 43-101 Technical Report prepared by Micon International Limited for Northgate Mineral Corporation, August 2004.

Project No. 158985 August 2008	Page 23-3

YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

North, H.H., and Allen, C.C., 1948, Young-Davidson Mine in Structural Geology of Canadian Ore Deposits: CIMM Jubilee Volume I, p 633-637.

Northgate Minerals. Advanced Exploration Amended Closure Plan, Prepared by Knight Piesold Ltd. for Northgate Minerals. Ref. No. NB102-00255/1-1. August 1, 2006.

Northgate Minerals. Matachewan Consolidated Property – Royalty Agreement, June 2000.

Northgate Minerals. Welsh Property – Royalty Agreement, 1986.

Northgate Minerals Corporation, Project Alex Property, Property Interests and Royalty Agreement - Matachewan Consolidated Property, Royalty Agreement between Pamour Porcupine Mines Limited and Matachewan Consolidated Mines Limited. Dated June 1,1979 and amended on July 9, 1981, December 13, 1984 and April 27,1988 and extended on June 13, 2000.

Northgate Minerals Corporation, Project Alex Property, Property Interests and Royalty Agreement - Welsh Property, Royalty Agreement between Pamour Porcupine Mines Limited and George S. Welsh. Dated April 26, 1979 and amended on March 11, 1986.

Outotec; December 2008. TH-0456-A High Rate Thickening of a Flotation Concentrate and Tailings.

Outotec; December 2008. TH-0456-B High Rate Thickening of a Flotation Concentrate and Tailings.

Panterra Geoservices Inc., 2003, Structural Study of the Surface Outcrops of the Matachewan Consolidated Mine, Powell Township, Ontario, Prepared for Young-Davidson Mines, Limited, by David A. Rhys, December 17, 2003.

Powell, W.G., Kilbourne, M.W., and Hodgson, C.J., 1991, Gold-Related Geology of the Matachewan Camp in Archean Gold Deposits of the Matachewan-Kirkland Lake-Larder Lake Area: Soc. Econ. Geol. Guidebook series, Volume 2, Lovell, H.L., Robinson, D.R., and Guindon, D.L., eds., p 72-88.

R.J. Longley et al Minerals Engineering 16 (2003) 41 1-419.

Robert, Francois, 2004. Syenite-associated disseminated gold deposits in the Abitibi greenstone belt, Canada. Mineralium Deposita, Volume 36, Number 6 / September, 2001.

Project No. 158985 August 2008	Page 23-4

YOUNG DAVIDSON PROPERTY MATACHEWAN, CANADA NI 43-101 TECHNICAL REPORT

Royal Oak Mines Inc., 1997a, Comprehensive Study Report and Environmental Impact Statement: Unpublished Document prepared for submission to regulatory agencies, Volumes I, II and III.

Royal Oak Mines Inc., 1997b, Feasibility Study Update – May 1997: Unpublished Internal Company Document.

Skeeles, Brad E., J., 1989, Open Pit Potential for the Matachewan Deposit (a Pre-Feasibility Report): Unpublished Internal Company Document, 44 p.

Sinclair, W.D., 1980, Gold Deposits of the Matachewan Area, Ontario in Geology of Canadian Gold Deposits: CIMM Spec. Volume 24, Hodder, R.W., and Petruk, W., eds., p 83-93.

SGS Lakefield, April 16, 2007. Grindability Characterisation of Samples from the Young and Davidson Deposit –Project 11497-001.

SGS Lakefield, February 26, 2009. An Investigation into the Recovery of Gold and Silver from the Young and Davidson Deposit- Project 11497-003.

SME - Underground Mining Methods, Chapter 44, 2001. Sublevel Cave Mining Update at INCO’s Stobie Mine, Harvey Buksa.

SRK Consulting (Canada) Inc., 2006, Scoping Study Report on the Young-Davidson Gold Project, Ontario, Report Prepared for Young-Davidson Mines, Limited by Ken Reipas and T. Rannelli, April 2006.

SWRPA, 2007. Technical Report of the Lower Boundary Zone, LuckyZone, and Lower YD Zone Mineral Resource Estimates, Young-Davidson Property, Mathewan, Ontario. NI 43-101 report prepared by Scott Wilson Roscoe Postle Associates Inc. for Northgate Minerals Corporation, January 12, 2007.

Project No. 158985 August 2008	Page 23-5

A P P E N D I X A

Technical Report on Underground And Open Pit Mineral Resource Estimates,
Young-Davidson Property, Matachewan, Ontario

TABLE 25-1 COMPOSITE CONTROL INTERVALS
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
YD129	UG	A	35.1	132.6	97.5	3.309	0.0	0	22843	9821
YD08-78	UG	A	844.0	872.1	28.1	7.896	5.0	17	22728	9547
YD07-53	UG	A	1405.2	1486.0	80.8	2.622	2.7	66	23115	9033
YD07-56A	UG	A	1116.8	1171.2	54.4	3.570	3.0	74	23254	9310
YD08-59A	UG	A	1310.0	1348.5	38.5	4.971	3.3	30	23025	9175
YD06-21	UG	A	1260.9	1306.1	45.2	3.887	3.8	119	22791	9174
YD06-21A	UG	A	1238.4	1277.4	39.0	3.367	3.0	66	22806	9222
R-06	UG	A	261.0	307.5	46.5	2.817	1.9	56	23240	9974
YD90-32	UG	A	655.0	697.1	42.1	3.046	1.7	0	22872	9683
YD90-22x	UG	A	919.9	939.4	19.5	6.418	5.8	0	23223	9461
YD07-34	UG	A	850.1	870.7	20.5	5.729	4.1	11	22787	9553
R-02	UG	A	216.0	245.5	29.5	3.982	1.8	105	23187	10025
YD06-29	UG	A	1225.2	1253.6	28.4	4.081	2.5	2	23151	9388
YD08-82	UG	A	829.2	834.8	5.6	20.135	0.0	0	23204	9556
YD06-23	UG	A	901.6	932.7	31.1	3.564	2.7	1	22825	9504
YD06-17	UG	A	1052.8	1088.1	35.4	2.595	2.4	7	22852	9359
YD07-33E	UG	A	1359.3	1389.0	29.7	2.900	2.5	13	23252	9120
YD07-57	UG	A	858.0	877.2	19.2	4.445	3.7	0	22981	9535
YD128	UG	A	47.2	101.8	54.6	1.547	0.0	0	22828	9848
YD06-26	UG	A	1258.5	1289.6	31.1	2.664	2.4	190	22755	9175
YD08-68	UG	A	210.5	217.4	6.9	11.544	1.4	39	22954	10124
YD130	UG	A	0.0	30.5	30.5	2.571	0.0	0	22820	9949
YD07-45A	UG	A	1041.3	1065.2	23.9	3.231	2.2	224	23253	9372
YD06-17B	UG	A	1119.4	1154.9	35.5	2.098	1.9	1	22949	9303
YD07-50	UG	A	1045.6	1070.2	24.6	2.993	3.6	5	22761	9400
YD06-16C	UG	A	1317.5	1339.4	21.9	3.146	3.5	22	23251	9210
YD07-45	UG	A	1086.6	1102.5	15.9	4.299	2.7	2	23300	9323
YD06-10	UG	A	500.2	509.6	9.5	7.202	4.1	1	23251	9939
YD08-63C	UG	A	1124.9	1135.2	10.3	6.521	5.2	103	23071	9361
YD08-20F	UG	A	1337.0	1371.5	34.5	1.936	0.0	0	23418	9089
YD71	UG	A	50.3	76.2	25.9	2.542	0.0	0	22826	9888
YD07-55	UG	A	549.4	565.0	15.6	4.116	2.1	17	22811	9806
YD90-23	UG	A	727.4	745.8	18.4	3.283	1.4	67	22912	9634
YD08-63B	UG	A	1192.9	1218.0	25.1	2.309	3.0	123	23085	9271
YD07-36	UG	A	879.0	894.0	15.0	3.640	0.4	0	23019	9502
YD08-53C	UG	A	1332.5	1360.5	28.0	1.899	2.8	10	23080	9163
YD08-53B	UG	A	1326.2	1357.8	31.6	1.676	1.5	0	23030	9162
YR-45	UG	A	47.3	60.2	12.9	4.031	3.3	108	23359	10043
YD07-41	UG	A	958.9	972.3	13.4	3.642	1.8	0	23241	9460
YD07-56	UG	A	1082.5	1108.3	25.8	1.881	2.3	6	23255	9371
YD07-54	UG	A	367.5	384.0	16.5	2.892	0.9	11	22809	9981
YD06-27	UG	A	971.1	982.4	11.3	3.734	3.3	374	23078	9423
YD08-53E	UG	A	1373.0	1394.0	21.0	2.006	0.0	0	23194	9155
YD06-28	UG	A	996.4	1017.4	21.0	1.904	1.0	0	23163	9406
R-03A	UG	A	178.5	199.5	21.0	1.885	3.8	105	23219	10075
YD90-07	UG	A	683.8	703.2	19.4	1.951	0.0	0	22853	9660
TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 2 OF 18)
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
YD08-59	UG	A	1396.0	1407.5	11.5	3.008	4.0	9	22988	9061
YD08-63	UG	A	1167.3	1179.8	12.5	2.757	3.8	12	23046	9295
YD06-16	UG	A	1482.2	1498.1	15.9	2.068	1.8	13	23191	8978

1-1

YD07-33B	UG	A	1396.5	1410.0	13.5	2.377	1.0	3	23255	9083
YD08-81	UG	A	1178.0	1186.3	8.3	3.730	0.0	0	22757	9305
YD08-69	UG	A	301.1	312.5	11.4	2.617	1.0	29	22917	10038
YD07-33D	UG	A	1359.0	1370.6	11.6	2.336	2.2	8	23317	9148
YD08-60	UG	A	387.1	396.0	8.9	2.938	1.2	15	23165	9974
YD07-52	UG	A	648.1	659.7	11.6	2.220	1.1	95	22787	9728
YD90-34	UG	A	691.6	697.1	5.5	4.597	2.3	0	22921	9690
YD06-31	UG	A	1226.8	1234.4	7.6	3.263	2.6	16	22920	9246
YD06-16A	UG	A	1347.0	1351.5	4.5	5.547	4.2	0	23273	9228
YD08-73	UG	A	345.5	358.5	13.0	1.878	0.5	39	22929	9982
YD89-07	UG	A	335.9	343.1	7.3	2.738	0.0	0	23342	10017
YD72	UG	A	40.5	46.9	6.4	2.628	0.0	0	22853	9888
YD06-19	UG	A	417.2	424.0	6.8	2.433	0.7	0	22982	9980
YD07-58	UG	A	979.7	984.0	4.3	3.578	2.4	0	23118	9403
YD07-43	UG	A	815.8	819.1	3.3	4.638	1.9	0	23252	9651
R-05	UG	A	210.0	217.5	7.5	2.019	1.8	14	23233	10040
YD08-78A	UG	A	764.1	768.8	4.7	2.992	2.2	10	22774	9641
YD08-80	UG	A	478.5	483.0	4.5	2.553	0.9	20	22913	9956
YD06-14	UG	A	332.2	336.8	4.6	2.438	1.3	3	23178	10071
YD07-33A	UG	A	1492.5	1497.0	4.5	2.373	4.0	0	23245	8968
YD06-25	UG	A	947.7	951.5	3.9	2.718	1.9	4	22977	9452
YD08-59D	UG	A	1337.7	1343.2	5.5	1.854	0.0	0	22901	9135
YD06-20D	UG	A	1314.1	1318.0	3.9	2.158	0.9	0	23468	9123
YD07-53A	UG	A	1514.6	1518.8	4.2	1.874	2.2	5	23239	9004
YD90-02	UG	A	354.4	358.8	4.3	1.545	0.0	0	23300	10009
YD06-22	UG	A	911.4	915.0	3.6	1.612	0.8	10	22870	9496
YD90-07	UG	B	607.2	637.3	30.2	3.570	0.0	0	22847	9728
YD90-21	UG	B	703.0	721.5	18.4	5.553	3.6	0	22816	9654
YD90-28	UG	B	619.8	626.4	6.5	8.718	0.0	0	22946	9729
YD72	UG	B	55.5	77.4	22.0	2.466	0.0	0	22839	9888
YD06-17	UG	B	940.5	954.9	14.4	2.840	2.9	0	22837	9467
YD07-35	UG	B	695.3	708.3	13.0	2.591	2.0	84	22940	9696
YD90-23	UG	B	621.8	627.0	5.2	5.810	0.0	0	22899	9737
YD08-69	UG	B	268.5	277.0	8.5	2.993	0.2	2	22915	10068
YD06-17B	UG	B	981.5	989.2	7.7	2.749	2.1	4	22902	9434
YD07-57	UG	B	744.7	756.5	11.8	1.803	2.6	42	22954	9637
YD06-31	UG	B	1089.9	1097.6	7.7	2.654	2.1	0	22887	9360
YD07-34	UG	B	794.3	806.5	12.2	1.597	0.8	15	22774	9604
YD06-24	UG	B	851.9	858.0	6.1	2.576	2.3	0	22877	9534
YD90-34	UG	B	573.3	579.9	6.6	2.011	0.0	0	22920	9794
YD08-73	UG	B	315.3	323.7	8.4	1.554	0.9	20	22927	10013
YD08-81	UG	B	1079.2	1086.1	6.9	1.861	0.0	0	22730	9381
YD08-59	UG	B	1180.5	1186.5	6.0	2.086	0.0	0	22947	9246
YD07-52	UG	B	611.3	615.8	4.5	2.027	0.9	33	22782	9763
YD07-50	UG	B	971.5	977.5	6.0	1.515	1.1	10	22743	9469
TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 3 OF 18)
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
YD06-22	UG	B	812.7	816.9	4.2	1.860	4.0	0	22858	9580
YD71	UG	B	93.0	96.0	3.1	2.308	0.0	0	22799	9888
YD06-23	UG	B	827.8	832.4	4.6	1.429	1.5	0	22806	9579
YD08-69	UG	C	230.5	259.0	28.5	2.500	0.1	3	22915	10094
YD07-34	UG	C	810.1	822.7	12.5	2.892	2.3	18	22778	9590
YD06-17B	UG	C	1006.0	1012.2	6.3	5.707	4.4	0	22908	9413
YD06-24	UG	C	876.9	884.5	7.6	3.588	3.2	0	22880	9511

1-2

YD08-81	UG	C	1105.0	1110.0	5.0	2.880	0.0	0	22737	9362
YD90-34	UG	C	643.1	648.3	5.2	2.635	0.0	0	22921	9733
YD07-57	UG	C	762.5	770.3	7.8	1.649	1.6	19	22957	9623
YD72	UG	C	46.9	53.0	6.1	1.973	0.0	0	22850	9888
YD06-22	UG	C	831.5	840.3	8.8	1.310	1.7	42	22860	9561
YD06-17	UG	C	1001.3	1007.4	6.1	1.864	1.5	0	22844	9417
YD90-07	UG	C	646.5	649.8	3.4	2.940	0.0	0	22849	9703
YD90-21	UG	C	722.4	727.6	5.2	1.810	0.4	4	22818	9643
YD08-78A	UG	C	716.1	720.2	4.1	2.203	0.5	14	22763	9682
YD07-52	UG	C	626.0	630.5	4.5	1.333	0.4	10	22784	9750
YD06-24	UG	F	805.3	815.0	9.8	4.533	1.8	0	22873	9574
YD90-28	UG	F	592.5	604.4	11.9	3.292	2.1	111	22945	9753
YD90-34	UG	F	551.7	559.3	7.6	3.481	1.7	0	22920	9813
YD07-35	UG	F	680.3	687.8	7.5	3.293	1.8	352	22937	9711
YD06-31	UG	F	1065.9	1075.0	9.1	1.945	1.7	0	22882	9380
YD06-17B	UG	F	966.9	972.8	5.9	3.012	1.8	0	22897	9447
YD07-36	UG	F	711.6	714.8	3.2	4.632	3.5	0	22997	9656
YD90-23	UG	F	589.5	596.5	7.0	1.867	0.0	0	22895	9765
YD06-25	UG	F	808.2	815.3	7.2	1.660	1.7	0	22962	9577
YD90-21	UG	F	683.4	687.9	4.6	2.335	0.0	0	22813	9678
YD07-57	UG	F	728.4	735.0	6.6	1.586	1.0	48	22950	9654
YD06-17	UG	F	922.0	924.8	2.7	1.410	0.9	0	22835	9488
YD114	UG	FF	5.8	50.6	44.8	2.880	0.0	0	22957	9951
YD08-73	UG	FF	423.0	454.5	31.5	3.166	1.2	50	22935	9900
YD116	UG	FF	0.0	28.4	28.4	2.570	0.0	0	22940	9951
YD9599	UG	FF	259.7	281.3	21.6	3.304	0.0	0	22990	10104
YD9598	UG	FF	146.6	153.9	7.3	9.516	0.0	11	22983	10205
YD06-19	UG	FF	459.9	465.4	5.5	11.663	2.3	0	22984	9947
YD90-07	UG	FF	713.2	727.3	14.0	4.467	1.8	0	22856	9634
YD9597	UG	FF	117.7	129.2	11.6	3.982	1.1	30	22988	10242
YD92	UG	FF	64.0	78.0	14.0	3.060	0.0	0	22968	10254
YD08-69	UG	FF	374.0	388.1	14.1	2.854	1.2	11	22921	9973
YD08-70A	UG	FF	186.5	196.7	10.2	3.500	1.3	36	22973	10149
YD75	UG	FF	7.6	16.5	8.8	4.020	0.0	0	22878	9888
YD08-80	UG	FF	374.5	385.0	10.5	2.588	1.8	77	22911	10035
YD96115	UG	FF	136.6	145.7	9.1	2.582	0.3	10	23074	10244
YD08-68	UG	FF	304.6	313.0	8.4	2.491	0.8	12	22954	10037
YD9592	UG	FF	130.5	138.1	7.6	2.623	0.0	0	23048	10244
BM2U	UG	FF	56.4	60.5	4.2	3.888	0.0	0	22960	10254
YD07-55	UG	FF	623.0	630.0	7.0	2.228	1.5	14	22815	9741
TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 4 OF 18)
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
YD9595	UG	FF	251.2	257.6	6.4	2.007	0.0	0	23052	10102
YD96124	UG	FF	113.7	119.8	6.1	1.872	0.0	0	22964	10247
YD90-32	UG	FF	721.3	725.4	4.1	2.157	0.0	0	22874	9639
YD108	UG	FF	23.0	26.8	3.8	2.256	0.0	0	22997	9951
YD96120	UG	FF	156.4	162.5	6.1	1.349	0.0	0	23031	10226
YD115	UG	FF	47.2	50.3	3.1	2.057	0.0	0	22938	9880
YD117	UG	FF	30.5	33.5	3.1	1.717	0.0	0	22956	9880
YD112	UG	FF	8.7	13.9	5.3	0.030	0.0	0	22981	9951
YD08-63B	UG	H	1237.5	1248.0	10.5	2.739	1.6	10	23091	9239
YD08-63	UG	H	1222.8	1229.1	6.3	3.691	2.8	10	23050	9251
YD08-63C	UG	H	1167.2	1178.2	11.0	1.665	0.0	0	23078	9327
YD08-53C	UG	H	1398.5	1409.0	10.5	1.743	3.3	4	23091	9119

1-3

YD08-59	UG	H	1430.5	1434.6	4.1	3.309	2.4	0	22995	9036
YD08-53E	UG	H	1397.0	1402.7	5.7	1.923	0.0	0	23199	9143
YD06-27	UG	H	1011.9	1016.5	4.6	1.443	0.5	0	23086	9390
YD08-53B	UG	H	1365.0	1368.0	3.0	1.895	0.0	0	23031	9143
YD08-64	UG	H	725.5	728.8	3.3	1.677	1.8	17	23148	9655
YD90-15	UG	NN	548.3	578.7	30.3	3.817	1.2	10	23113	9806
YD90-19	UG	NN	390.5	406.0	15.5	3.146	0.0	0	23117	9943
YD90-31	UG	NN	504.8	524.5	19.8	2.344	1.7	139	23176	9832
YD08-64	UG	NN	590.3	615.2	24.9	1.662	1.8	19	23136	9765
YD90-12	UG	NN	458.7	463.9	5.2	4.815	0.8	0	23145	9875
YD06-11	UG	NN	407.8	414.2	6.4	2.915	1.6	0	23177	9940
YD08-61	UG	NN	688.4	693.0	4.6	3.201	3.6	17	23064	9694
YD90-24	UG	NN	600.5	606.6	6.1	2.332	0.0	0	23092	9758
R-02	UG	NN	343.5	349.5	6.0	2.142	0.0	0	23180	9946
YD90-33	UG	NN	533.7	539.8	6.1	1.554	0.0	0	23179	9802
YD90-20	UG	NN	639.5	644.0	4.6	1.520	0.0	0	23123	9707
YD06-16	UG	Q	1330.5	1344.8	14.4	2.179	1.8	7	23182	9109
YD08-53E	UG	Q	1269.5	1274.0	4.5	2.800	0.0	0	23162	9238
YD07-53A	UG	Q	1351.5	1355.1	3.6	2.464	2.0	10	23162	9130
YD07-53	UG	Q	1364.3	1369.3	5.0	1.678	15.4	0	23097	9101
YD06-29	UG	Q	1290.8	1294.6	3.7	1.668	0.3	0	23139	9356
YD06-01B	UG	U	1063.0	1118.6	55.6	10.408	9.0	9	23433	9396
YD9530X	UG	U	890.9	979.0	88.1	3.231	0.0	0	23453	9424
YD06-01A	UG	U	1064.7	1133.6	68.9	3.934	2.6	16	23375	9370
YD9530A	UG	U	868.7	931.2	62.5	4.151	4.0	127	23495	9488
YD07-56A	UG	U	1041.0	1074.2	33.2	6.471	5.4	105	23235	9382
YD07-47	UG	U	740.1	780.9	40.8	4.102	2.0	10	23528	9626
YD9616A	UG	U	812.3	845.6	33.3	5.019	0.0	0	23431	9544
YD07-45A	UG	U	963.7	1010.5	46.8	3.313	2.0	9	23249	9426
YD06-20C	UG	U	1164.6	1201.2	36.7	4.112	1.8	0	23432	9336
YD07-49A	UG	U	625.2	659.1	33.9	4.249	1.8	64	23511	9732
YD9543A	UG	U	661.4	688.2	26.7	5.165	1.7	40	23487	9679
YD06-09	UG	U	1039.3	1055.1	15.9	8.102	13.2	17	23529	9316
YD90-09	UG	U	880.0	908.0	28.0	4.448	2.9	28	23524	9475
YD9543	UG	U	747.5	785.2	37.7	3.051	1.6	0	23467	9579
TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 5 OF 18)
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
YD06-01	UG	U	1126.2	1169.8	43.6	2.591	2.1	0	23348	9288
YD90-12	UG	U	467.6	497.7	30.2	3.732	2.0	71	23149	9855
YD07-33A	UG	U	1407.9	1446.0	38.1	2.715	3.1	79	23248	9026
YD06-20B	UG	U	1190.2	1243.6	53.4	1.851	1.2	0	23468	9278
YD90-28	UG	U	674.5	683.7	9.2	9.251	0.0	0	22950	9676
YD08-64	UG	U	662.2	693.5	31.3	2.609	1.3	43	23143	9698
YD07-41	UG	U	932.1	952.4	20.3	3.965	2.9	39	23239	9480
YD08-20F	UG	U	1269.0	1312.9	43.9	1.825	0.0	0	23412	9143
YD07-33	UG	U	1409.2	1434.2	24.9	2.933	2.8	27	23275	9015
YD06-16A	UG	U	1237.3	1253.6	16.4	4.441	2.9	40	23242	9281
YD90-16	UG	U	821.0	834.5	13.6	5.221	2.5	2	23406	9540
YD06-01D	UG	U	1043.9	1054.9	11.0	6.362	1.9	4	23370	9430
YD08-59	UG	U	1367.0	1390.2	23.2	2.856	0.0	0	22983	9081
YD07-56	UG	U	1046.3	1063.8	17.5	3.765	2.6	0	23246	9403
YD08-76B	UG	U	1258.0	1278.7	20.7	2.909	0.0	0	23520	9181
YD06-11	UG	U	448.1	470.2	22.1	2.593	2.8	94	23180	9896
YD07-33D	UG	U	1282.5	1308.0	25.5	2.081	2.1	314	23304	9199

1-4

YD06-01C	UG	U	1023.8	1030.2	6.4	8.122	8.9	0	23374	9461
YD07-42A	UG	U	959.0	971.0	12.0	4.113	3.4	24	23567	9444
YD9544	UG	U	878.4	896.0	17.5	2.789	0.8	0	23389	9493
YD07-58	UG	U	954.7	966.0	11.3	4.314	0.2	0	23113	9422
R-06	UG	U	319.5	337.5	18.0	2.571	1.3	5	23243	9941
YD08-81	UG	U	1140.3	1145.9	5.6	7.982	0.0	0	22746	9335
YD08-76A	UG	U	1195.9	1206.9	11.0	3.946	0.0	0	23553	9291
YD06-31	UG	U	1179.6	1200.9	21.3	2.019	1.2	52	22910	9279
YD08-63C	UG	U	1086.0	1095.0	9.0	4.757	3.3	160	23066	9392
YD06-16	UG	U	1429.5	1453.9	24.4	1.749	2.2	7	23188	9019
YD07-34	UG	U	830.7	843.8	13.1	3.171	2.4	14	22782	9572
YD08-53B	UG	U	1279.5	1296.0	16.5	2.437	3.0	129	23026	9206
YD06-20D	UG	U	1293.0	1310.3	17.3	2.309	2.6	8	23465	9136
YD08-67	UG	U	1091.1	1098.5	7.4	5.229	3.3	6	23589	9343
YD06-22	UG	U	861.1	868.7	7.6	4.946	3.4	77	22864	9537
YD90-15	UG	U	622.4	632.8	10.4	3.584	0.9	0	23118	9749
YD07-47A	UG	U	693.5	703.0	9.5	3.907	1.3	12	23517	9700
YD07-33E	UG	U	1274.1	1285.7	11.6	3.196	4.1	9	23254	9193
YD06-20E	UG	U	1221.5	1232.0	10.5	3.354	3.1	48	23520	9246
YD06-20A	UG	U	1312.2	1318.9	6.7	5.131	19.9	9	23469	9108
YD90-31	UG	U	550.0	566.6	16.6	2.037	0.4	0	23178	9792
YD9537	UG	U	359.4	377.7	18.3	1.849	0.2	0	23160	9987
YD06-13	UG	U	784.3	794.5	10.2	2.929	1.1	0	23400	9603
YD06-27	UG	U	941.5	950.5	9.0	3.315	2.7	0	23072	9450
YD07-42B	UG	U	875.5	883.7	8.2	3.619	1.8	0	23560	9553
YD08-59A	UG	U	1263.5	1271.0	7.5	3.875	2.1	96	23006	9223
R-03A	UG	U	225.9	240.9	15.0	1.904	1.5	34	23224	10050
YD08-78	UG	U	828.7	837.5	8.8	3.134	2.4	12	22726	9569
YD07-57	UG	U	790.6	803.0	12.4	2.141	1.8	11	22964	9597
YD07-48	UG	U	868.5	874.2	5.7	4.643	1.3	3	23220	9526
TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 6 OF 18)
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
YD08-61	UG	U	773.0	785.3	12.3	2.077	1.5	13	23075	9618
YD90-03	UG	U	542.1	550.2	8.1	3.059	0.0	0	23419	9794
YD06-21A	UG	U	1192.2	1205.4	13.2	1.861	3.3	97	22789	9269
YD08-59D	UG	U	1288.5	1295.7	7.2	3.080	0.0	0	22896	9174
YD9542	UG	U	501.7	507.2	5.5	3.817	0.2	2	23426	9877
YD90-19	UG	U	419.4	425.5	6.1	3.293	0.3	0	23117	9920
YD07-53A	UG	U	1405.8	1413.2	7.4	2.664	2.1	45	23187	9086
YD06-26	UG	U	1207.7	1214.0	6.3	2.850	2.0	0	22750	9231
YD08-60	UG	U	351.0	360.0	9.0	1.989	2.9	14	23164	10005
YD90-34	UG	U	674.8	679.7	4.9	3.674	0.0	0	22921	9705
YD90-07	UG	U	650.8	657.2	6.4	2.603	0.0	0	22849	9697
YD08-63	UG	U	1120.3	1126.3	6.0	2.723	2.7	362	23042	9338
YD08-59C	UG	U	1276.0	1283.4	7.4	2.196	0.0	0	22926	9195
YD07-33B	UG	U	1289.2	1300.1	10.9	1.487	1.9	0	23253	9173
YD90-23	UG	U	681.7	688.3	6.6	2.304	0.0	0	22906	9681
YD90-22x	UG	U	880.0	888.0	8.0	1.877	2.3	0	23210	9501
YD07-33C	UG	U	1284.2	1291.0	6.8	1.996	3.0	0	23303	9203
YD06-25	UG	U	927.0	932.0	5.0	2.660	2.0	66	22974	9470
YD08-53C	UG	U	1283.0	1290.2	7.2	1.775	1.8	16	23070	9209
YD90-21	UG	U	728.5	733.5	5.0	2.312	0.0	0	22819	9637
YD90-33	UG	U	593.1	596.8	3.7	3.154	0.0	0	23180	9747
YD90-24	UG	U	690.1	693.7	3.7	3.096	0.0	0	23105	9677

1-5

YD08-53E	UG	U	1281.5	1286.0	4.5	2.317	0.0	0	23166	9229
R-05	UG	U	303.2	310.0	6.8	1.493	0.8	16	23247	9979
YD07-50	UG	U	1022.5	1028.5	6.0	1.632	1.7	15	22754	9426
R-02	UG	U	293.4	297.8	4.4	2.160	0.0	0	23183	9980
YD06-29	UG	U	1276.0	1280.8	4.8	1.869	0.8	0	23142	9365
YD08-63B	UG	U	1183.0	1187.0	4.0	2.099	1.9	8	23081	9288
YD07-45	UG	U	1016.8	1022.5	5.7	1.352	1.7	0	23288	9388
YD08-78A	UG	U	740.8	745.5	4.7	1.620	3.0	0	22768	9660
YD06-28	UG	U	984.8	989.2	4.3	1.713	0.0	0	23159	9423
YD07-53	UG	U	1373.5	1377.0	3.5	1.786	6.6	4	23099	9093
YD08-75A	UG	UBZ	432.5	782.5	350.0	4.125	2.7	30	23649	9746
YD08-75	UG	UBZ	365.0	493.0	128.0	4.068	3.1	25	23636	9920
YR-36	UG	UBZ	61.0	105.0	44.0	11.130	2.9	83	23583	10097
YD90-5B	UG	UBZ	582.8	643.8	61.0	5.036	2.8	671	23625	9743
YD90-01	UG	UBZ	241.7	289.5	47.8	6.203	0.0	0	23565	10089
YR-16	UG	UBZ	47.0	101.8	54.8	5.316	2.9	112	23569	10101
MCM1256	UG	UBZ	39.9	108.2	68.3	4.211	0.0	0	23633	9810
YD9551	UG	UBZ	215.5	259.5	44.0	6.382	1.2	19	23542	10122
YR-17	UG	UBZ	29.0	73.0	44.0	6.336	1.3	27	23570	10131
YR-14	UG	UBZ	61.0	117.1	56.1	4.851	3.8	53	23599	10086
YD9554	UG	UBZ	264.6	284.4	19.8	13.488	1.6	151	23506	10098
YD89-04	UG	UBZ	232.0	294.7	62.8	4.196	0.0	0	23591	10081
YD88-09	UG	UBZ	237.1	270.7	33.5	7.476	0.0	0	23555	10108
YD08-62	UG	UBZ	515.8	573.5	57.7	4.244	1.9	50	23630	9836
YD90-05	UG	UBZ	553.6	602.9	49.3	4.486	1.8	302	23629	9782
TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 7 OF 18)
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
MR-04	UG	UBZ	42.3	75.0	32.7	6.546	0.0	0	23614	10149
MCM1210	UG	UBZ	55.5	106.4	50.9	4.070	0.0	0	23676	9850
YD89-05	UG	UBZ	267.3	317.6	50.3	3.978	0.0	0	23554	10063
MR-05	UG	UBZ	47.3	85.0	37.7	5.049	3.9	43	23617	10136
YR-30	UG	UBZ	48.8	97.3	48.5	3.882	2.1	42	23600	10105
YD08-75	UG	UBZ	229.8	284.0	54.2	3.471	2.4	189	23611	10089
MCM1252	UG	UBZ	108.2	156.1	47.9	3.910	0.0	0	23685	9676
YR-37	UG	UBZ	58.0	128.0	70.0	2.662	1.9	69	23580	10080
YR-15	UG	UBZ	64.9	109.8	44.9	4.054	2.7	14	23569	10077
MCM47	UG	UBZ	88.4	163.1	74.7	2.416	0.0	0	23551	10039
YR-35	UG	UBZ	45.5	79.1	33.6	4.645	1.5	226	23587	10114
YR-31	UG	UBZ	39.1	77.6	38.5	3.994	1.1	45	23598	10134
YD90-25	UG	UBZ	489.5	524.0	34.5	4.417	1.8	14	23657	9871
YR-42	UG	UBZ	106.3	168.0	61.7	2.448	1.8	21	23530	10067
YD89-01	UG	UBZ	194.2	241.9	47.7	3.098	0.0	0	23573	10135
MR-03	UG	UBZ	41.7	72.1	30.4	4.625	1.5	53	23611	10160
YR-50	UG	UBZ	67.5	89.4	21.9	6.408	2.1	19	23538	10011
YD98	UG	UBZ	14.0	56.4	42.4	3.249	0.0	0	23638	9887
YD06-06	UG	UBZ	314.6	359.7	45.1	2.953	2.5	10	23585	10063
YR-12	UG	UBZ	34.1	71.0	36.9	3.592	1.5	30	23599	10146
MCM53	UG	UBZ	102.1	164.6	62.5	2.090	0.0	0	23547	10062
YD99	UG	UBZ	77.7	134.1	56.4	2.292	0.0	0	23634	9887
YR-20	UG	UBZ	30.2	53.8	23.6	5.442	1.4	46	23509	10108
YR-13	UG	UBZ	38.4	87.1	48.7	2.612	0.8	12	23601	10121
YD08-75A	UG	UBZ	235.2	285.0	49.8	2.546	2.4	137	23609	10086
MCM52	UG	UBZ	115.8	140.2	24.4	4.970	0.0	0	23587	10072
YR-25	UG	UBZ	64.2	101.5	37.3	3.176	1.4	209	23540	10101

1-6

MCM1187	UG	UBZ	47.2	77.7	30.5	3.871	0.0	0	23702	9886
MCM1185	UG	UBZ	29.0	50.3	21.3	5.387	0.0	0	23720	9886
YR-38	UG	UBZ	37.0	46.9	9.9	11.394	1.4	6	23587	10125
YR-34	UG	UBZ	69.0	79.8	10.8	10.328	2.2	94	23614	10093
MCM1228	UG	UBZ	76.2	103.6	27.4	3.807	0.0	0	23673	9833
MCM1221	UG	UBZ	56.7	72.9	16.2	6.062	0.0	0	23684	9807
YR-38	UG	UBZ	62.0	72.0	10.0	9.646	4.2	43	23580	10128
MR-02	UG	UBZ	64.0	83.0	19.0	5.063	2.8	39	23628	10159
MCM55	UG	UBZ	112.8	143.3	30.5	3.114	0.0	0	23613	9934
MCM1260	UG	UBZ	46.9	68.6	21.6	4.227	0.0	0	23721	9782
YR-33	UG	UBZ	61.3	86.0	24.7	3.546	3.1	148	23614	10107
MCM47	UG	UBZ	173.7	201.8	28.1	3.088	0.0	0	23503	10039
YD08-75	UG	UBZ	514.5	529.5	15.0	5.678	9.3	109	23651	9828
MCM946	UG	UBZ	185.4	208.8	23.4	3.549	0.0	0	23637	10039
YR-18	UG	UBZ	51.0	64.0	13.0	6.326	1.8	48	23566	10162
MCM51	UG	UBZ	94.5	121.9	27.4	2.930	0.0	0	23602	9985
MCM46	UG	UBZ	94.2	114.0	19.8	4.010	0.0	0	23597	10039
MCM910	UG	UBZ	85.0	106.4	21.4	3.516	0.0	0	23787	10038
YD89-06	UG	UBZ	198.9	223.1	24.2	3.046	0.0	0	23596	10144
MCM1197	UG	UBZ	19.5	36.7	17.2	4.117	0.0	0	23790	9870
TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 8 OF 18)
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
MR-07	UG	UBZ	56.1	76.0	19.9	3.521	0.4	28	23613	10120
MCM1179	UG	UBZ	0.0	20.1	20.1	3.471	0.0	0	23778	9886
MCM1123	UG	UBZ	67.7	82.6	14.9	4.530	0.0	0	23788	9885
MCM49	UG	UBZ	147.8	166.2	18.4	3.600	0.0	0	23506	10039
MCM1111	UG	UBZ	0.0	12.5	12.5	5.140	0.0	0	23778	9962
MCM1258	UG	UBZ	51.8	67.1	15.2	4.078	0.0	0	23700	9780
MCM54	UG	UBZ	134.1	160.6	26.5	2.325	0.0	0	23526	9980
YD08-83	UG	UBZ	698.8	726.5	27.7	2.134	0.0	0	23651	9678
YR-39	UG	UBZ	40.0	47.7	7.7	7.059	3.5	22	23587	10136
YR-25	UG	UBZ	34.5	45.7	11.2	4.734	1.0	60	23541	10116
MCM52	UG	UBZ	71.6	88.4	16.8	3.150	0.0	0	23611	10059
MCM1250	UG	UBZ	121.6	131.7	10.1	5.155	0.0	0	23705	9682
MCM1221	UG	UBZ	108.5	126.8	18.3	2.800	0.0	0	23656	9807
MCM1211	UG	UBZ	69.0	85.7	16.6	3.070	0.0	0	23685	9829
YD100	UG	UBZ	120.4	146.3	25.9	1.964	0.0	0	23603	9887
MCM1209	UG	UBZ	78.9	93.5	14.6	3.415	0.0	0	23719	9801
YR-32	UG	UBZ	69.5	78.0	8.5	5.686	32.6	433	23599	10173
YD9557	UG	UBZ	299.6	308.8	9.1	5.116	0.0	0	23486	10116
YR-21	UG	UBZ	61.7	78.0	16.3	2.843	2.3	4	23508	10108
MCM58	UG	UBZ	30.5	45.7	15.2	2.902	0.0	0	23616	10011
MCM1208	UG	UBZ	92.3	100.6	8.3	5.349	0.0	0	23702	9804
YD89-06	UG	UBZ	175.9	184.1	8.2	5.338	0.0	0	23593	10172
MCM1211	UG	UBZ	46.0	55.8	9.8	4.490	0.0	0	23695	9848
MCM1102	UG	UBZ	0.0	7.6	7.6	5.624	0.0	0	23629	10117
YD06-03	UG	UBZ	336.2	358.1	22.0	1.895	2.3	11	23528	10054
MCM1175	UG	UBZ	3.1	19.8	16.8	2.430	0.0	0	23797	9886
YD90-27	UG	UBZ	334.8	346.6	11.7	3.469	0.0	0	23582	10015
MR-07	UG	UBZ	84.0	95.0	11.0	3.656	1.7	37	23617	10120
YR-24	UG	UBZ	64.0	79.0	15.0	2.647	2.0	439	23540	10132
YD90-05	UG	UBZ	612.0	628.5	16.5	2.353	0.0	0	23637	9743
MCM1174	UG	UBZ	0.0	4.3	4.3	8.989	0.0	0	23791	9884
MCM1233	UG	UBZ	54.9	75.6	20.7	1.819	0.0	0	23693	9753

1-7

MCM53	UG	UBZ	190.6	199.6	9.0	4.010	0.0	0	23500	10072
MCM54	UG	UBZ	105.2	128.9	23.8	1.510	0.0	0	23552	9990
YR-49	UG	UBZ	85.0	99.0	14.0	2.489	1.3	13	23509	10032
MCM1195	UG	UBZ	0.0	11.1	11.1	3.090	0.0	0	23733	9886
YR-49	UG	UBZ	34.6	40.5	5.9	5.686	1.5	23	23509	10032
YR-48	UG	UBZ	93.8	101.4	7.6	4.334	4.9	21	23513	10003
YD08-62	UG	UBZ	581.0	591.4	10.4	3.013	2.5	17	23636	9800
MCM1235	UG	UBZ	68.6	76.5	7.9	3.840	0.0	0	23715	9747
YD08-65	UG	UBZ	491.3	503.2	11.9	2.531	2.4	143	23584	9871
MCM1192	UG	UBZ	0.0	16.5	16.5	1.782	0.0	0	23693	9887
YR-15	UG	UBZ	122.0	132.4	10.4	2.668	1.4	76	23568	10057
MCM1184	UG	UBZ	0.0	10.8	10.8	2.545	0.0	0	23791	9889
MCM1112	UG	UBZ	0.9	8.8	7.9	3.321	0.0	0	23788	9962
YD9554	UG	UBZ	292.0	299.5	7.5	3.448	2.6	12	23507	10082
MCM1182	UG	UBZ	0.0	7.8	7.8	3.290	0.0	0	23780	9889
TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 9 OF 18)
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
MR-01	UG	UBZ	82.6	94.0	11.4	2.257	4.0	274	23629	10098
MCM1233	UG	UBZ	83.5	92.7	9.1	2.710	0.0	0	23699	9735
MCM1228	UG	UBZ	54.0	65.5	11.6	2.119	0.0	0	23689	9824
MCM1173	UG	UBZ	12.2	21.0	8.8	2.710	0.0	0	23790	9886
YR-39	UG	UBZ	60.0	68.0	8.0	2.828	2.7	26	23581	10143
YR-50	UG	UBZ	117.0	127.5	10.5	2.153	0.0	0	23536	10004
MCM1191	UG	UBZ	0.0	6.9	6.9	3.220	0.0	0	23694	9887
YR-20	UG	UBZ	97.5	109.5	12.0	1.768	2.8	43	23508	10070
YR-50	UG	UBZ	94.5	100.4	5.9	3.547	2.4	25	23537	10008
YD06-03	UG	UBZ	365.8	373.4	7.7	2.653	2.0	23	23530	10037
YR-32	UG	UBZ	41.4	45.4	4.0	5.008	1.3	29	23599	10153
YD90-25	UG	UBZ	535.2	539.3	4.0	4.905	0.0	0	23665	9845
YD89-03	UG	UBZ	235.3	244.5	9.1	2.118	0.0	0	23541	10125
YR-32	UG	UBZ	52.4	55.8	3.4	5.402	2.1	47	23599	10160
YD9558	UG	UBZ	303.6	314.3	10.7	1.717	0.0	0	23481	10107
MCM1104	UG	UBZ	0.0	6.1	6.1	2.913	0.0	0	23635	10121
MR-01	UG	UBZ	72.0	76.5	4.5	3.697	2.1	33	23629	10101
MCM1199	UG	UBZ	83.5	86.6	3.1	5.280	0.0	0	23719	9806
YR-40	UG	UBZ	65.0	73.0	8.0	1.991	1.9	289	23583	10162
YR-24	UG	UBZ	33.0	36.6	3.6	4.328	1.2	40	23540	10131
MCM1183	UG	UBZ	0.0	5.3	5.3	2.880	0.0	0	23744	9886
MCM1194	UG	UBZ	0.0	5.5	5.5	2.744	0.0	0	23714	9886
YD9553	UG	UBZ	296.6	307.2	10.7	1.377	0.0	0	23516	10108
MCM1186	UG	UBZ	36.9	39.7	2.8	4.390	0.0	0	23721	9894
YR-34	UG	UBZ	94.0	100.5	6.5	1.840	1.9	153	23619	10086
YD88-09	UG	UBZ	224.9	231.0	6.1	1.936	0.0	0	23554	10131
YD07-40C	UG	UBZ	776.8	781.6	4.8	2.050	1.2	10	23642	9634
YR-21	UG	UBZ	35.0	37.5	2.5	3.570	2.0	41	23509	10121
MCM57	UG	UBZ	41.2	45.7	4.6	1.710	0.0	0	23607	10039
MCM1123	UG	UBZ	1.5	2.4	0.9	4.800	0.0	0	23788	9958
MCM1180	UG	UBZ	0.0	1.5	1.5	2.060	0.0	0	23779	9886
YD9530A	UG	X	791.3	827.5	36.3	4.380	0.2	1	23460	9556
YD06-01D	UG	X	1001.6	1011.6	10.1	13.643	13.9	19	23368	9460
YD9616A	UG	X	742.2	765.1	22.9	5.236	0.4	0	23418	9610
YD9530X	UG	X	831.6	869.1	37.6	2.928	0.0	0	23440	9502
YD90-03	UG	X	509.5	536.1	26.7	4.074	0.0	0	23417	9817
YD07-51	UG	X	643.5	675.7	32.2	2.551	0.1	46	23357	9710

1-8

YD89-10	UG	X	583.1	612.0	29.0	2.564	0.0	0	23402	9757
YD90-16	UG	X	774.8	788.5	13.7	5.187	1.2	0	23404	9582
YD89-08	UG	X	407.5	439.5	32.0	2.177	0.0	0	23374	9920
YD06-01C	UG	X	1002.5	1010.4	7.9	3.395	2.7	0	23367	9474
YD89-09	UG	X	374.3	380.4	6.1	2.982	0.0	0	23355	9970
YD9542	UG	X	482.5	491.6	9.1	1.847	0.0	0	23426	9892
YD9543	UG	X	673.6	680.3	6.7	1.845	0.0	0	23458	9665
YD08-71	UG	X	549.4	553.0	3.6	3.337	2.0	10	23334	9814
YD9544	UG	X	845.9	851.6	5.7	2.064	0.0	0	23385	9527
YD9545	UG	X	525.2	530.4	5.2	1.638	0.0	0	23453	9837
YD07-42B	UG	X	822.0	826.7	4.7	1.600	0.8	4	23548	9593
TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 10 OF 18)
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
YR-43	UG	X	501.3	552.0	50.7	0.000	0.0	0	23423	9578
YD86-30	Pit	OPE1	93.9	118.3	24.4	1.779	0.0	0	23447	10272
YD80-20	Pit	OPE1	107.9	137.2	29.3	1.436	0.0	0	23402	10273
MCM9516	Pit	OPE1	128.0	140.2	12.2	2.627	0.0	0	23662	10238
YD80-44	Pit	OPE1	39.6	42.7	3.1	8.888	0.0	0	23660	10313
MCM895	Pit	OPE1	51.8	82.3	30.5	0.690	0.0	0	23602	10207
YD86-72	Pit	OPE1	83.5	99.4	15.8	1.301	0.0	0	23462	10277
MCM9515	Pit	OPE1	34.1	41.8	7.6	2.506	0.0	0	23659	10317
YD86-12	Pit	OPE1	53.0	73.2	20.1	0.921	0.0	0	23462	10302
MCM9520	Pit	OPE1	94.7	115.0	20.3	0.876	0.0	0	23627	10270
YD86-29	Pit	OPE1	102.1	116.4	14.3	1.059	0.0	0	23462	10256
MCM9516	Pit	OPE1	153.9	166.1	12.2	1.058	0.0	0	23664	10219
MCM728	Pit	OPE1	18.3	22.9	4.6	2.740	0.0	0	23651	10278
YD86-32	Pit	OPE1	16.8	27.4	10.7	1.144	0.0	0	23416	10333
OP07-50	Pit	OPE1	106.0	117.0	11.0	0.986	1.4	18	23428	10255
YD80-16	Pit	OPE1	54.3	61.0	6.7	1.574	0.0	0	23448	10308
YDOPFS-1	Pit	OPE1	14.3	18.5	4.2	2.489	0.4	7	23424	10336
OP07-31	Pit	OPE1	18.5	26.0	7.5	1.308	0.0	10	23671	10329
YD86-30	Pit	OPE1	82.3	90.8	8.5	1.116	0.0	0	23447	10286
YD86-10	Pit	OPE1	50.0	59.1	9.1	0.960	0.0	0	23538	10307
YD86-13	Pit	OPE1	25.3	28.4	3.1	2.744	0.0	0	23447	10330
YD80-33	Pit	OPE1	63.1	66.1	3.1	2.743	0.0	0	23522	10299
YD9555	Pit	OPE1	90.5	97.0	6.5	1.265	0.6	14	23477	10283
YD80-42	Pit	OPE1	18.0	25.6	7.6	0.927	0.0	0	23417	10334
YD86-45	Pit	OPE1	92.1	101.2	9.1	0.743	0.0	0	23416	10263
MCM9521	Pit	OPE1	164.0	171.2	7.2	0.817	0.0	0	23634	10214
YD9548	Pit	OPE1	150.7	163.0	12.3	0.400	0.3	20	23612	10210
YD80-08	Pit	OPE1	56.4	59.4	3.1	1.543	0.0	0	23662	10302
YD80-27	Pit	OPE1	89.3	96.0	6.7	0.662	0.0	0	23630	10260
YD86-15	Pit	OPE1	4.0	8.2	4.3	1.030	0.0	0	23416	10348
YD86-45	Pit	OPE1	22.0	29.0	7.0	0.568	0.0	0	23416	10328
YD86-45	Pit	OPE1	47.9	52.4	4.6	0.804	0.0	0	23416	10305
YD80-42	Pit	OPE1	40.8	42.4	1.5	2.400	0.0	0	23417	10319
YD86-32	Pit	OPE1	7.9	10.1	2.1	1.710	0.0	0	23416	10343
YD9565	Pit	OPE1	48.2	51.2	3.1	1.165	0.0	0	23386	10316
YD86-13	Pit	OPE1	38.1	43.0	4.9	0.690	0.0	0	23447	10320
YD80-05	Pit	OPE1	85.3	86.9	1.5	1.370	0.0	0	23663	10282
YD80-38	Pit	OPE1	90.9	91.4	0.5	2.060	0.0	0	23463	10282
MCM893	Pit	OPE1	17.7	18.6	0.9	0.340	0.0	0	23628	10207
MCM727	Pit	OPE1	10.7	18.5	7.8	0.030	0.0	0	23635	10278
YD86-41	Pit	OPE2	72.2	125.0	52.7	3.801	0.0	0	23492	10254

1-9

YD80-56	Pit	OPE2	6.4	41.5	35.1	5.513	0.0	0	23553	10330
YD86-80	Pit	OPE2	6.7	67.7	61.0	3.062	0.0	0	23541	10317
YD86-22	Pit	OPE2	80.2	113.7	33.5	5.223	0.0	0	23570	10267
YD86-09	Pit	OPE2	11.3	77.4	66.1	2.598	0.0	0	23554	10312
YD86-40	Pit	OPE2	68.6	137.2	68.6	2.460	0.0	0	23508	10265
YD88-05	Pit	OPE2	13.1	98.2	85.0	1.943	0.0	0	23500	10304
TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 11 OF 18)
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
YD88-01	Pit	OPE2	4.0	75.6	71.6	2.129	0.0	0	23555	10304
YD80-31	Pit	OPE2	35.1	89.9	54.9	2.680	0.0	0	23553	10290
YD86-81	Pit	OPE2	60.1	128.0	68.0	2.032	0.0	0	23578	10268
YD80-52	Pit	OPE2	3.4	62.8	59.4	2.292	0.0	0	23493	10332
YD86-71	Pit	OPE2	32.3	115.2	82.9	1.624	0.0	0	23509	10285
YD86-27	Pit	OPE2	38.4	109.7	71.3	1.864	0.0	0	23493	10280
YD96127	Pit	OPE2	54.0	97.5	43.5	3.036	0.0	0	23448	10292
YD86-70	Pit	OPE2	26.2	94.8	68.6	1.889	0.0	0	23554	10297
YD88-02	Pit	OPE2	4.0	76.2	72.2	1.791	0.0	0	23523	10306
YD86-92	Pit	OPE2	50.0	99.7	49.7	2.596	0.0	0	23477	10288
YD86-04	Pit	OPE2	39.6	71.9	32.3	3.970	0.0	0	23568	10299
YD86-52	Pit	OPE2	93.6	144.5	50.9	2.437	0.0	0	23508	10243
YD80-34	Pit	OPE2	59.4	109.7	50.3	2.452	0.0	0	23547	10288
YD80-41	Pit	OPE2	47.6	87.2	39.6	3.091	0.0	0	23432	10290
YD86-07	Pit	OPE2	33.5	61.0	27.4	4.452	0.0	0	23569	10311
YD86-08	Pit	OPE2	47.6	102.9	55.4	2.191	0.0	0	23494	10284
YD80-13	Pit	OPE2	7.9	76.2	68.3	1.766	0.0	0	23509	10315
YD80-12	Pit	OPE2	7.9	77.7	69.8	1.696	0.0	0	23546	10313
YD86-23	Pit	OPE2	125.6	151.5	25.9	4.506	0.0	0	23554	10222
YD80-33	Pit	OPE2	30.4	54.0	23.6	4.720	0.0	0	23522	10315
YD86-93	Pit	OPE2	7.3	71.3	64.0	1.703	0.0	0	23492	10321
YD86-23	Pit	OPE2	71.0	119.5	48.5	2.247	0.0	0	23554	10259
YD96125	Pit	OPE2	48.6	85.5	36.9	2.913	0.0	0	23519	10277
YD80-01	Pit	OPE2	53.3	123.4	70.1	1.466	0.0	0	23541	10272
YD80-02	Pit	OPE2	86.9	141.7	54.9	1.872	0.0	0	23477	10259
YD86-42	Pit	OPE2	50.6	127.7	77.1	1.328	0.0	0	23463	10264
YD86-82	Pit	OPE2	40.2	66.8	26.5	3.825	0.0	0	23576	10300
YD80-37	Pit	OPE2	23.2	87.2	64.0	1.579	0.0	0	23491	10295
YD96125	Pit	OPE2	87.0	126.0	39.0	2.588	0.0	0	23520	10241
YD96126	Pit	OPE2	7.0	69.0	62.0	1.615	0.0	0	23492	10318
YD80-09	Pit	OPE2	30.5	39.6	9.1	10.870	0.0	0	23685	10318
YD80-39	Pit	OPE2	36.9	108.5	71.6	1.382	0.0	0	23462	10282
YD86-24	Pit	OPE2	37.2	108.5	71.3	1.374	0.0	0	23540	10288
YD86-38	Pit	OPE2	97.5	138.4	40.8	2.329	0.0	0	23541	10244
YD86-12	Pit	OPE2	1.2	31.1	29.9	3.121	0.0	0	23462	10338
YD86-53	Pit	OPE2	116.7	154.5	37.8	2.421	0.0	0	23477	10235
YD80-40	Pit	OPE2	35.7	79.3	43.6	2.019	0.0	0	23433	10308
YD80-35	Pit	OPE2	45.7	83.8	38.1	2.301	0.0	0	23523	10286
YD86-79	Pit	OPE2	35.1	91.7	56.7	1.524	0.0	0	23433	10297
YD88-03	Pit	OPE2	2.4	68.0	65.5	1.312	0.0	0	23458	10316
YD86-72	Pit	OPE2	11.0	71.6	60.7	1.376	0.0	0	23462	10315
YD80-36	Pit	OPE2	7.0	69.5	62.5	1.308	0.0	0	23494	10319
YD86-43	Pit	OPE2	65.2	112.5	47.2	1.705	0.0	0	23448	10277
YD86-83	Pit	OPE2	44.8	90.5	45.7	1.734	0.0	0	23569	10293
YD86-84	Pit	OPE2	58.2	104.6	46.3	1.592	0.0	0	23570	10279
YD86-39	Pit	OPE2	107.0	137.2	30.2	2.422	0.0	0	23524	10234

1-10

YD86-94	Pit	OPE2	62.8	120.7	57.9	1.259	0.0	0	23523	10267
TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 12 OF 18)
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
MCM698	Pit	OPE2	0.0	16.2	16.2	4.467	0.0	0	23681	10278
MCM716	Pit	OPE2	0.0	18.9	18.9	3.810	0.0	0	23605	10278
YDOPFS-5	Pit	OPE2	7.7	59.6	51.9	1.340	0.0	0	23528	10317
YD80-53	Pit	OPE2	4.6	41.2	36.6	1.812	0.0	0	23508	10335
YD86-30	Pit	OPE2	28.7	78.6	50.0	1.276	0.0	0	23447	10309
YD86-59	Pit	OPE2	100.0	118.6	18.6	3.311	0.0	0	23447	10254
YD80-49	Pit	OPE2	8.2	45.7	37.5	1.641	0.0	0	23447	10336
YD86-29	Pit	OPE2	26.2	84.4	58.2	1.054	0.0	0	23462	10300
YD86-22	Pit	OPE2	118.3	138.1	19.8	3.071	0.0	0	23570	10246
OP07-51	Pit	OPE2	97.7	148.0	50.3	1.163	0.9	21	23460	10238
YD86-92	Pit	OPE2	8.2	36.0	27.7	2.082	0.0	0	23477	10329
YD9550	Pit	OPE2	159.7	173.4	13.7	4.190	0.4	22	23541	10207
YD80-15	Pit	OPE2	5.2	57.9	52.7	1.084	0.0	0	23478	10322
YD86-28	Pit	OPE2	81.4	122.5	41.2	1.330	0.0	0	23480	10269
YD80-48	Pit	OPE2	17.1	45.7	28.7	1.902	0.0	0	23416	10335
YD9546	Pit	OPE2	95.7	118.3	22.6	2.407	0.0	0	23598	10269
YD80-35	Pit	OPE2	85.3	111.3	25.9	2.077	0.0	0	23523	10258
YD86-21	Pit	OPE2	92.7	111.6	18.9	2.777	0.0	0	23586	10270
YD80-28	Pit	OPE2	18.3	38.1	19.8	2.563	0.0	0	23668	10318
YD80-32	Pit	OPE2	28.4	78.6	50.3	1.007	0.0	0	23538	10305
YD80-17	Pit	OPE2	50.6	93.3	42.7	1.166	0.0	0	23450	10294
YD80-12	Pit	OPE2	79.3	97.5	18.3	2.717	0.0	0	23546	10280
YD80-51	Pit	OPE2	3.4	36.9	33.5	1.472	0.0	0	23478	10337
YD80-29	Pit	OPE2	32.0	56.4	24.4	1.891	0.0	0	23663	10305
YD86-14	Pit	OPE2	22.3	58.8	36.6	1.244	0.0	0	23432	10323
YD86-06	Pit	OPE2	61.3	71.9	10.7	4.226	0.0	0	23584	10298
YD86-57	Pit	OPE2	126.5	157.0	30.5	1.477	0.0	0	23477	10217
YD86-28	Pit	OPE2	26.8	64.0	37.2	1.171	0.0	0	23480	10310
MCM720	Pit	OPE2	0.0	12.8	12.8	3.360	0.0	0	23620	10278
MCM9516	Pit	OPE2	103.6	123.4	19.8	2.119	0.0	0	23661	10253
MCM9521	Pit	OPE2	139.8	164.0	24.2	1.730	0.0	0	23634	10225
YD80-10	Pit	OPE2	43.9	59.1	15.2	2.739	0.0	0	23686	10307
YD80-05	Pit	OPE2	42.7	72.7	30.0	1.365	0.0	0	23663	10302
YD86-39	Pit	OPE2	76.5	103.9	27.4	1.488	0.0	0	23524	10262
YD86-37	Pit	OPE2	111.6	153.0	41.5	0.968	0.0	0	23554	10227
YD86-94	Pit	OPE2	36.9	59.7	22.9	1.703	0.0	0	23523	10302
YD80-54	Pit	OPE2	7.9	29.3	21.3	1.810	0.0	0	23522	10336
YD86-13	Pit	OPE2	1.5	23.2	21.6	1.775	0.0	0	23447	10342
OP07-50	Pit	OPE2	81.5	100.0	18.5	2.071	1.3	17	23428	10272
YD86-70	Pit	OPE2	96.3	112.5	16.2	2.228	0.0	0	23554	10263
MCM9513	Pit	OPE2	138.2	160.8	22.6	1.540	0.0	0	23687	10232
YD86-10	Pit	OPE2	3.7	23.2	19.5	1.782	0.0	0	23538	10339
OP07-33	Pit	OPE2	55.4	76.6	21.2	1.639	14.9	32	23661	10290
YD80-02	Pit	OPE2	43.3	71.6	28.4	1.203	0.0	0	23477	10299
YD9555	Pit	OPE2	40.2	73.8	33.5	1.017	0.4	29	23477	10308
OP07-54	Pit	OPE2	133.5	166.8	33.3	1.024	0.4	18	23509	10222
YD80-14	Pit	OPE2	44.5	122.8	78.3	0.423	0.0	0	23512	10282
TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 13 OF 18)
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
YD80-08	Pit	OPE2	22.9	44.2	21.3	1.527	0.0	0	23662	10319

1-11

MCM713	Pit	OPE2	0.0	18.9	18.9	1.710	0.0	0	23590	10278
YD80-50	Pit	OPE2	27.7	61.6	33.8	0.939	0.0	0	23462	10323
YD86-10	Pit	OPE2	31.7	39.3	7.6	4.148	0.0	0	23538	10322
YD86-80	Pit	OPE2	73.8	83.8	10.1	3.133	0.0	0	23541	10287
YD86-51	Pit	OPE2	127.4	152.4	25.0	1.193	0.0	0	23523	10215
YD96126	Pit	OPE2	91.5	115.5	24.0	1.209	0.8	25	23493	10272
YD80-19	Pit	OPE2	45.7	61.0	15.2	1.786	0.0	0	23686	10297
YD80-38	Pit	OPE2	11.0	70.7	59.7	0.449	0.0	0	23463	10318
OP07-27	Pit	OPE2	2.9	20.9	18.0	1.487	0.7	25	23418	10344
YD86-64	Pit	OPE2	114.0	134.4	20.4	1.280	0.0	0	23569	10228
OP07-32	Pit	OPE2	56.9	76.7	19.8	1.298	1.1	57	23675	10296
YD80-44	Pit	OPE2	3.1	13.7	10.7	2.361	0.0	0	23660	10337
YD86-38	Pit	OPE2	144.5	163.1	18.6	1.345	0.0	0	23541	10215
MCM704	Pit	OPE2	0.0	7.6	7.6	3.090	0.0	0	23672	10278
YD80-33	Pit	OPE2	14.3	26.5	12.2	1.929	0.0	0	23522	10330
MCM728	Pit	OPE2	1.5	9.1	7.6	2.950	0.0	0	23651	10278
YD80-16	Pit	OPE2	20.7	46.6	25.9	0.849	0.0	0	23448	10325
OP07-26	Pit	OPE2	5.8	21.1	15.3	1.412	1.7	40	23428	10343
YD80-26	Pit	OPE2	32.0	45.4	13.4	1.604	0.0	0	23622	10316
MCM872	Pit	OPE2	42.7	57.9	15.2	1.370	0.0	0	23696	10206
YD80-15	Pit	OPE2	74.1	91.4	17.4	1.191	0.0	0	23478	10286
YD9555	Pit	OPE2	3.5	21.6	18.1	1.124	0.4	28	23477	10339
OP07-52	Pit	OPE2	147.1	167.0	19.9	1.005	1.1	23	23465	10221
YD80-55	Pit	OPE2	43.6	58.8	15.2	1.303	0.0	0	23538	10314
YD80-27	Pit	OPE2	62.5	73.2	10.7	1.759	0.0	0	23634	10282
YD86-65	Pit	OPE2	129.8	148.1	18.3	1.002	0.0	0	23584	10217
YD86-03	Pit	OPE2	20.4	40.2	19.8	0.922	0.0	0	23568	10328
YD9547	Pit	OPE2	188.1	198.7	10.7	1.612	1.5	16	23450	10193
YD80-01	Pit	OPE2	129.5	149.4	19.8	0.859	0.0	0	23541	10233
MCM912	Pit	OPE2	42.7	67.1	24.4	0.690	0.0	0	23666	10206
YD86-84	Pit	OPE2	113.7	122.8	9.1	1.770	0.0	0	23570	10249
YD80-31	Pit	OPE2	111.3	125.0	13.7	1.154	0.0	0	23553	10242
YD86-15	Pit	OPE2	24.4	43.0	18.6	0.832	0.0	0	23416	10331
YD80-56	Pit	OPE2	47.6	61.0	13.4	1.141	0.0	0	23553	10310
YD80-42	Pit	OPE2	65.2	78.9	13.7	1.087	0.0	0	23417	10295
YD86-41	Pit	OPE2	129.5	138.7	9.1	1.629	0.0	0	23492	10223
MCM9515	Pit	OPE2	3.5	14.3	10.8	1.304	0.0	0	23659	10338
YD86-02	Pit	OPE2	30.2	49.1	18.9	0.732	0.0	0	23583	10313
YDOPFS-6	Pit	OPE2	6.0	17.1	11.1	1.245	0.0	0	23459	10342
MCM895	Pit	OPE2	21.3	39.6	18.3	0.690	0.0	0	23623	10207
YD86-11	Pit	OPE2	7.6	16.8	9.1	1.313	0.0	0	23493	10344
MCM726	Pit	OPE2	0.0	4.3	4.3	2.740	0.0	0	23635	10278
YD80-46	Pit	OPE2	14.9	19.5	4.6	2.402	0.0	0	23691	10331
MCM702	Pit	OPE2	0.0	4.6	4.6	2.400	0.0	0	23666	10278
YD9552	Pit	OPE2	179.2	194.5	15.2	0.712	0.2	16	23520	10196
YD86-24	Pit	OPE2	110.0	117.0	7.0	1.448	0.0	0	23540	10257
TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 14 OF 18)
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
YD86-54	Pit	OPE2	97.5	110.6	13.1	0.742	0.0	0	23430	10256
YD80-32	Pit	OPE2	90.8	96.9	6.1	1.456	0.0	0	23538	10276
YD86-37	Pit	OPE2	154.8	167.6	12.8	0.687	0.0	0	23554	10201
YD86-51	Pit	OPE2	99.7	110.6	11.0	0.801	0.0	0	23523	10246
MCM1058	Pit	OPE2	54.9	67.1	12.2	0.690	0.0	0	23681	10206
YD86-32	Pit	OPE2	54.9	59.7	4.9	1.641	0.0	0	23416	10304

1-12

YD80-55	Pit	OPE2	66.5	68.6	2.1	3.644	0.0	0	23538	10305
YD06-07	Pit	OPE2	171.8	175.9	4.1	1.776	1.3	3	23536	10200
YD9550	Pit	OPE2	176.4	180.0	3.6	1.960	0.3	20	23541	10199
YD86-45	Pit	OPE2	79.9	82.9	3.1	1.718	0.0	0	23416	10277
YD86-53	Pit	OPE2	78.0	83.3	5.3	0.985	0.0	0	23477	10278
YD86-05	Pit	OPE2	41.5	48.8	7.3	0.688	0.0	0	23585	10314
YD80-11	Pit	OPE2	38.4	46.0	7.6	0.618	0.0	0	23709	10313
YD9548	Pit	OPE2	132.1	136.7	4.6	1.006	0.8	13	23611	10228
YD9549	Pit	OPE2	169.8	174.4	4.6	0.935	0.2	20	23571	10199
YD80-55	Pit	OPE2	31.4	37.5	6.1	0.602	0.0	0	23538	10324
YD86-01	Pit	OPE2	26.5	30.8	4.3	0.661	0.0	0	23583	10329
YD80-04	Pit	OPE2	70.0	81.4	11.4	0.247	0.0	0	23667	10290
YD9549	Pit	OPE2	180.4	183.5	3.1	0.805	1.6	20	23572	10192
YD88-05	Pit	OPE2	99.3	108.8	9.5	0.255	0.0	0	23492	10272
YD06-07	Pit	OPE2	187.5	190.5	3.1	0.650	1.1	0	23536	10188
YD86-09	Pit	OPE2	83.8	86.0	2.1	0.690	0.0	0	23554	10282
YD86-22	Pit	OPE2	113.7	118.3	4.6	0.307	0.0	0	23570	10254
YD80-34	Pit	OPE2	14.6	57.9	43.3	0.030	0.0	0	23547	10317
YD86-64	Pit	OPE2	143.6	145.4	1.8	0.690	0.0	0	23569	10210
YD80-17	Pit	OPE2	93.3	96.9	3.7	0.288	0.0	0	23450	10278
YD86-94	Pit	OPE2	59.7	62.8	3.1	0.340	0.0	0	23523	10292
YD96125	Pit	OPE2	85.5	87.0	1.5	0.510	0.0	0	23519	10260
YD80-32	Pit	OPE2	96.9	99.1	2.1	0.316	0.0	0	23538	10273
YD80-23	Pit	OPE2	96.2	116.3	20.1	0.030	0.0	0	23670	10268
YD80-24	Pit	OPE2	75.7	89.2	13.5	0.000	0.0	0	23691	10285
MCM697	Pit	OPE2	18.1	29.0	10.9	0.000	0.0	0	23696	10278
MCM706	Pit	OPE2	9.8	22.9	13.1	0.000	0.0	0	23689	10278
YD86-55	Pit	OPM	71.6	159.1	87.5	1.917	0.0	0	23325	10264
YD96105	Pit	OPM	52.7	98.2	45.5	3.446	1.0	112	23234	10303
YD86-48	Pit	OPM	25.9	137.8	111.9	1.381	0.0	0	23310	10298
YD86-36	Pit	OPM	2.4	101.2	98.8	1.425	0.0	0	23295	10327
YD86-73	Pit	OPM	4.6	92.7	88.1	1.543	0.0	0	23330	10326
YD96128	Pit	OPM	3.7	112.5	108.8	1.213	0.8	26	23309	10318
YD86-88	Pit	OPM	6.1	104.2	98.1	1.309	0.0	0	23279	10325
YD86-75	Pit	OPM	1.8	115.2	113.4	1.123	0.0	0	23306	10312
YD86-35	Pit	OPM	0.6	110.0	109.4	1.130	0.0	0	23323	10320
YD86-67	Pit	OPM	1.8	86.6	84.7	1.381	0.0	0	23310	10322
YD86-78	Pit	OPM	2.1	108.8	106.7	1.063	0.0	0	23294	10320
YD86-19	Pit	OPM	1.8	49.7	47.9	2.296	0.0	0	23295	10343
YD86-17	Pit	OPM	3.4	84.4	81.1	1.319	0.0	0	23328	10330
YD86-49	Pit	OPM	12.5	104.2	91.7	1.129	0.0	0	23295	10313
TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 15 OF 18)
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
YD86-34	Pit	OPM	18.0	93.0	75.0	1.362	0.0	0	23340	10325
OP07-36	Pit	OPM	51.0	124.9	73.9	1.356	1.0	44	23291	10283
YD86-87	Pit	OPM	4.0	69.8	65.8	1.390	0.0	0	23279	10338
YD86-77	Pit	OPM	47.9	131.7	83.8	1.060	0.0	0	23327	10290
YD86-76	Pit	OPM	1.5	61.0	59.4	1.483	0.0	0	23310	10337
YD86-66	Pit	OPM	2.1	74.4	72.2	1.174	0.0	0	23295	10335
YD86-68	Pit	OPM	3.4	68.3	64.9	1.255	0.0	0	23327	10336
OP07-40	Pit	OPM	99.6	146.0	46.4	1.699	0.4	14	23349	10266
YD86-16	Pit	OPM	24.7	64.9	40.2	1.875	0.0	0	23356	10331
YD86-18	Pit	OPM	3.4	67.1	63.7	1.165	0.0	0	23310	10336
YD86-86	Pit	OPM	4.3	56.4	52.1	1.417	0.0	0	23279	10342

1-13

YD86-69	Pit	OPM	1.5	73.5	71.9	1.000	0.0	0	23341	10334
YD86-89	Pit	OPM	25.0	96.0	71.0	0.936	0.0	0	23279	10316
OP07-41	Pit	OPM	84.2	124.5	40.3	1.647	1.0	73	23312	10273
YDOPFS-7	Pit	OPM	5.0	44.2	39.2	1.688	0.0	0	23291	10344
YD86-47	Pit	OPM	63.1	126.8	63.7	0.927	0.0	0	23337	10297
OP07-37	Pit	OPM	55.5	97.1	41.6	1.396	1.0	30	23306	10294
YD86-46	Pit	OPM	71.9	104.9	32.9	1.714	0.0	0	23356	10292
OP07-38	Pit	OPM	106.0	146.6	40.6	1.318	1.0	20	23324	10243
YD9580	Pit	OPM	23.8	77.2	53.4	0.995	0.9	21	23233	10322
YD86-74	Pit	OPM	47.9	83.8	36.0	1.175	0.0	0	23356	10319
YD88-06	Pit	OPM	171.3	191.1	19.8	2.035	0.0	0	23336	10187
OP07-39	Pit	OPM	82.3	113.3	31.0	1.224	0.5	21	23343	10277
YD95101	Pit	OPM	2.4	32.9	30.5	1.063	2.0	36	23287	10346
OP07-23	Pit	OPM	2.0	39.5	37.5	0.847	0.8	15	23340	10346
YD86-33	Pit	OPM	65.5	94.5	29.0	1.084	0.0	0	23356	10308
OP07-20	Pit	OPM	4.1	28.9	24.8	1.209	0.0	0	23279	10350
YD9573	Pit	OPM	115.5	150.9	35.4	0.829	0.4	22	23294	10249
YD9572	Pit	OPM	30.2	46.6	16.4	1.530	1.2	19	23294	10333
OP07-55	Pit	OPM	108.5	126.8	18.3	1.304	0.0	0	23338	10264
YD86-49	Pit	OPM	118.9	133.5	14.6	1.244	0.0	0	23295	10259
OP07-25	Pit	OPM	3.0	17.1	14.1	1.215	0.5	14	23325	10353
OP07-34	Pit	OPM	57.3	77.3	20.0	0.843	1.8	64	23279	10306
YD86-35	Pit	OPM	115.5	129.8	14.3	1.081	0.0	0	23323	10271
YD96109	Pit	OPM	119.8	133.5	13.7	1.112	0.4	23	23206	10242
YD86-73	Pit	OPM	96.3	118.0	21.6	0.659	0.0	0	23330	10285
YD86-16	Pit	OPM	84.4	96.9	12.5	1.077	0.0	0	23356	10301
OP07-22	Pit	OPM	32.6	40.0	7.4	1.752	0.9	18	23295	10336
YD9568	Pit	OPM	38.1	47.2	9.1	1.235	0.0	0	23355	10329
YD95101	Pit	OPM	148.7	151.8	3.1	3.610	1.5	20	23207	10242
OP07-55	Pit	OPM	150.0	157.9	7.9	1.391	3.3	32	23338	10237
YD86-20	Pit	OPM	35.7	45.4	9.8	1.117	0.0	0	23309	10327
YD9574	Pit	OPM	152.4	164.8	12.4	0.860	0.3	15	23294	10207
YD9569	Pit	OPM	144.8	152.4	7.6	1.331	0.4	4	23356	10236
YD96108	Pit	OPM	113.7	119.5	5.8	1.751	0.2	30	23205	10273
YD86-34	Pit	OPM	97.8	108.2	10.4	0.928	0.0	0	23340	10293
OP07-24	Pit	OPM	5.0	14.0	9.0	1.036	2.2	17	23347	10354
TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 16 OF 18)
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
YD86-20	Pit	OPM	52.7	62.5	9.8	0.956	0.0	0	23309	10313
YDOPFS-1	Pit	OPM	116.4	132.0	15.6	0.513	0.0	0	23354	10254
OP07-41	Pit	OPM	143.0	147.5	4.5	1.497	0.4	7	23313	10241
YD80-22	Pit	OPM	3.7	29.6	25.9	0.242	0.0	0	23315	10349
YD80-20	Pit	OPM	2.7	24.1	21.3	0.284	0.0	0	23325	10351
YD9572	Pit	OPM	7.6	12.2	4.6	1.078	0.4	10	23294	10353
YD96110	Pit	OPM	173.1	176.2	3.0	1.580	0.0	0	23205	10202
YD86-17	Pit	OPM	89.6	94.2	4.6	1.050	0.0	0	23328	10296
YD86-68	Pit	OPM	69.8	71.3	1.5	2.400	0.0	0	23327	10311
YR-08	Pit	OPM	72.3	80.2	7.9	0.449	0.8	23	23330	10207
YD96109	Pit	OPM	145.7	148.7	3.1	0.855	0.4	25	23207	10224
OP07-23	Pit	OPM	44.3	49.0	4.7	0.496	0.0	7	23340	10328
OP07-21	Pit	OPM	3.0	4.8	1.8	0.637	0.0	0	23276	10359
YD86-69	Pit	OPM	74.3	76.2	1.9	0.340	0.0	0	23341	10308
YD86-47	Pit	OPM	139.4	143.4	4.0	0.030	0.0	0	23337	10271
YD88-04	Pit	OPM	1.8	69.5	67.7	0.000	0.0	0	23328	10325

1-14

YD96111	Pit	OPW1	26.8	69.5	42.7	2.384	1.6	19	23172	10313
OP07-15	Pit	OPW1	79.0	111.2	32.2	2.491	0.0	0	23176	10275
YD96112	Pit	OPW1	5.5	49.7	44.2	1.489	0.9	15	23143	10331
YD86-61	Pit	OPW1	81.4	109.7	28.4	1.981	0.0	0	23157	10282
OP07-04	Pit	OPW1	28.4	53.0	24.6	1.238	0.0	0	23126	10319
YD86-97	Pit	OPW1	55.5	64.6	9.2	3.088	0.0	0	23160	10305
YD9593	Pit	OPW1	50.3	61.0	10.7	2.385	0.0	0	23050	10294
YD96115	Pit	OPW1	3.5	22.3	18.7	1.164	1.3	7	23081	10333
OP07-15	Pit	OPW1	64.7	71.0	6.3	3.181	0.0	0	23175	10297
M03-53	Pit	OPW1	44.2	61.4	17.2	1.127	0.5	12	22991	10287
YD96116	Pit	OPW1	77.1	95.4	18.3	0.888	1.8	7	23078	10273
YD9587	Pit	OPW1	36.0	40.5	4.6	3.134	1.0	20	23111	10316
YD88-10	Pit	OPW1	68.6	75.3	6.7	2.098	0.0	0	23140	10296
YD9599	Pit	OPW1	93.9	104.6	10.7	1.250	0.0	0	22988	10237
YD88-08	Pit	OPW1	0.0	25.1	25.1	0.528	0.0	0	23171	10313
YD9587	Pit	OPW1	60.4	69.5	9.1	1.403	0.0	17	23111	10297
YD08-70A	Pit	OPW1	16.7	24.8	8.1	1.546	0.0	0	22961	10307
YD9588	Pit	OPW1	106.7	111.3	4.6	2.229	1.1	10	23112	10266
YD96124	Pit	OPW1	3.4	9.4	6.1	1.608	4.5	18	22959	10323
YD96113	Pit	OPW1	135.0	141.1	6.1	1.453	0.8	20	23141	10250
YD86-62	Pit	OPW1	65.5	70.1	4.6	1.430	0.0	0	23096	10293
YD90-06	Pit	OPW1	134.4	138.1	3.7	1.698	1.8	22	23154	10233
OP07-12	Pit	OPW1	3.0	8.5	5.5	1.070	0.0	0	23140	10348
YD9594	Pit	OPW1	64.0	68.6	4.6	1.152	0.5	0	23050	10277
YD9583	Pit	OPW1	137.2	140.2	3.1	1.699	0.5	30	23172	10256
OP07-49	Pit	OPW1	35.0	36.9	1.9	2.601	0.0	0	23162	10327
OP07-17	Pit	OPW1	116.4	120.1	3.7	0.907	0.0	0	23164	10259
YD90-06	Pit	OPW1	164.6	167.3	2.8	1.152	4.4	20	23154	10208
OP07-05	Pit	OPW1	3.7	8.4	4.7	0.666	0.0	0	23125	10347
YD86-62	Pit	OPW1	27.4	29.3	1.8	1.710	0.0	0	23096	10321
YD9586	Pit	OPW1	4.6	7.0	2.4	1.222	0.0	0	23112	10345
TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 17 OF 18)
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
YD9592	Pit	OPW1	4.3	5.5	1.2	1.470	0.0	0	23050	10333
YD08-70	Pit	OPW1	8.2	17.0	8.8	0.064	0.0	0	22959	10315
OP07-07	Pit	OPW2	21.8	52.0	30.2	2.606	0.0	0	23066	10321
OP07-48	Pit	OPW2	45.0	58.0	13.0	5.094	0.0	0	23126	10322
YD80-57	Pit	OPW2	72.2	86.0	13.7	3.310	0.0	0	22998	10280
YD9592	Pit	OPW2	96.9	130.5	33.5	1.231	0.0	0	23048	10258
YD96117	Pit	OPW2	17.7	42.1	24.4	1.510	0.2	12	23051	10324
YD96123	Pit	OPW2	51.0	66.0	15.0	2.337	0.8	26	22961	10294
OP07-06	Pit	OPW2	85.1	109.4	24.3	1.272	0.0	0	23076	10278
OP07-10	Pit	OPW2	20.7	43.7	23.0	1.269	0.0	0	23021	10322
YD80-06	Pit	OPW2	26.8	44.5	17.7	1.493	0.0	0	22975	10310
OP07-42	Pit	OPW2	34.1	53.6	19.5	1.336	0.0	0	23097	10323
OP07-01	Pit	OPW2	72.8	87.1	14.3	1.816	0.0	0	22993	10277
YD9591	Pit	OPW2	45.1	63.7	18.6	1.382	0.6	18	23050	10308
YD80-58	Pit	OPW2	80.2	92.4	12.2	2.055	0.0	0	23017	10274
YD9597	Pit	OPW2	104.6	117.7	13.1	1.674	1.1	24	22988	10251
YD96115	Pit	OPW2	119.8	136.6	16.8	1.193	0.5	15	23075	10253
BM2U	Pit	OPW2	73.8	75.7	2.0	8.910	0.0	0	22959	10254
OP07-11	Pit	OPW2	92.6	101.5	8.9	1.895	0.0	0	23049	10272
YD80-62	Pit	OPW2	87.2	94.8	7.6	2.167	0.0	0	22976	10270
YD9592	Pit	OPW2	150.3	157.9	7.6	2.095	0.0	0	23046	10231

1-15

OP07-43	Pit	OPW2	29.5	37.8	8.3	1.921	0.0	0	23080	10324
OP07-14	Pit	OPW2	43.9	49.9	6.0	2.375	0.0	0	23109	10323
YD80-62	Pit	OPW2	50.6	58.2	7.6	1.849	0.0	0	22976	10296
OP07-02	Pit	OPW2	4.5	11.7	7.2	1.808	0.0	0	22975	10331
OP07-03	Pit	OPW2	18.9	30.1	11.2	1.144	0.0	0	22960	10320
YD9586	Pit	OPW2	106.1	107.6	1.5	8.370	0.0	0	23105	10275
YD96119	Pit	OPW2	63.0	67.5	4.5	2.747	0.6	23	23020	10292
YD96120	Pit	OPW2	116.7	124.4	7.6	1.613	0.0	0	23029	10252
OP07-10	Pit	OPW2	47.0	57.0	10.0	1.190	0.0	0	23022	10308
OP07-01	Pit	OPW2	63.2	69.2	6.0	1.865	0.0	0	22992	10287
YD96124	Pit	OPW2	139.6	144.2	4.6	2.434	0.6	27	22963	10231
YD96114	Pit	OPW2	68.7	77.1	8.4	1.138	0.8	18	23080	10297
YD80-07	Pit	OPW2	14.9	30.2	15.2	0.605	0.0	0	22989	10320
OP07-44	Pit	OPW2	58.4	66.5	8.1	1.081	0.0	0	23067	10305
YD9593	Pit	OPW2	158.5	167.6	9.1	0.932	0.6	8	23050	10222
OP07-09	Pit	OPW2	14.5	18.5	4.0	1.901	0.0	0	23034	10333
YD9591	Pit	OPW2	72.5	77.1	4.6	1.609	0.3	3	23049	10294
OP07-14	Pit	OPW2	54.5	58.9	4.4	1.662	0.0	0	23108	10316
YD96120	Pit	OPW2	142.7	147.2	4.6	1.595	0.0	0	23030	10236
YD9593	Pit	OPW2	214.9	221.0	6.1	0.911	0.0	0	23051	10186
YD80-21	Pit	OPW2	69.8	74.4	4.6	1.025	0.0	0	23030	10287
OP07-11	Pit	OPW2	74.0	78.5	4.5	0.953	0.0	0	23049	10287
OP07-02	Pit	OPW2	23.0	26.7	3.7	1.155	0.0	0	22973	10319
YD80-57	Pit	OPW2	113.4	119.5	6.1	0.688	0.0	0	22998	10253
OP07-13	Pit	OPW2	57.5	59.0	1.5	2.790	0.0	0	23140	10316
YD96119	Pit	OPW2	85.5	91.5	6.0	0.677	0.5	12	23020	10276
TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 18 OF 18)
			From		Length	Au	Ag	W
Drill Hole	Resource	Lens	(m)	To (m)	(m)	gpt	gpt	ppm	Mid X	Mid Z
YD9588	Pit	OPW2	221.7	227.1	5.3	0.736	0.0	0	23112	10192
OP07-03	Pit	OPW2	3.0	5.6	2.6	1.508	0.0	0	22960	10334
YD9592	Pit	OPW2	138.1	142.7	4.6	0.764	0.0	0	23047	10240
YD9587	Pit	OPW2	153.3	156.4	3.1	1.130	0.7	20	23115	10235
YD9586	Pit	OPW2	95.4	98.5	3.1	1.026	0.0	0	23106	10282
YD96115	Pit	OPW2	145.7	148.7	3.1	0.853	0.3	10	23074	10240
YD96118	Pit	OPW2	17.7	20.7	3.1	0.825	0.5	10	23019	10330
YD92	Pit	OPW2	78.0	79.9	1.8	1.120	0.0	0	22968	10254
YD9596	Pit	OPW2	40.5	43.6	3.1	0.655	0.0	15	22989	10306
YD9598	Pit	OPW2	144.2	146.6	2.4	0.755	0.0	0	22984	10210
OP07-47	Pit	OPW2	4.0	5.5	1.5	1.220	0.0	0	23065	10344
YD80-58	Pit	OPW2	119.8	121.3	1.5	1.030	0.0	0	23017	10250
YD9597	Pit	OPW2	129.2	130.5	1.2	0.650	0.0	10	22987	10238
BM1U	Pit	OPW2	78.9	80.4	1.5	0.000	0.0	0	23022	10254

1-16

FIGURE 25-1 LONGITUDINAL PROJECTION –UBZ OVERVIEW

UBZ Overview Longsection
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
DDH locations
MCM910
MCM1123
MCM1186
MCM1197
MCM58
MCM54
MCM51
MCM55
YD08-75
YD100
YD08-65
YD90-25
MCM1211
MCM1209
MCM1260
YD90-05
MCM1235
MCM1233
MCM1250
MCM1252
YD07-40C

1-17

FIGURE 25-2 LONGITUDINAL PROJECTION – UBZ LONGSECTION 1

1-18

FIGURE 25-3 LONGITUDINAL PROJECTION – UBZ LONGSECTION 2

1-19

FIGURE 25-4 LONGITUDINAL PROJECTION – UBZ LONGSECTION 3

1-20

FIGURE 25-5 LONGITUDINAL PROJECTION – UBZ LONGSECTION 4

1-21

FIGURE 25-6 LONGITUDINAL PROJECTION – UBZ LONGSECTION 5

1-22

FIGURE 25-7 LONGITUDINAL PROJECTION – LENS A

10,000EL
A Solid Longsection
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
Au gpt in red text
true width(m) in blue text
9000EL
23000 E
23500 E

1-23

FIGURE 25-8 LONGITUDINAL PROJECTION – LENS B

10,000EL
9500EL
B Lens Longsection
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
Au gpt in red text
true width(m) in blue text
22500 E
23000 E

1-24

FIGURE 25-9 LONGITUDINAL PROJECTION – LENS C

C Lens Longsection
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
Au gpt in red text
true width(m) in blue text
10000EL
9500EL
2500 E
23000 E
2.5
YD08-69
20.51
1.973
YD72
4.517
YD07-52
3.253
2.636
YD90-34
3.879
2.94
YD90-07
1.992
YD08-78A
3.015
YD90-21
3.634
YD07-57
5.494
2.892
YD07-34
9.157
YD06-22
6.72
3.588
YD06-24
5.43
1.884
YD06-17
4.503
5.707
YD06-17B
4.26
2.88
YD08-81
4.003

1-25

FIGURE 25-10 LONGITUDINAL PROJECTION – LENS F

F Lens Longsection
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
Au gpt in red text
true width(m) in blue text
3.481
YD90-34
5.61
1.867
YD90-23
4.676
3.292
YD90-28
6.829
3.299
YD07-35
5.666
2.335
YD90-21
3.18
1.586
YD07-67
4.612
4.632
YD07-36
2.229
4.533
YD06-24
6.896
1.66
YD06-25
4.985
9500EL
1.41
YD06-17
2.011
3.012
YD06-17B
4.003
1.945
YD06-34
6.703
23000 E

1-26

FIGURE 25-11 LONGITUDINAL PROJECTION – LENS FF

FF Lens Longsection
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
Au gpt in red text
true width(m) in blue text
10,000EL
23,000E
YD96115
YD96120
YD9598
YD08-70A
YD9599
YD9595
YD08-68
YD08-69
YD07-55
YD90-32

1-27

FIGURE 25-12 LONGITUDINAL PROJECTION – LENS H

H Lens Longsection
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
Au gpt in red text
true width(m) in blue text
YD08-64
2.461
YD06-27
3.201
YD08-63C
9.205
3.691
YD08-63B
8.073
1.896
YD08-53B
2.521
1.743
YD08-53C
8.867
1.923
YD08-53E
4.682
YD08-59
9000El
23,000E
23000 E

1-28

FIGURE 25-13 LONGITUDINAL PROJECTION – LENS NN & LENS Q

10,000EL
NN Lens Longsection (Upper)
Q Lens (Lower)
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
Au gpt in red text
true width(m) in blue text
9,000EL
23000 E
23500 E

1-29

FIGURE 25-14 LONGITUDINAL PROJECTION – LENS U

ULens Longsection
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
Au gpt in red text
true width(m) in blue text
10,000EL
9,000EL
23000 E
23500 E

1-30

FIGURE 25-15 LONGITUDINAL PROJECTION – LENS X

1 APPENDIX 3

MINERALIZATION WIREFRAME CONSTRUCTION METHODS

1-31

1-32

Figure 1

Figure 2

To build a solid, the view is oriented looking down dip (Fig. 1) so all the intercepts approximate a plane. An average plane is defined by the geologist and the interpolation is ready to run (Fig. 2).

The middle surface is defined (red) and then a "vein" structure of 4m nominal width constructed from the upper and lower surfaces of coded intervals. Blue is 4-7m wide while warm colours are 10m plus.

1-33

1-34